Form 20-F
period 2006-12-31
Strathmore Minerals Corp.
filed 2007-07-17
CIK 1310287

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period __________

OR

[   ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

STRATHMORE  MINERALS CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

700 – 1620 Dickson Avenue, Kelowna, British Columbia, Canada  V1Y 9Y2

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           70,631,548 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   xxx

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ___  No ___  N/A  ___

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___ No _X_

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   Accelerated filer   Non-accelerated filer  xxx

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___    No  ____  N/A  _X_

Index to Exhibits on Page 102

STRATHMORE MINERALS CORP.

FORM 20-F ANNUAL REPORT

#

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

Glossary:

Adit - A horizontal excavation made into a hill that is usually driven for the purpose of intersecting or mining an ore body.

Arkose – a feldspar-rich sandstone.

Breccia - A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Chloritization – The conversion of or replacement by chlorite.

Cutoff grade: The lowest grade of uranium ore, in percent U3O8, at a minimum specified thickness that can be mined at a specified cost.

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Electro-magnetic (“EM”) Survey - A geophysical survey method which measures the electromagnetic properties of rocks.

Fault – a fracture or break in rock along which there has been movement.

Fluvial: Of or pertaining to a river or rivers

Gamma Log - A type of survey that records the amount of radiation in the surrounding rock.

Geophysical Survey - A scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Grade GT - A factor used in the method to determine the contained resource of uranium deposits.  The number of cubic feet that comprise 1 ton of ore is multiplied by the cut-off grade to obtain the GT (grade in %U3O8 times thickness in ft).

Granite - any holocrystalline, quartz-bearing plutonic rock.

Hematite - An oxide of iron, and one of iron’s most common ore minerals.

Ignimbrite - The rock formed by the widespread deposition and consolidation of ash flows.

In Situ leach mining (ISL): The recovery through chemical leaching of uranium from an ore body without physical extraction of the ore from the ground: also referred to as "solution mining."

Lense - A body of ore that is thick in the middle and tapers towards the ends.

National Instrument 43-101 (NI 43-101) – A rule developed by the Canadian Securities Administrators (CSA) and administered by the provincial securities commissions in Canada that governs how issuers disclose scientific and technical information about their mineral projects to the public. It covers oral statements as well as written documents and websites. It requires that all disclosure be based on advice by a "qualified person" and in some circumstances that the person be independent of the issuer and the property.

A qualified person (QP) as defined in NI 43-101 as an individual who:

a)

is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

b)

has experience relevant to the subject matter of the mineral project and the technical report; and

c)

is a member in good standing of a professional association.

Pyroclastic - Produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Applied to the rocks and rock layers as well as to the textures so formed.

Roll Front Deposit - A sandstone uranium deposits formed in an aquifer through which uranium bearing groundwater flows. The uranium and other metals dissolved in the ground water precipitate out of the ground water and forms a uranium deposit. Roll front deposits are most typically mined by in-situ methods.

Sandstone - A medium-grained sedimentary rock composed of abundant rounded or angular fragments of sand size set in a fine-grained matrix and more or less firmly united by a cementing material

Syncline - A down-arching fold in bedded rocks

Tuff - A general term for all consolidated pyroclastic rocks.

U3O8 - Triuranium Octaoxide, the oxide form of uranium that is the most common chemical form found in nature and is commercially mined for its uranium metal content.

Yellowcake: A natural uranium concentrate that takes its name from its color and texture. Yellowcake typically contains 70 to 90 percent U3O8 by weight. It is used as feedstock for uranium fuel enrichment and fuel pellet fabrication.

INTRODUCTION

Strathmore Minerals Corp. is organized under the laws of British Columbia, Canada.  In this Annual Report, the “Company”, “The Company”, "we," "our" and "us" refer to Strathmore Minerals Corp. (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report.  Our principal corporate offices are located at 700 – 1620 Dickson Ave, Kelowna, British Columbia, Canada V1Y 9Y2.  Our telephone number is 800-647-3303.

BUSINESS OF STRATHMORE MINERALS CORP.

Strathmore Minerals Corp. (the “Company") is a mineral exploration company.  Its main focus is on property interests, which may contain economic reserves of uranium. The property interests in which the Company has an interest or the right to acquire an interest are currently in the exploration stage.

There are no known proven reserves of minerals on the Company’s property interests.  The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, the Company is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

#

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 5/31/2007 the names of the Directors of the Company.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected of Appointed

Michael Halvorson (1)	57	December 23, 1996
Dr. Dieter Krewedl (1)	62	January 14, 2005
Devinder Randhawa (1)	45	October 18, 1996
David Miller	54	June 8, 2006
Ray Larson	67	December 20, 2006

(1)

Member of Audit Committee.

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 5/31/2007, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

Name	Age	Date First Elected of Appointed
Devinder Randhawa, Chairman and Chief Executive Officer (1)	45	July 3, 2002
David Miller, President and Chief Operating Officer (2)	54	October 26, 2005
Bob Hemmerling, Corporate Secretary (1)	46	January 23, 2004
Patrick Groening, Chief Financial Officer (1)	35	April 27, 2005
Stephen Khan, Executive Vice President (1)	49	November 25, 2003
Mr. John De Joia, Vice President of Technical Services (1)	58	March 15, 2005
Mr. Juan Velasquez, Vice President of environmental and Regulatory Affairs (1)	56	March 15, 2005

(1)

Business address:

700 – 1620 Dickson Ave, Kelowna, B.C. V1Y 9Y2

(2)

Business address:

213 W. Main, Suite F, Riverton, WY 82501

______________________________________________________________________________

Mr. Randhawa’s business functions, as Chairman and Chief Executive Officer, include strategic planning, business development, operations, liaison with auditors-accountants-lawyers-regulatory authorities-financial community and shareholders.

Mr. Miller’s business functions, as President of the Company, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/ activities of the Company, and reporting to the Board of Directors.

Mr. Hemmerling’s business functions, as Corporate Secretary, include attending and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall entering or causing to be entered in records kept for that purpose minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify.  Mr. Hemmerling may delegate all or part of his duties as Corporate Secretary to a nominee from time to time.

Mr. Groening’s business functions, as Chief Financial Officer, include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of the expenses/taxes/activities of the Company.  He assists in ensuring the Company’s compliance with all statutory and regulatory compliance.

Stephen Kahn’s business functions include administration, strategic planning, and business development.

Mr. De Joia’s business functions, as Vice President of Technical Services, include reviewing the property interests held by the Company. This includes taking part in feasibility studies, permitting and licensing applications, environmental studies and assessments.

Mr. Velasquez’s business functions, as Vice President of Environmental and Regulatory Affairs, include taking part in feasibility studies, permitting and licensing applications, environmental studies and assessments. They also include liaising with regulatory authorities and providing advice to the Company on lobbying efforts necessary to advance uranium mining and nuclear energy worldwide.

1.B.  Advisors

       ---No Disclosure Necessary ---

1.C.  Auditors

The Company’s auditors for its financial statements for each of the preceding ten years was Davidson & Company LLP, Chartered Accountants, 1200 – 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1G6.  They are members of the British Columbia Institute of Chartered Accountants.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31st 2006, 2005, 2004, 2003, and 2002 were derived from the financial statements of the Company that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The auditor conducted the audits in accordance with Canadian Generally Accepted Auditing Standards (GAAS), as well as the standards of the Public Company Accounting Oversight Board of the United States.

All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(Cdn$ in 000, except per share data)

	Three months Ended 3/31/07	Three months Ended 3/31/06	Fiscal Year Ended 12/31/06	Fiscal Year Ended 12/31/05	Fiscal Year Ended 12/31/04	Fiscal Year Ended 12/31/03	Fiscal Year Ended 12/31/02

Canadian GAAP
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the period	($707)	($500)	($2,310)	($1,623)	($1,994)	($433)	($1,159)
Basic Income (Loss) Per Share	$0.01	($0.01)	($0.03)	($0.03)	($0.08)	($0.05)	($0.17)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares - Basic (000)	71,433	58,891	66,314	53,550	26,140	8,346	6,961
Wtg. Avg. Shares – Diluted (000)	74,363	58,891	66,314	53,550	26,140	8,346	6,961
Period-end Shares (000)	72,153	62,002	70,631	55,756	36,241	14,158	8,047

Working Capital	$31,857	$28,137	$32,426	$21,226	$9,056	$1,030	($31)
Mineral Property interests	$8,135	$7,162	$7,702	$9,151	$2,856	$207	$109
Long-Term Debt	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Capital Stock	$70,293	$53,364	$69,061	$41,300	$23,457	$12,625	$11,612
Shareholders’ Equity	$55,565	$39,885	$52,766	$30,585	$11,983	$1,243	$86
Total Assets	$56,638	$40,142	$53,490	$30,771	$12,057	$1,291	$136

US GAAP
Net Loss	N/A	N/A	($10,601)	($5,513)	($3,622)	($531)	($291)
Loss Per Share	N/A	N/A	($0.16)	($0.10)	($0.14)	($0.06)	($0.04)
Mineral Property Interests	N/A	N/A	$5,729	$3,522	$1.022	Nil	Nil
Shareholders’ Equity	N/A	N/A	37,709	$24,956	$10,148	$1,036	($23)
Total Assets	N/A	N/A	39,571	$25,142	$10,223	$1,084	$27

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the fiscal years ended 12/31/2002 thru 12/31/2006; the end of the latest six month interim periods ended 6/31/2007 and 6/31/2006; and, the last eight monthly periods. The average rates for the annual and nine month periods, and the range of high and low rates for all the periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

June 2007		$1.07	$1.06	$1.06
May 2007		1.11	1.07	1.07
April 2007		1.16	1.11	1.11
March 2007		1.18	1.15	1.15
February 2007		1.19	1.16	1.17

January 2007		1.19	1.16	1.19
December 2006		1.17	1.14	1.17
November 2006		1.15	1.13	1.14

Six Months Ended 6/30/2007	$1.13	$1.19	$1.06	$1.06
Six Months Ended 6/30/2006	1.13	1.17	1.10	1.12

Fiscal Year Ended 12/31/2006	$1.15	$1.17	$1.10	$1.17
Fiscal Year Ended 12/31/2005	1.22	1.27	1.15	1.17
Fiscal Year Ended 12/31/2004	1.30	1.39	1.18	1.19
Fiscal Year Ended 12/31/2003	1.39	1.58	1.29	1.29
Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 5/31/2007.

Table No. 5

Capitalization and Indebtedness

May 31, 2007

______________________________________________________________________________

______________________________________________________________________________

Designation of Security	Amount Authorized	Amount Outstanding as of May 31, 2007

Common Shares	Unlimited	72,213,911 shares
Common Share Purchase Warrants		541,324 warrants
Common Share Options		3,905,000 options
Long Term Debt		$0
Long Term Liabilities		$0

______________________________________________________________________________

______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

Risks Associated with Resource Exploration:

Strathmore Has No Reserves on the Property interests in Which It Has an Interest and If Reserves Are Not Defined Strathmore Could Have to Cease Operations:

Strathmore is an exploration stage company and has not yet established any economically recoverable uranium reserves on any of its properties. The long-term success of Strathmore depends on the ability to successfully define economically recoverable quantities of uranium ore. If the Company does not ultimately define an economically recoverable uranium ore, it would have to cease operations.

Cumulative Unsuccessful Exploration Efforts By Strathmore Personnel Could Result In Strathmore Having to Cease Operations:

The expenditures to be made by the Company in the exploration of its uranium property interests as described herein may not result in discoveries of mineralized material in commercial quantities. Uranium exploration requires substantial capital expenditures to define commercially recoverable ore, and substantial amounts of additional funds would be required to develop any development infrastructure required to mine and process the uranium ore. Most exploration projects do not result in the discovery of commercially mineable ore deposits. If the Company is unable to define a commercially recoverable uranium deposit on its properties, it would likely lose the entire amount of capital invested in the properties, and this occurrence could ultimately result in the Company having to cease operations.

Uranium Prices May Not Support Corporate Profit for Strathmore:

Uranium prices have been highly volatile, and are affected by numerous international economic and political factors which Strathmore has no control. The Company’s long-term success is highly dependent upon the price of uranium, as the economic feasibility of any ore body discovered on its properties would in large part be determined by the prevailing market price of uranium. If a profitable market does not exist, the Company could have to cease operations.

The Uranium Exploration and Mining Industry is Highly Competitive

The uranium industry is highly competitive, and Strathmore is required to compete with other corporations that may have greater resources than the Company. Such corporations could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in Strathmore Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Strathmore to cease operations.

The Company is Subject to Substantial Government Regulatory Requirements

Strathmore’s exploration operations are affected by government regulations relating to resource operations, including the acquisition of land, pollution control and environmental protection, waste disposal and toxic substances, and safety.  Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.  The requirements to comply with these regulations may result in increased costs, as well as delays in obtaining the permits required to conduct operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment.  The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

On the Federal, Provincial and State level, the Company must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. Depending upon the type and extent of the exploration activities, the Company may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. If the reclamation requires funds in addition to those already allocated, the Company could be forced to pay for the extra work and it could have a significant negative effect upon the Company’s financial position and operations.

The Company is Subject to Substantial Environmental Requirements

In connection with its operations and properties, Strathmore is subject to extensive and changing environmental legislation, regulation and actions.  The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. These regulations may require obtaining permits or other authorizations for certain activities.  These laws and regulations may also limit or prohibit activities on certain lands lying within certain types of areas, area providing for habitat for certain species or other protected areas.

Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

The Navajo Nation has Banned Uranium Mining in “Indian Country” and Has Threatened Legal Action Against Uranium Mining in the Area of the Reservation, Which May Include Certain of the Company’s Properties

The Navajo Nation Council passed the Diné Natural Resources Protection Act of 2005 in April 2005 which  prohibiting uranium mining and processing on any sites within the reservation and “Indian Country”. Indian Country defines that certain lands which, although not within the Navajo reservation, yet within close proximity to Navajo lands which contain a “dependent Indian community”, may fall under the Navajo regulations. The legal determination of which areas and properties are contained within “Indian Country” is a matter of dispute. Some of Strathmore’s New Mexico properties, particularly Church Rock and Nose Rock, are situated on State or Federal land but lie in close proximity to the Navajo nation. These properties have not at this time been determined to be within “Indian Country”; However, if the Federal Government does ultimately determine some of the Company’s properties lie in Indian Country, the ban may prevent Strathmore from exploring or developing the properties so defined until the legal and jurisdictional issues are resolved, either through negotiation or through the courts.

Risks Associated with the Financing Requirements of the Company

Strathmore Has Minimal Positive Cash Flow and No History Earnings

None of the Company’s property interests have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to Strathmore has been through the sale of its common shares, which is expected to continue for the foreseeable future. Any future additional equity financing would cause dilution to current stockholders.

Strathmore Will Require Additional Funds Under its Expected Business Plan, and is Dependent Upon Public and Private Distributions of Common Shares to Obtain Capital in Order to Sustain Operations.

The Company will require additional funds to continue to explore its uranium properties. This work will require additional capital, the amount and timing of which is unknown at this time. The exploration of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Historically, Strathmore has depended upon the issuance of common shares to raise capital for operations. Such sources of financing may not be available on acceptable terms in the future, if at all.  These financings may also be on terms less favorable to the Company than those obtained previously. Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of such properties. The issuance of additional common share equity will cause dilution to current shareholders.

Strathmore has also historically issued stock options as part of its compensation of officers, directors and consultants, as well as issuing common stock warrants as part of its equity financings. These issuances are likely to cause further dilution to common shareholders. The Company currently has 3,905,000 share purchase options outstanding and 541,324 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 72,213,911  (as of May 31, 2007) to 76,660,235. This represents an increase of 6.16% in the number of shares issued and outstanding and would result in dilution to current shareholders.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Strathmore Could Be In An Amount Great Enough to Force Strathmore to Cease Operations:

The current and anticipated future operations of the Company, including further exploration activities require permits from various Canadian, U.S. and Peruvian federal, provincial, state and local governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease operations.

Risks Relating to an Investment in the Securities of the Company

The Company is Currently Effecting a Spin-Out of its Canadian and Peruvian Assets into a Separate Company, which May have a Negative Effect on the Company’s Share Price

Under the Plan of Arrangement approved by shareholders, Strathmore is currently effecting the spin-out of its Canadian and Peruvian mineral exploration property assets into a separately traded public company, Fission Energy (“Fission”). This spin-out will remove approximately $3,500,000 in mineral property assets from the Company’s balance sheet, as well as $500,000 cash. The investment market’s reaction to the spin-off is unknown, and it could result in a negative effect on the Company’s share price.

Strathmore is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in Strathmore Having to Cease Operations:

While engaged in the business of exploiting mineral property interests, the nature of the Company’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend, on the efforts of its Senior Management, particularly its Chairman and CEO, Dev Randhawa; it’s President and COO, David Miller; and, it’s Corporate Secretary, Mr. Bob Hemmerling. The Company also relies on Mr. Robert Quartermain, a member of the Executive Advisory Board, and Dr. Dieter Krewedl, a member of the Board of Directors for advice pertaining to exploration work. In the area of capital issues, the Company relies on Steven Khan because of his expertise in this area. Loss of these individuals could have a material adverse effect on the Company.  The Company has no key-man life insurance with the Senior Officers or the Directors.

Under the Plan of Arrangement, Officers and Directors will Serve the New Company, which Could Reduce the Time and Focus on Strathmore Business.

The Company is currently effecting a spin-out of its Canadian and Peruvian mineral exploration property assets into a separately traded public company, Fission Energy (“Fission”). The officers and directors of Strathmore are expected to serve in the same capacity with Fission. The requirements of operating an additional public company may necessitate management to spend less time on Strathmore business, which could have a negative effect on the operations of the Company.

The Market for the Company’s Stock has Been Subject to Volume and Price Volatility which Could Negatively Effect a Shareholder’s Ability to Buy or Sell the Company’s Shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (ie. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in the province of British Columbia under the British Columbia Corporations Act.  A majority of the Company's directors are residents of Canada, and a substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a "foreign private Company”, Strathmore is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company is engaged in the acquisition and exploration of uranium exploration properties. The property interests in which the Company has an interest or the right to acquire on interest are all currently in the exploration stage and there is no guarantee that an economic ore body will ever be discovered.

The Company’s executive office is located at:

 700 – 1620 Dickson Ave, Kelowna, B.C. Canada V1Y 9Y2

 Telephone: (800) 647-3303

 Facsimile: (604) 868-8493

 e-mail: Bob@rdcapital.com

The contact person is:

  Mr. Robert Hemmerling, Corporate Secretary

The Company’s registered office is located at:

 700 – 595 Howe Street, Vancouver, B.C. Canada V6C 2T5

 Telephone: (604) 687-2923

 Facsimile: (604) 687-5960

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol “STM”.

The Company has an unlimited number of no par common shares authorized. At 12/31/2006, the end of the Company's most recent fiscal year, there were 70,631,548 common shares issued and outstanding.  At  3/31/2007, there were 72,153,687 common shares issued/outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Proposed Corporate Reorganization

Strathmore currently has mineral exploration property interests located in Canada, the United States and Peru. The Company proposed to reorganize its mineral property interests under a Plan of Arrangement (the “Plan”) by transferring all of its Canadian and Peruvian mineral properties and $500,000 cash into a new exploration company, known as Fission Energy (“Fission”) pursuant to a plan of arrangement. Strathmore would continue to hold the United States properties. The purpose of the Plan will allow Strathmore to concentrate on the exploration and, if warranted, possible development of the more advanced uranium exploration assets in the United States, while the early stage Canadian and Peruvian uranium exploration properties can be financed separately through Fission Energy.

Immediately following such arrangement, Strathmore's shareholders, other than any dissenting shareholders, would be issued shares in Fission, so that collectively, they would own all of Fission’s shares which would seek a listing on the TSX Venture Exchange. This reorganization is designed to improve the identification and valuation of specific Strathmore properties, to enhance Strathmore's ability to divest specific properties through simpler corporate ownership, to enter into strategic joint venture agreements, and to enable Strathmore to separately finance and develop its various uranium property assets.

If the Plan is completed, Strathmore would retain all of the United States property assets, all of the liabilities, and the majority of the current assets. The following selected unaudited pro forma consolidated financial information for Strathmore is based on the Plan and the assumption, among other things, that the Arrangement had occurred on December 31, 2006.

PRO FORMA STRATHMORE MINERALS CORP. (CONSOLIDATED)
ASSETS
CURRENT:
Cash and cash equivalents	$ 4,799,908
Short term investments	$ 27,412,579
Receivables	$ 407,910
Prepaid expenses	$ 30,593
$ 32,650,990
Equipment	$ 320,201
Land	$ 370,703
Mineral property interests	$ 4,547,525
Deferred exploration costs	$ 3,004,864

TOTAL:	$ 40,894,283

LIABILITIES
CURRENT:
Accounts payable and accrued liabilities	$ 708,606
Due to related parties	$ 15,449
$ 724,055

SHAREHOLDERS’ EQUITY
Share capital	$ 56,464,982
Contributed surplus	$ 1,591,993
Deficit	$(17,886,747)
$ 40,170,228

$ 40,894,283

Fission Energy would receive the Canadian mineral exploration property assets and $500,000 cash, and would succeed to all of Strathmore’s agreements and obligations over the Canadian and Peruvian mineral properties. The following selected unaudited pro forma financial information for Fission Energy is based on the Plan and the assumption, among other things, that the Arrangement had occurred on December 31, 2006.

PRO FORMA FISSION ENERGY
ASSETS
CURRENT:
Cash and cash equivalents	$ 500,000
Short term investments	-
Receivables	-
Prepaid expenses	-
$ 500,000
Equipment	-
Land	-
Mineral property interests	$ 3,154,921
Deferred exploration costs	$ 8,941,150

TOTAL:	$ 12,596,071

LIABILITIES
CURRENT:
Accounts payable and accrued liabilities	-
Due to related parties	-
-

SHAREHOLDERS’ EQUITY
Share capital	$ 12,596,071
Contributed surplus	-
Deficit	-
$ 12,596,071

$ 12,596,071

Details of the Plan of Arrangement

Pursuant to the Plan, common shareholders of Strathmore will receive, for each common share of Strathmore held, one Strathmore New Share and one-third of a common share of Fission Energy. No fraction shares will be issued and shareholders will not receive any compensation in lieu thereof.

As of the Effective Date, for each outstanding Strathmore option held by an Employee Optionholder, the option will be exchanged for one Strathmore new option. The Strathmore New Option will be identical in every respect to the Strathmore Option originally granted except it will have an adjusted exercise price to take into account any change in the fair market value of Strathmore Shares as a result of transferring the Spin-Out Assets from Strathmore to Fission. The exercise price of Strathmore New Options will be determined by the Board of Directors such that the difference between the fair market value of a Strathmore Share and the exercise price of the Strathmore Option immediately prior to the Arrangement becoming effective, shall be equal to the difference between the fair market value of a Strathmore New Share and the exercise price of the Strathmore New Option immediately after the Arrangement becoming effective. The fair market value of the Strathmore Shares and the Strathmore New Shares shall be determined as the weighted average trading price for the three days prior to and after the Share Distribution Record Date, respectively.

As of the Effective Date, for each outstanding Strathmore option held by a Non-Employee Optionholder, such as a consultant, will have its exercise price adjusted in accordance with the terms of such Strathmore Options to take into account any difference in the fair market value of the Strathmore Shares prior to the Arrangement becoming effective and the Strathmore New Shares immediately after the Arrangement becoming effective. The adjusted exercise price of the existing Strathmore Option held by a Non-Employee Optionholder will be set so that the difference between the fair market value of a Strathmore New Share and the adjusted exercise price of the existing Strathmore Option immediately after the adjustment of the exercise price is equal to the difference between the fair market value of a Strathmore Share and the exercise price of a holder’s Strathmore Option, immediately before the adjustment of the exercise price, determined by the same method as for Employee Optionholders.

For Strathmore warrantholders, as of the Effective Date, pursuant to the terms of the warrant agreements entered into on May 9, 2006 between Strathmore and the Warrantholders who received Strathmore Warrants pursuant to Strathmore’s May 2006 brokered private placement, each Strathmore Warrant received in such private placement will be adjusted upon the occurrence of a spin-out transaction to compensate the Warrantholders for the assets spun out and, in the case of the Arrangement, the securities received by a Warrantholder on exercise of a Warrant will be adjusted to reflect the securities received by Shareholders on the Arrangement. After the Arrangement, each Warrantholder will upon exercise of the right to purchase Strathmore Shares, be entitled to receive, and shall accept, in lieu of the number of Strathmore Shares to which the Warrantholder was initially entitled upon such exercise, the kind and amount of shares and other securities or property which the Warrantholder would have been entitled to receive as a result of the transferring of the Spin-Out Assets if, on the effective date thereof, the Warrantholder had been the registered holder of the number of Strathmore Shares to which the Warrantholder was therefore entitled upon such exercise. Therefore, upon the exercise of the Warrants, the Warrantholder will receive one Strathmore New Share and one-third of one Fission Energy Share for each Strathmore Warrant so exercised. The exercise price paid will be divided between Strathmore and Fission on the same ratio that the fair market value of the Spin-Out Assets has to the fair market value of all assets of Strathmore.

The intended officers and directors of Fission are Devinder Randhawa, David R. Miller, Michael Halvorson, Dr. Dieter Krewedl, Raymond Larson, Steven Kahn, and Patrick Groening, all of whom are also officers and/or directors of Strathmore.

All costs relating to the Plan to the Effective Date will be borne by Strathmore.

Result of Shareholder Meeting

The proposed reorganization was subject to shareholder approval by resolution approved by not less than 66-2/3 per cent of the votes cast. Strathmore presented the matter to shareholders at a special meeting held in Vancouver, British Columbia on June 19, 2007. 36,264,607 common shares were represented at the meeting. 98.98% of the represented shares voted for the Motion to approve the Plan. The completion of the Plan is subject to approval by the British Columbia Supreme Court, negotiation of definitive agreements, acceptance by the TSX Venture Exchange, the approval for listing of Fission on the TSX Venture Exchange, and other regulatory approvals.

A copy of the Plan of Arrangement is contained within the Management Information Circular for the Annual and Special Meeting of Securityholders held on June 19, 2007, a copy of which has been filed as an exhibit to the Company’s amended 20-F Registration Statement.

History and Development

The Company was incorporated by memorandum and articles pursuant to the Company Act (British Columbia) on April 16, 1987 under the name 325240 B.C. Ltd. On July 28, 1988, the Company changed its name to Achievers Media Corporation and was continued under the Canada Business corporations Act. The Company was extra-provincially registered in British Columbia effective September 29, 1988.  The Company was listed on the TSX Venture Exchange on September 26, 1989. On November 2, 1992, the TSX Venture Exchange declared the Company inactive. On November 6, 1992, the Company changed its name to The Achievers Training Group Inc. and consolidated it share capital on the basis of one new share for every five existing shares. On May 5, 1993, the Company was continued into British Columbia, and the British Columbia Registrar of Companies issued a Certificate of Continuation under the Company Act on June 21, 1993, at which time the Company changed its name to Rockwealth International Resource Corp.  On June 25, 1993, the TSX Venture Exchange removed the Company’s inactive designation. On August 7, 1996 the Company changed its name to Strathmore Resources Ltd. On September 19, 2000, the Company changed its name to Strathmore Minerals Corp. and consolidated its share capital on a five old for one new basis.

Financings

The Company has financed its operations through funds raised in public and private placements of common shares and the exercise of stock options and warrants. Table No. 6 details the issuances of common shares since 2002.

Table No. 6

Common Stock Share Issuances

Fiscal Year	Nature of Share Issuance	Number of Shares	Capital
2002	Private Placements (1)	550,000	$110,000
	Private Placements (2)	1,535,000	307,000
	Finder’s Fee on Mineral Property Acquisition	60,000	$13,200
2003	Private Placement (3)	2,222,229	$400,000
	Private Placement (4)	3,000,000	$750,000
	Exercise of share purchase options	454,000	$68,100
	Exercise of share purchase warrants	435,000	$108,750
	Acquisition of mineral property (5)	100,000	$56,000
2004	Private Placement(6)	4,767,444	$1,287,210
	Private Placement (7)	1,501,334	$900,800
	Private Placement (8)	3,436,167	$2,061,700
	Private Placement (9)	2,857,143	$2,000,000
	Private Placement (10)	2,000,000	$2.000,000
	Exercise of share purchase warrants	6,208,392	$2,656,557
	Exercise of share purchase options	250,000	$79,698
	Acquisition of mineral property interests	550,000	$757,500
2005	Private Placement (11)	543,000	$1,058,850
	Private Placement (12)	10,000,000	$15,000,000
	Private Placement (13)	114,286	$200,000
	Exercise of share purchase warrants	7,082,971	$4,280,507
	Exercise of share purchase options	887,000	$466,080
	Acquisition of mineral property interests	1,400,000	$2,377,750
2006	Exercise of share purchase warrants	8,340,084	$11,610,850
	Exercise of share purchase options	2,370,000	$1,930,800
	Private Placement (14)	3,265,950	$8,699,795
	Acquisition of mineral property interests	900,000	$2,207,000
2007	Exercise of share purchase warrants	1,179,363	$2,945,252
to date	Exercise of share purchase options	302,500	$354,500
	Acquisition of mineral property interests	100,000	$425,000

*Share amounts for the period prior to September 19, 2000 have been adjusted to reflect a 1 for 5 reverse split.

Share transactions of the Company are as follows:

(1)

In February 2002, the Company issued 550,000 shares at $0.20 per share.

(2)

In June 2002, the Company issued 1,535,000 units at $0.20 per unit. Each unit consists of one common share and share purchase warrant. Each warrant entitled the holder to acquire one additional common share at $0.25 until 6/3/04.

(3)

In November 2003, the Company issued 2,222,229 units at $0.18 per unit. Each unit consisted of one common share and one share purchase warrant. Each warrant entitled the holder to acquire one additional common share at $0.25 until 11/24/05.

(4)

In December 2003, the Company issued 3,000,000 units at a price of $0.25 per unit. Comprised of 400,000 flow-through units and 2,600,00 non-flow-through units for total proceeds of $750,000. Each unit consisted of one flow-through or non-flow-through common share and one share purchase warrant.  Each share purchase warrant is exercisable into an additional common share at $0.35 per share until 12/17/05.

 (5)

During fiscal 2003, the Company amended the terms of a lease agreement for the Chord property located in South Dakota, USA. Consideration of 100,000 shares valued at $56,000 was issued as per the terms of the amendment.

(6)

In January 2004, the Company issued 4,767,444 units at $0.27 per unit. Each unit consisted of one common share and one share purchase warrant for total proceeds of $1,287,210.  Each warrant entitles the holder to acquire one additional common share at $0.36 per share.

(7)

In February 2004, the Company issued 1,501,334 units at $0.60 per unit consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at $0.76 per share expiring 2/23/06.

(8)

In April 2004, the Company issued 3,436,167 units at $0.60 per unit. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share for $0.76 until April 16, 2006.

(9)

In September 2004, the Company sold 2,857,143 common shares at a price of $0.70 per share.

(10)

In September 2004, the Company sold 2,000,000 common shares at a price of $1.00 per share.

(11)

On January 10, 2005, the Company announced that this private placement had closed. This financing consisted of the sale of 543,000 Flow Through shares at a price of $1.95 per Flow Through share.

(12)

On February 23, 2005,The Company announced that this private placement had closed. It consisted of the sale of 10,000,000 units at a price of $1.50 per unit. Each unit consisted of one common share and one half share purchase warrant exercisable at $1.75 until February 21, 2006, and at $2.00 until February 21, 2007. In connection with this financing, The Company issued Agent options to purchase 1,027,180 share at a price of $1.75 until February 21, 2006 and at a price of $2.00 until February 21, 2007. The Company also paid cash commissions in the amount of $1,027,180 in conjunction with the financing.

(13)

This private placement consisted of the sale of 114,286 units at a price of $1.75 per unit. Each unit consists of one common share and one half common share purchase warrant exercisable at $2.00 per share until October 26, 2007.

(14)

This private placement consisted of the sale of 1,697,300 flow-through common shares at a price of $3.00 per flow-through share and 1,568,650 units at a price of $2.30 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire on common share of the company until November 9, 2007 at a price of $3.25.

Capital Expenditures

2002: $38,819  (1)

2003: $42,343  (2)

2004: $1,964,507 (3)

2005: $3,978,040 (4)

2006: $8,467,796 (5)

2007 (3 months):$3,336,826 (6)

(1)

The Company spent $35,000 (cash) on mineral property acquisitions. These funds were spent on the Chord property. Deferred exploration costs on the Company’s mineral property interests were as follows:

Property interests in U.S.A. (Chord)

General expenditures	$3,819

(2)

The Company spent $42,343 (cash) on mineral property acquisitions. These funds were spent on the Athabasca property; the Chord property; the Staked property interests in Peru; and, the Comstock property. In addition, The Company spent $1,612 on “pre-acquisition property costs.

(3)

The Company spent $72,621 on equipment, $1,784,245 on mineral property costs and $107,641 on deferred exploration costs as follows:

$118,612 (Towards purchase)	Athabasca
$13,616 (Towards purchase)	Chord
$87 (Towards purchase)	Comstock
$15,792 (Towards purchase)	Dieter Lake
$38,245 (Towards purchase)	Duddridge Lake
$424,765 (Towards purchase)	New Mexico claims
$798,153 (Exploration expenses)	Canadian staked claims
$46,019 (Exploration expenses)	Peruvian staked claims
$174,516 (Towards purchase)	Wyoming claims
$154,440 (Investigation costs)	Pre-Acquisition Costs
$103,933 (Deferred Exploration Costs)	Canadian property interests
$3,708 (Deferred Exploration Costs)	U.S. property interests

 (4)

The Company spent $181,217 on equipment; $513,300 on mineral property costs; and, $3,283,523 on deferred exploration costs as follows:

Canada
Airborne geophysics surveys	$1,377,507
Camp costs	$41,534
Claim fees	$38,178
Geologist’s fees and supplies	$418,162
General expenses	$16,326
Helicopter rental and equipment fees	$586,482
Lab analysis and sampling	$38,802
Reports	$21,334
Report/map preparation	$33,869

United States
Claim fees	$168,188
Geologist’s fees and supplies	$370,852
General expenses	$8,074
Reports	$3,841
Report/map preparation	$606

Peru
Camp Costs	$4,573
Claim fees	$22,165
Geologist’s fees and supplies	$129,554
General Expenses	$1,861
Report Preparation	$1,615

 (5)

The Company spent $176,721 on equipment; $370,703 on land; $41,957 on mineral property interests; and, $7,878,415 on deferred exploration costs as follows:

Canada
Airborne geophysics surveys	$2,516,823
Camp costs	$238,368
Claim fees	$181,430
Geologist’s fees and supplies	$1,247,177
General expenses	$62,172
Travel	$506,005
Helicopter rental and equipment fuel	$424,851
Lab analysis and sampling	$19,990
Reports	$10,417
Report/map preparation	$51,346

United States
Claim fees	$514,003
Geologist’s fees and supplies	$1,582,897
General expenses	$130,264
Travel	$159,605
Helicopter rental & equipment fuel	$494
Report/map preparation	$2,324

Peru
Claim fees	$30,276
Geologist’s fees and supplies	$131,355
General Expenses	$37,633
Travel	$30,224
Report/Map preparation	$761

(6)

The Company spent $172,070 on equipment; $8,295 on mineral property interests; and, $2,731,461 on deferred exploration costs as follows:

Canada
Drilling	$812
Equipment/Vehicles	$267,882
Facilities/Construction	$2,419
Geology	$563,878
Geophysics	$483,250
General Expenses	$24,128
Property fees	$102,133
Permitting/Regulatory	$95,684
Personnel time	$274,362
Travel	$31,354

United States
Drilling	$7,775
Engineering	$279,305
Equipment/Vehicles	$349
Geology	$16,390
General Expenses	$17,117
Property fees	$42,385
Permitting/Regulatory	$62,918
Personnel time	$379,178
Travel	$38,953

Peru
General expenses	$8,807
Personnel time	$27,316
Travel	$5,066

Plan Of Operations

Source of Funds for Fiscal 2007

The Company’s primary source of funds since incorporation has been through the issuance of equity.  Currently the Company does not have operating revenues, and anticipates generating no revenue during the next year.  As of 3/31/2007, the Company had working capital of $31,857,204.

Use of Funds for Fiscal 2007

During Fiscal 2007, the Company has budgeted that it might expend $3,000,000 on general/administrative expenses.

The Company’s current property acquisition and exploration budget for fiscal 2007 is US$16,400,000 for its United States properties, and C$8,400,000 for its Canadian and Peruvian properties. However, if the spin-out of its Canadian and Peruvian property interests into Fission Energy is completed, Strathmore will provide C$500,000 cash to Fission but will have no current or future obligations to fund exploration on those properties. Additionally, Strathmore has recently signed an option agreement with a partner where the partner will fund the current exploration on a property, and has signed Letters of Intent with other potential partners on several additional properties. If these Letters of Intent are converted into definitive option agreements, current exploration on these properties will be funded by the optionees and the Company’s anticipated expenditures for the current year will be reduced.

Strathmore has sufficient funds on hand to fund all of its anticipated property expenditures for fiscal 2007. The amount of funds required for future periods is dependent upon the completion of the spin-out with Fission Energy, the success and advancement of its exploration programs, and the number and size of any option agreements on certain of its properties.

Anticipated Changes to Facilities/Employees

The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

4.B.  BUSINESS OVERVIEW

Since 1993 the Company has been exploring property interests with a primary emphasis on the search for economic deposits of uranium.

There are no known proven reserves of minerals on the Company’s property interests.  The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, the Company is defined as an “exploration-stage company”.

Historical Corporate Development – January 1, 1997 to Date

During Fiscal 1997, ended 12/31/1997, the Company acquired by staking seven exploration stage property interests in the United States. Since that time all of these property interests have been abandoned by the Company because of poor exploration results.

In early fiscal 1998, the Company acquired the Aurora Property, which is located in southeastern Oregon. The Company subsequently dropped this property because of poor exploration results. In November 1998, the Company announced that it had acquired the Chord Property located in South Dakota. The Company also increased its land holdings in Peru by four square kilometers and continued exploration work on these holdings.

During Fiscal 1999, the Company engaged in exploration work on its property interests located in South Dakota, Oregon and in Peru. This work consisted general exploration work, which entailed sampling and mapping. The Company spent $69,773 on these efforts in the United States in South Dakota and Oregon. The Company spent $47,735 on these efforts in Peru.

During Fiscal 2000, the Company did not engage in any exploration work and wrote off a number of its exploration property interests in an effort to conserve cash. The Staked Property interests in South Dakota were written off in the amount of $48,730. The Company management elected to write off these property interests because, based on prior exploration work, they felt the potential for success on these property interests was considerably less than on those property interests which were retained.

On May 11, 2000, the Company, pursuant to a special resolution passed by shareholders of the company, consolidated its share capital on a five old for one new basis. At the same time the authorized capital of the Company was increased to the present amount. The name was also changed from Strathmore Resources Ltd. to Strathmore Minerals Corp.

During Fiscal 2001, the Company continued to conserve cash and, consequently, did not engage in new exploration work. Capital spent on the Company’s property interests during Fiscal 2001 consisted exclusively of maintenance and claim fees.

During Fiscal 2002, the Company wrote off the Aurora Property, located in Oregon, and allowed all of its claims located in Peru to lapse. The Aurora Property was written off because of poor exploration results and the property interests in Peru were written off in an effort to conserve capital. The amount written off associated with the Aurora Property was $98,880 and the amount written off associated with the property interests located in Peru was $605,243. This was done in a continuing effort to conserve capital. As discussed in ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, Operating Results, Fiscal 2002 Ended 12/31/2002 versus Fiscal 2001 Ended 12/31/2001, general and administrative expenses also were reduced. The Company also entered into letters of intent to acquire options on the Wemindji East and the Portage West property interests located in Quebec, Canada. Later in the Fiscal Year, the Company elected not complete these two option agreements

In November 2003, the Company entered into an arm's-length purchase agreement to acquire a 100-percent interest in a Comstock polymetallic Silver-Gold property located in the Slocan Mining Division of British Columbia.

In January 2004, the Company entered into an agreement to earn a 100% interest in the Athabasca Property as described in Item 4.D. below.

In February 2004, the Company acquired a 100% interest in the Duddridge Lake property and the Dieter Lake property as described in Item 4.D. below.

In March 2004, the Company agreed to acquire the Churchrock Property (Ram Claims) and the Roca Honda property, both located in New Mexico, as described in Item 4.D. below.

During April 2004, the Company began an exploration program, consisting of sampling and mapping, on the Macusani property in Peru. During this same period, the Company also announced that it had agreed to acquire five State of Wyoming mineral leases located in the Powder River Basin. (The Company later terminated this agreement in favor of concentrating its efforts on property interests that management felt held greater potential for discoveries of mineralization.)

In May 2004, the Company acquired the Cedar Rim Claims, located in Wyoming, as described below in Item 4.D.

In the second half of 2004, the Company formed an advisory board to add expertise in the area of uranium exploration. In July 2004, Ray Larson joined this board (before resigning upon being named a Director of Strathmore in December 2006); in August Dr. Franz J. Dahlkamp joined this board (but resigned in December 2006); in September 2004 Dr. Hans von Michaelis and Dr. Dieter A. Krewedl joined this board (Dr. Krewedl resigned upon being named a Director of Strathmore in January 2005); and, in January 2005 Robert Quartermain joined this board. (Biographies of the members of the Advisory Board are disclosed in ITEM 6. Directors, Senior Management and Employees).

On December 14, 2004, the Company announced that it had agreed to acquire a property in New Mexico called the Noserock State Lease.

Also, during December 2004, the Company applied for an additional approximately 1.9 million acres of new exploration permits, covering lands with the Athabasca Basin. The company received these permits and the total amount of land under claim permit or permit application by the Company within the Athabasca Basin grew to 2.8 million acres.

On March 3, 2005, the Company announced that it had agreed to acquire a group of property interests in Wyoming.

The Company began an exploration program on its Waterbury Lake property in April 2005. Also, later in April 2005 the Company received its mineral prospecting permits for the Davy Lake project and the Hall Lake project.

In June 2005 the Company began further exploration work on its Dieter Lake Property.  This work consisted of mapping, sampling and ground geophysical surveys.

In August 2005, the Company began full time operations at its office in Santa Fe, New Mexico. John DeJoia, Vice President of Technical Services and Juan Velasquez, Vice President of Environmental and Government Affairs manage this office. During this month, the Company also added an additional full time and four part time individuals at its exploration office located in Riverton, Wyoming.

Also, in August 2005, the Company signed a letter of intent with an unrelated public company, North American Gem, Inc. (TSX symbol: “NAG”) whereby North American Gem, Inc. could earn a 50% interest in the Company’s Hall Lake and Duddridge Lake projects. In February 2006, the Company announced that this agreement never was completed, as the company’s could not come to mutually agreeable final terms on the agreement.

In November 2005, the Company added 11 State of Wyoming uranium leases and 99 mining claims totaling 9,504 acres to its property holdings in Wyoming and in February 2006 it added an additional 5,000 acres.

At the end of February 2006, the Company acquired 900,000 acres located in Alberta. The Company acquired this land by paying staking costs and committing to issue 200,000 common shares in stages over the next two years to Jody Dahrouge, an unaffiliated individual who originally acquired this acreage by staking it.

In early March 2006, the Company announced that from the exercise of share purchase warrants from an earlier private placement, it received additional capital in the amount of $7,514,815.

On March 15, 2006, the Company announced that it had begun an exploration program at its Waterbury Lake property. This program included both ground geophysics and a 3,000 meter exploratory drill program.

On April 4, 2006, the Company announced that it had completed an independent national Instrument 43-101 compliant resource estimate for Roca Honda uranium property located in New Mexico. This new resource estimate provided an update to the previously completed independent National Instrument 43-101 technical report for Roca Honda which was filed on March 6, 2005.

On May 9, 2006, the Company announced that it had completed a private placement raising additional capital in the amount of $8,699,795.

Throughout Fiscal 2006, the Company continued to engage in exploration work at both its Waterbury Lake and Patterson Lake properties.

On July 18, 2006, the Company acquired, by staking, the Ketchum Buttes Property located in Wyoming. At the same time, the Company announced that it had acquired, by staking, an additional 640 acres in the Shirley Basin Uranium District in Wyoming.

On August 21, 2006, the Company acquired, by staking, 51 claims within the Crownpoint-Dalton Pass and Church Rock areas bringing the total amount of acres in New Mexico in which it has an interest to 17,000.

The Company began the mining permit application process for the Roca Honda property. This process included planning feasibility studies pertaining to conventional mining and milling operations; a Cultural Resource Clearance Survey; and, environmental reports. All of this work is being managed Juan Valasquez, the company’s vice President of Environmental and Regulatory Affairs and John DeJoia, the Company’s Vice President of Technical Services. Both of these individuals are based in the Company’s office located in Santa Fe, New Mexico. In November 2006, the company completed the purchase of 620 acres of land in the Ambrosia Lake district as a potential mill site for the Roca Honda project.

On August 21, 2006, the Company announced it has staked additional lands in the Grants uranium district of New Mexico. A total of 51 new claims were staked in the Crownpoint-Dalton Pass and Church Rock areas, bringing the Company’s total acreage in New Mexico to over 17,000 acres.

In November 2006, the Company announced that it had acquired through staking 1,900 acres in Wyoming known as the Jeep property and 1,700 acres in Wyoming known as the Gas Hills properties.

In January 2007, the Company signed a Letter of Intent (“LOI”) with Yellowcake Mining Inc. to form at joint-venture to develop the Baggs, Juniper Ridge project in Wyoming. Under the LOI, the Company will option an 80% interest in the Baggs properties to Yellowcake. In consideration for the option, Yellowcake will:

•

Issue nine million shares of Yellowcake to Strathmore upon closing;

•

Pay Strathmore US$100,000 upon closing, and pay US$100,000 on each anniversary date of the closing for a total of US$500,000;

•

Spend US$1.6 million per year for a period of 5 years for a total of US$8 million. Upon expending half of these funds (US$4 million), Yellowcake will have earned 50% of the optioned interest, and upon the expenditure of the additional US$4 million, will earn the additional 50% of the optioned interest (80% total).

•

Pay an NSR of 3% on the optioned portion on all future production.

Yellowcake also agreed that in consideration for an initial payment of US$25,000 upon closing, and a commitment for Yellowcake to spend US$440,000 for a minimum period of one year, Yellowcake will finance the evaluation of Strathmore’s database regarding uranium prospects in Texas. If a suitable target is identified, Yellowcake will be required to spend the necessary funds to acquire land leases, and Strathmore and Yellowcake will be 50-50 partners in the development of the identified targets resulting from the database evaluation. A definitive joint-venture was completed in March 2007.

In April 2007, the Company signed second and third Letters of Intent with Yellowcake. Under the second LOI, Yellow would finance the development of Strathmore’s Sky project located in Wyoming. In order to earn a 60% interest in the project, Yellowcake would provide up to US$7,500,000 over four years. Under the third LOI, Yellowcake would finance the exploration and development of Strathmore’s Jeep property in Wyoming, where Yellowcake could earn up to a 60% interest in the property by providing US$10,000,000 in property expenditures over six years.

In May 2007, the Company signed two Letters of Intent for option agreements on two of its properties:

Under the first LOI, American Uranium Corporation can explore and develop Strathmore’s Pine Tree–Reno Creek property in Wyoming. Under the proposed agreement, American Uranium could earn a 60% interest in the project by reimbursing Strathmore of all reasonable expenditures incurred by Strathmore relating to the project to a maximum of $300,000; issue Strathmore 6,000,000 common shares of American Uranium; and spend up to $33,000,000 in expenditures on the project over six years. Strathmore would retain a right to earn back an 11% interest in the property by paying $14,000,000 to American Uranium.

Under the second LOI, Tribune Resources Corp. could acquire a 60% interest in Strathmore’s North Shore property in Alberta. Under the proposed agreement, Tribune could earn a 60% interest in the property by issuing Strathmore 600,000 common shares and incurring expenditures of $10,000,000 over six years. The Company would retain a buy back provision where it could buy an 11% interest for $10,000,000. Tribune’s interest in the property would be subject to an NSR royalty based upon the market price of yellowcake.

In May 2007, the Company entered an option agreement with Great Bear Resources Ltd. where Great Bear can acquire a 60% interest in Strathmore’s Duddridge Lake property in Saskatchewan. To earn up to a 60% interest, Great Bear must pay Strathmore $300,000 cash, plus additional staking costs up to $100,000, issue 400,000 common shares, and expend $6,000,000 in exploration expenditures on the property., with Great Bear earning a percentage interest in the property based upon  meeting commitment milestones.

In June 2007, the Company signed a Letter of Intent (since amended) with Nu-Mex Uranium Corp. on the Nose Rock property in New Mexico. The amended LOI proposed that Nu-Mex can earn up to a 65% interest in the Nose Rock property by paying Strathmore $250,000 cash and issuing 5,000,000 common shares, and incurring a total of US$44,500,000 in work commitments over seven years. Strathmore will retain the right to buy back a 16% undivided interest in the property by paying US$25,000,000 to Nu-Mex within 90 days of the delivery of a Bankable Feasibility Study. Strathmore has also granted Nu-Mex a Right of First Refusal, for 90 days, to negotiate a Joint Venture agreement for Strathmore’s Dalton Pass project.

On January 31, 2007, the Company announced its intention to spin-off its Canadian and Peruvian mineral property assets, as well as a portion of its cash, into a new exploration company to be known as “Fission Energy”. The proposed transaction would be through a Plan of Arrangement, with Strathmore continuing to hold the United States mineral exploration property assets. Immediately following such arrangement, Strathmore shareholders would be issued shares in Fission Energy which will seek a listing on the TSX Venture Exchange. The proposed reorganization was subject to shareholder approval by resolution approved by not less than 66 2/3% of the votes cast at a special meeting held on June 19, 2007 in Vancouver, British Columbia, where it was approved. The completion of the Plan is subject to approval by the British Columbia Supreme Court, negotiation of definitive agreements, acceptance by the TSX Venture Exchange, the approval for listing of Fission on the TSX Venture Exchange, and other regulatory approvals.

United States vs. Foreign Sales/Assets

During Fiscal 2006, 2005, 2004, 2003 and 2002, ended December 31, the Company generated no sales revenue. During the three month period ended 3/31/2007, the Company generated no sales revenue.

The distribution of the Company’s assets geographically at the end of each fiscal year were as follows:

Fiscal Year Ended December 31	Assets in the United States	Assets in Canada	Assets in Peru

2006	$7,900,767	$45,129,990	$459,597
2005	$3,957,312	$26,584,117	$229,348
2004	$1,290,274	$10,697,489	$69,580
2003	$172,728	$1,094,454	$23,561
2002	$108,648	$27,317	$ Nil

Of the Company’s assets located in Canada as of December 31, 2006, $3,085,341 of the amount is capital property costs which are subject to the Plan of Arrangement with Fission Energy and will be transferred to Fission if and when the Plan is completed. All of the $459,597 of assets located in Peru would also be transferred to Fission, as well as $500,000 cash located in Canada.

4.C. Organization Structure

The Company was incorporated by memorandum and articles pursuant to the Company Act (British Columbia) on April 16, 1987 under the name 325240 B.C. Ltd. On July 28, 1988, the Company changed its name to Achievers Media Corporation and was continued under the Canada Business Corporations Act by filing Articles of Continuance with the Director, Consumer and Corporate Corporations Act by filing Articles of Continuance with the Director, Consumer and Corporate Affairs, Canada.  The Company was extra-provincially registered in British Columbia effective September 29, 1988.  The Company was listed on the Exchange on September 26, 1989. On November 6, 1992, The Company changed its name to The Achievers Training Group Inc. and consolidated its share capital on the basis of one new share for every five existing shares.  On May 5, 1993, The Company was continued into British Columbia, and the British Columbia Registrar of Companies issued a Certificate of Continuation under the Company Act on June 21, 1993, at which time The Company changed its name to Rockwealth International Resource Corp.  On June 25, 1993, the Exchange removed the Company’s inactive designation.  On August 7, 1996, the Company changed its name to Strathmore Resources Ltd. On September 19, 2000, the Company changed its name to Strathmore Minerals Corp. and consolidated its share capital on a five old for one new basis.

The Company has two wholly owned subsidiaries;

a)

Strathmore Resources (US) Ltd., incorporated in the state of Nevada.

b)

Minera Peruran S.A., incorporated in Peru.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 600, sq. ft. at 700 – 1620 Dickson Avenue, Kelowna, British Columbia Canada V1Y 9Y2.  The Company began occupying these facilities in March 2007.  Monthly rent is $4,400. The Company also rents office space for development offices located in Riverton, Wyoming for monthly rent of US$900, and Santa Fe, New Mexico, for monthly rent of $445.13.

Mineral Properties

The Company’s uranium exploration property portfolio is grouped into three geographic areas: United States, Canada, and Peru.  Within these areas, the Company has further divided its properties by Province or State. The Company’s principal properties are described below:

United States Exploration Properties

State of New Mexico Projects

1.

Roca Honda Property

The Roca Honda Property is an exploration stage property without proven reserves. The Company’s interest in the Roca Honda Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Company acquired the property from David Miller through his introduction to Rio Algom Corporation.  As consideration Mr. Miller  received 150,000 shares of stock in the Company and Rio Algom was paid US$75,000 cash. The transaction is considered to be “non-arms length” as Mr. Miller currently serves as President, Chief Operating Officer and as a Director of Strathmore.

LOCATION

The Roca Honda property is located in the Ambrosia Lake District of the Grants Uranium Mineral Belt.  The property is located northeast of Grants, New Mexico in McKinley County. Access to the property is by US Forest Service dirt roads from nearby paved roads and year round access.

Land Position

The Company controls 1,840 acres consisting of 63 unpatented mining claims totaling 1,200 acres located on Federal land administered by the US Forest Service, as well as one State of New Mexico adjoining lease totaling 640 acres. The claims were originally staked June 1965 and have been continuously maintained.

Geology and Uranium Mineralization

Uranium deposits are located within the Westwater Canyon Member of the Morrison Formation of Jurassic age.  Mineralization is contained in humate rich pods similar to many other Ambrosia Lake ore deposits.  The area lies on the east flank and near the top of the San Mateo Dome which dips ESE into the McCarty’s syncline.  The average dip is 9 to 11 degrees running from section 9 to section 10.  Faulting and some folding occur in the sections.

History

63 unpatented claims have been continuously held since 1965.  Kerr McGee Corporation, an unaffiliated public company, controlled the property until the late 1980’s.  Rio Algom, an unaffiliated public company, purchased the property at that time and maintained the property until it was acquired by the Company.  Kerr McGee performed all of the drilling on the unpatented claims. The New Mexico State lease was held by Rare Metals Corp. in the 1950’s and by Western Nuclear Corporation in the late 1960’s and 1970’s.. In 2004, the Company purchased Rio Algom’s database which included all of Kerr-McGee and Rio Algom’s exploration data on the property.

Work performed by Kerr McGee Nuclear, Rio Algom, and Western Nuclear includes over 438 drill holes totaling over 960,000 feet. The drill holes are mostly spaced from 100 to 300 feet apart.

Work Conducted by Strathmore

The Company reviewed all of the available exploration information on the property, and Rio Algom’s database formed the basis of an NI 43-101 complaint independent resource estimate for the property which was completed by geologist David C. Fitch for the Company in March 2005 and then updated in March 2006.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured” and “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The measured and indicated resource reported in the updated resource estimate is:

Category	Cut-off Grade (GT)	Tons	Grade U3O8 (%)

Measured	0.6	1,305,000	0.23
Indicated	0.6	2,477,000	0.23
Total		3,782,000

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The inferred resource reported in the updated resource estimate is:

Category	Cut-off Grade (GT)	Tons	Grade U3O8 (%)

Inferred	0.6	4,546,000	0.17

Current and Anticipated Work

The review of the historical work database identified the exploration potential for additional uranium mineralization beyond the closely spaced drill holes. Exploratory drilling, as well as coring and baseline groundwater characterization activities are planned on the property for calendar 2007.

In September, the Company announced that its had initiated the mining permit application process for the Roca Honda property. As part of the permitting process, the Company acquired 620 acres of land in the Ambrosia Lake district northwest of Grants, New Mexico for the potential use as a mining and milling facility for Roca Honda uranium ore. The Ambrosia Lake property will be studied for its suitability as a mill site, including geologic and hydrologic studies to determine its ability to withstand long-term erosional stability for disposal of mill tailings.

In May 2007, the Company received approval from the New Mexico Mining and Minerals Division to conduct drilling on the project, with drilling set to commence in June. This drill program will provide the Company with data to support the preparation of its license application and further evaluate In-Situ Recovery and conventional mining operations at the site. The required geologic, hydrologic, and baseline background water quality data to support the permit applications will be gathered; in addition, data necessary to facilitate well-field design, evaluate possible conventional underground mine planning, and additional site information, will be collected. The company intends to install four wells that will be used to perform hydrologic pump tests and provide long-term water quality monitoring and hydrologic data.

Strathmore has budgeted approximately $8,500,000 for exploration work at Roca Honda during Fiscal 2007.

Potential Joint-Venture

In February, the Company announced that it had granted the exclusive right to negotiate a joint-venture agreement to develop the Roca Honda project to an international diversified resource and industrial corporation. Under the terms of the exclusivity agreement, the industrial corporation will pay Strathmore US$100,000 and will have 90 days to negotiate a joint-venture agreement with Strathmore. The agreement would include all aspects of financing the development of Roca Honda, the construction of a new uranium ore processing plant and state-of-the-art mill in New Mexico, as well as the international marketing of the uranium produced. In May 2007, the companies mutually agreed to extend the negotiation period until July 9, 2007.

There is no guarantee that an agreement on a joint-venture will be agreed to and signed either within the 90 day exclusivity period, or at all.

2.

The Churchrock Property  (Ram Claims) – New Mexico

The Churchrock Property, formerly known as the Ram Claims, is without proven reserves. The Company’s interest in the property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Company acquired the property from David Miller through his contacts with Rio Algom Corporation, an unrelated public company.   As consideration Mr. Miller received 150,000 shares of stock in the Company and Rio Algom was paid $75,000 cash. The transaction is considered to be “non-arms length” as Mr. Miller currently serves as President, Chief Operating Officer and as a Director of Strathmore.

Location

The Chruchrock property is located in the Churchrock District of the Grants Uranium Mineral Belt .   The property is located northeast of the town of Gallup in McKinley Count y, New Mexico .. It covers approximately 640 acres of Federal minerals land administered by the U.S. Bureau of Land Management and consists of 36 unpatented mining claims, which were originally staked on October 6, 1965. Access to the property is from nearby paved roads with year round access , which will require access agreements with nearby private surface owners

Geology and Uranium Mineralization

Uranium deposits are located within the sandstones of the Westwater Canyon Member of the Morrison Formation of Jurassic age.  Uranium mineralization occurs as uranium-humate lenses that form north - northwest facing solution fronts and roll fronts.  There are six mineralized sandstone units in the Westwater in Section 4 - 1616.  The "C", “E”, and "F" sandstone units, middle and basal, contain 70% of the measured and indicated resources. Actual surface of Section 4 - 1616 is on a dip slope of approximately 2 to 3.5 degrees to north. The deposits are potentially amenable to in-situ extraction methods, and the property terrain’s slope is gentle enough so that leach fields can be laid out with only minor problems

History

The property has been continuously held since 1965.  Kerr McGee Corporation , an unrelated public company, controlled the property until the late 1980’s.  Rio Algom , an unrelated public company, purchased the property at that time and maintained the property until acquired by the Company .   A total of 165 drill holes were completed by the previous operators totaling approximately 306,000 feet. Most of the drilling was performed during the period 1967 through 1977, with additional drilling up to 1991.

Work Conducted by Strathmore

The Company reviewed all of the available exploration information on the property. Geologist David C. Fitch was retained by the Company to prepare an NI 43-101 complaint independent resource estimate for the property which was completed in December 2005.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured” and “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The measured and indicated resource reported in the resource estimate is:

Category	Cut-off Grade (GT)	Tons	Grade U3O8 (%)

Measured	0.3	1,680,333	0.10
Indicated	0.3	4,541,134	0.09
Total		6,221,467	0.10

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The inferred resource reported in the resource estimate is:

Category	Cut-off Grade (GT)	Tons	Grade U3O8 (%)

Inferred	0.3	1,950,560	0.09

Current and Anticipated Work

The Company began the work required for permitting process for an in situ uranium recovery facility on the property during 2005. This work included performing the required studies and preparing the required draft reports for submission to the federal and state government agencies. These including radiation protection, health-and-safety, and quality assurance programs; cultural and archaeological surveys; sampling and analysis plan; waste management plan; storm water pollution prevention plan; draft spill prevention, control and countermeasure plan; transportation plan for the product; and a reclamation plan. As part of the data gathering process, the Company intends to drill wells for gathering background water-quality data and for performing hydrologic pumping tests.

Strathmore has budgeted approximately $625,000 for exploration at Church Rock in fiscal 2007.

3.

The Nose Rock Property

The Nose Rock Property is without proven reserves. The Company’s interest in the property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Company acquired the Nose Rock Lease from David Miller. Mr. Miller received 300,000 shares of the Company’s common stock, and US$30,000 as consideration. The transaction is considered to be “non-arms length” as Mr. Miller currently serves as President, Chief Operating Officer and as a Director of Strathmore. Additional acreage was acquired by the Company through staking and New Mexico state leases.

In June 2007, the Company announced that it had entered into a Letter of Intent with Nu-Mex Uranium Corp., where Nu-Mex could earn a 65% interest in the property by paying Strathmore US$250,000 cash, issuing 5,000,000 common shares, and incurring a total of US$44,500,000 in work commitment expenditures on the property over seven years. Strathmore would retain the right to buy back a 16% interest in the project by paying US$25,000,000 to Nu-Mex within 90 days of the delivery of a Bankable Feasibility Study.

Location and Access

The Nose Rock property is located in the Nose Rock District of the Grants Uranium Mineral Belt.  The property is located approx. 12 miles northeast of Crownpoint in McKinley County, New Mexico. Access to the property is excellent with nearby paved and gravel roads with year round access.

Land Position

The Company originally acquired 1 State of New Mexico mineral lease, known as Section 36, totaling 640 acres which was acquired by David Miller from a State of New Mexico Lease Auction in the spring of 2004. Through claim staking and mineral leases, the Company has acquired an additional 7 sections of land contiguous or near the original lease. The property now consists of a total of 5,000 acres.

Geology and Mineralization

The uranium deposits are located within the sandstones of the Westwater Canyon Member of the Morrison Formation of Jurassic age.  Uranium mineralization occurs as north - northwest trending primary ore bodies and redistributed roll front deposits.  There are several mineralized sandstone units that have been identified through prior exploration on the property.

History

The Nose Rock property interests were acquired by Phillips Uranium in the early 1970’s and drilling commenced in mid 1973. Phillips Uranium controlled the property interests until the mid 1980’s. The Company acquired copies of a portion of the drill logs and ore mineralization database of Phillips Uranium in December, 2004, from the files of the State of New Mexico’s Bureau of Geology in Socorro, New Mexico, and the data is currently under evaluation.

The Section 36 Lease makes up a portion of what Phillips Uranium referred to as Unit 1, which consisted also of sections, or portions thereof, to the east currently under Bureau of Indian Affairs or Indian Allottees control. By the late 1970’s, Phillips Uranium had begun drilling a shaft to access the Unit 1 ore body. However, no actual removal of uranium-containing ore was performed prior to closure of the mine in the early 1980’s following collapse of the uranium market. Until further exploration and studies are performed on the property, it is unknown if this existing shaft will be a viable asset for any future economic production from the property.

Joint Venture Agreement

In June 2007, the Company signed a Letter of Intent (later amended) with Nu-Mex Uranium Corp. to explore and develop the Nose Rock property. Under the amended LOI, Nu-Mex can earn-in a 65% interest in the project under the following terms:

a)

Pay $250,000 and issue 5,000,000 common shares to Strathmore in the capital stock of Nu-Mex on closing; and

b)

Incurring a total of US$44,500,000 in work commitment expenditures on the property and additional payments of $6,000,000 to Strathmore in accordance with the following schedule:

•

$750,000 work commitment plus $1,000,000 payment in cash or stock in each of the first 2 years;

•

an additional $1,5000,000 work commitment plus $1,000,000 payment in cash or stock in the third year;

•

an additional US$6,000,000 work commitment plus $1,000,000 payment in cash or stock in the fourth year; and

•

an additional $5,000,000 work commitment plus $1,000,.000 payment in cash or stock in each of the fifth and sixth years.

Nu-Mex will earn a 25% interest in the property once Nu-Mex has completed its commitments of cash/shares of $3,000,000 and work of $3,000,000 on or before the anniversary of the third year. Nu-Mex will earn an additional 35% interest in the property once Nu-Mex has completed its additional commitments of additional cash/shares of $3,000,000 and additional $16,000,000 in work on or before the anniversary of the sixth year.

There is no assurance that a definitive agreement on a joint-venture will be finalized with Nu-Mex on the property under the proposed terms, or at all.

The Company’s Future Plans

Future work of the Company in the Nose Rock area will consist of the following:

1.

Review all available information in the Company’s possession on the Nose Rock Property.

2.

Digitize all available factual information

3.

Complete an NI 43-101 compliant report with qualified geologist familiar with uranium mineralization in the Grants Mineral Belt.

4.

Determine feasibility and amenability of extracting the uranium ore via an ISL operation.

If the Letter of Intent with Nu-Mex is converted to a definitive agreement, Nu-Mex will fund exploration on the property during fiscal 2007.

4.

Dalton Pass Property

The Dalton Pass Property is without proven reserves. The Company’s interest in the property stemmed from earlier exploration work, as described below, that was done in the area.

The Property consists of 640 acres covered by federal lode mining claims administered by the U.S. Bureau of Land Management and is situated in the western portion of the Grants Mineral Belt.

In June 2007, the Company granted Nu-Mex Uranium Corp. the right of first refusal for 90 days to negotiate a joint-venture agreement on the property.

The Company has performed minimal exploration on the property to date. The previous operator, Pathfinder Mining Company, drilled in excess of 130 exploratory holes and identified a uranium resource. Pathfinder was in the process determining the economic feasibility of the resource and the amenability of in-situ extraction of the uranium resource prior but ended their program on the property as a result of the decline in the uranium commodity price in the late 1980’s

The Company intends to review the available past exploration data and hold the property for future exploration. No funds have been budgeted by the Company for exploration on the property in Fiscal 2007.

State of Wyoming Projects

1.

Baggs/Juniper Ridge Project (Red Creek Claims)

The Baggs/Juniper Ridge Project is without proven reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Baggs/Juniper Ridge Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest:

The Company acquired the property from David Miller. As consideration, Mr. Miller received 200,000 shares of common stock. The transaction is considered to be “non-arms length” as Mr. Miller currently serves as President, Chief Operating Officer and as a Director of Strathmore.

In March 2007, the Company signed a definitive joint-venture agreement with Yellowcake Mining Inc., whereupon Yellowcake can earn up-to an 80% interest in the property from Strathmore. To earn an 80% interest, Yellowcake must issue 9,000,000 common shares to Strathmore, pay a total of US$500,000 cash, and expend US$1,600,000 per year for 5 years for a total commitment of US$8 million. Strathmore will retain a 3% NSR on all production from Yellowcake’s interest.

Location:

The property consists of 128 unpatented lode claims and one State of Wyoming lease totaling approximately 3,200 acres located in south-central Wyoming.

Geology and Mineralization

The uranium mineralization, which occurs at and near the surface, is hosted in the Miocene age Brown Park Formation, which consists of interbedded sandstones, siltstones and mudstones.

History and Previous Work:

The Property, also known as the Juniper Ridge Uranium District, was previously explored several operators, including Teton Exploration, AGIP Mining and others. During the 1970’s, while under control by the German firm Urangesellschaft, the Property was considered for full-scale production but the plan was ended due to declining uranium prices. A total of 2,000 drill holes have been drilled on the property by Urangesellshaft in the 1970’s and AGIP in the 1980’s.

Joint Venture Agreement

In January 2007, the Company signed a Letter of Intent (“LOI”) with Yellowcake Mining Inc. to form at joint-venture on the property. Under the LOI, the Company will option an 80% interest in the property to Yellowcake. In consideration for the option, Yellowcake will:

•

Issue nine million shares of Yellowcake to Strathmore upon closing;

•

Pay Strathmore US$100,000 upon closing, and pay US$100,000 on each anniversary date of the closing for a total of US$500,000;

•

Spend US$1.6 million per year for a period of 5 years for a total of US$8 million. Upon expending half of these funds (US$4 million), Yellowcake will have earned 50% of the optioned interest, and upon the expenditure of the additional US$4 million, will earn the additional 50% of the optioned interest (80% total).

•

Pay an NSR of 3% on the optioned portion on all future production.

Yellowcake also agreed that in consideration for an initial payment of US$25,000 upon closing, and a commitment for Yellowcake to spend US$440,000 for a minimum period of one year, Yellowcake will finance the evaluation of Strathmore’s database regarding uranium prospects in Texas. If a suitable target is identified, Yellowcake will be required to spend the necessary funds to acquire land leases, and Strathmore and Yellowcake will be 50-50 partners in the development of the identified targets resulting from the database evaluation.

Strathmore will be in charge of all operations on the Baggs/Juniper Ridge property during the earn-in period. Once Yellowcake has earned its 80% interest in the property, it will assume the position of operator.

In March 2007, the Company and Strathmore completed a joint-venture agreement under the same terms given above. Subsequent to the completion of the definitive agreement, David Miller, President of Strathmore, was named a director of Yellowcake.

Planned Work Program by The Company:

The property is to be evaluated as a potential conventional mining operation with heap-leach extraction. Since the Joint-Venture agreement with Yellowcake has now been signed, Strathmore has begun exploration of the property as funded by Yellowcake. In March 2007, the Company contracted BRS Engineering of Riverton, Wyoming, to acquire historic drill information on the property. BRS has been able to obtain data from 961 drill holes, which is approximately half of the estimated 2,000 historical drill holes conducted on the property. The information has been digitized and collected into a new data base, which is currently being analyzed. Several historic feasibility studies from the 1970’s and from 1987 have also been obtained.

On completion of the analysis of all available data, a preliminary resource estimate will be calculated, and plans for additional development drilling and pre-permitting work has been scheduled for the fall. The preparation of required background data for permitting purposes has begun, and flora, fauna, archeology, and other studies will commence shortly.

Since the completion of the definitive option agreement on the property with Yellowcake, Yellowcake will be responsible for funding further exploration of the property in fiscal 2007.

2.

Sky Property

The Sky Property is without proven reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Sky Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest:

The Company acquired the original claims of 800 acres from David Miller. As consideration, Mr. Miller received 50,000 shares of common stock. The transaction is considered to be “non-arms length” as Mr. Miller currently serves as President, Chief Operating Officer and as a Director of Strathmore. The Company has acquired additional claims through staking.

The property is currently subject to a Letter of Intent with Yellowcake Mining, where Yellowcake could earn a 60% interest in the project by providing up to US$7,500,000 in property expenditures over 4 years. At the time of the entering into the LOI, Yellowcake was considered a “related party” as David Miller, President of Strathmore, was serving as a director of Yellowcake.

Location:

The property consists of 50 claims totaling 1,030 acres of unpatented lode mining claims located in eastern Fremont County, Wyoming.   Good paved roads service the area while dirt/gravel roads provide local access.

Geology and Mineralization

The uranium deposits are hosted in the Eocene age Wind River formation which underlies the entire area.  Uranium mineralization is considered to be roll-front mineralization that is amenable to In-situ leach recovery.

History and Previous Work:

This property was originally discovered by Exxon Minerals in the 1970’s. Historical exploration and evaluation work was performed by a number of companies.  The most work was done in the 1970’s by Exxon and in the 1980’s by Pathfinder (COGEMA). These former operators conducted enough drilling to determine a uranium deposit is present on the property. However, the prior work was not sufficient to classify any of the mineralization as a reserve. Pathfinder also conducted an in-situ recovery study in the 1980’s indicating excellent permeability and high porosity which suggests the property is a candidate for an in-situ operation.

Joint Venture Letter of Intent

In April 2007, the Company signed a Letter of Intent (“LOI”) with Yellowcake Mining Inc. to form at joint-venture on the property. Under the LOI, the Company will option a 60% interest in the property to Yellowcake. In consideration for the option, Yellowcake will incur a total of US$7,500,000 in expenditures on the property under the following schedule:

a)

$2,500,000 on or before the first anniversary of closing;

b)

an additional $1,500,000 on or before the second anniversary of closing;

c)

an additional $1,500,000 on or before the third anniversary of closing;

d)

an additional $2,000,000 on or before the fourth anniversary of closing;

Yellowcake will have earned a 25% undivided interest in the property once Yellowcake has spend $2,500,000 of expenditures. Until Yellowcake has earned its 60% interest in the property, Strathmore will be the Operator of the property. Thereafter, Yellowcake would be the operator. Strathmore will retain a buy back right which allows Strathmore, up to 90 days after the date a Bankable Feasibility Study is delivered to Strathmore, to elect whether or not to retain or buy back an 11% undivided interest in the property by paying US$7,5000,000 to Yellowcake.

There is no assurance that a definitive agreement on a joint-venture will be finalized with Yellowcake on the property under the proposed terms, or at all.

Planned Work Program by The Company:

In 2005, the Company acquired a significant database of prior exploration results conducted on the property. This information includes full-sized and mini gamma logs, drill-hole data sheets, drill-hole maps, lithologic descriptions and other information. In the summer of 2006, the Company began the pre-permit process for an in-situ leach operation, which will include exploration drilling, coring and baseline groundwater studies. In February 2007, the Company completed a technical report and initiated permitting activities on the project. In April, the Company obtained approvals from the Wyoming Department of Environmental Quality Land Division and the U.S. Bureau of Land Management to conduct drilling on the project, which commenced in May. The drilling will provide geo-technical data necessary for the preparation of its license application to conduct In-Situ Recovery operations on the property. The drilling will allow the Company to gather the required geologic, hydrologic, and baseline water quality data to support its permit applications, facilitate well-field design, and evaluate additional property information.

The Company has budgeted approximately $2,330,000 for exploration on the Sky property during fiscal 2007. However, if the Letter of Intent with Yellowcake is converted to a definitive option agreement, Yellowcake will be responsible for funding exploration on the property for the remainder of fiscal 2007.

3.

Copper Mountain Property

The Copper Mountain Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Copper Mountain Property stemmed from earlier exploration work, as described below, that was done in the area.

Introduction

The Company acquired the Copper Mountain from David Miller for consideration of $24,000 cash and the issuance of 200,000 shares of common stock. The transaction is considered to be “non-arms length” as Mr. Miller currently serves as President, Chief Operating Officer and as a Director of Strathmore.

Location

The Copper Mountain property is approximately 1,500 acres located in northern Fremont County, Wyoming.   Paved roads are nearby and good, year road access, dirt roads penetrate the property.

Land Position

The Company controls approximately 1500 acres of Federal minerals land administered by the U.S. Bureau of Land Management. The land position is made up of 77 unpatented mining claims located on Sections 27, 28, 29, 30, 33, 34, T.40N. R.92W. The claims were originally staked in the January through March, 2004 and have been continuously maintained.

Geology and Uranium Mineralization

Uranium mineralization is hosted by fault controlled zones of shattered and brecciated Precambrian basement rocks.  The Precambrian rocks are Archean in age and consist of an assemblage of metasediments, metavolcanic and volcanoclastics; granites were intruded into this setting and later basaltic dikes.

The Copper Mountain Uranium Deposit occupies a major fold-thrust fault generated during the Laramide orogeny.  Displacement of the fault has been estimated at 3 miles.  This thrusting, uplifting and collapsing sequence created the shattered and brecciated zones that are host to the uranium mineralization. The source of the uranium was the granites themselves and the volumes of granite that were eroded away during and after the structural movements.

History and Previous Work

Historical exploration and evaluation work was performed by a number of operators since it was originally discovered by Utah International.  The most work was done in the 1970’s by Rocky Mountain Energy Corp., a subsidiary of Union Pacific Railroad.  Reports and records, in hand, indicate over 1850 drill holes and over 500,000 feet of drilling on or near the property, including 110 core holes. However, the prior exploration work was not sufficient to classify any of the mineralization as a reserve

Future Plans by the Company

The Company is acquiring and evaluating all the available data regarding prior exploration on the project. Management believes that the extent of the mineralization discovered by the prior operators is of large enough size to potentially support a conventional mine and mill or heap-leach operation. The Company has not budgeted any funds for exploration on the property in fiscal 2007.

4.

Gas Hills District Properties

The individual properties which make up the Company’s Gas Hills District properties are without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the properties stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Company acquired its interest in the various properties through staking.

Location:

The properties are located in the historic Gas Hills uranium district of central Wyoming in eastern Fremont County. The project area lies about 45 miles east of the city of Riverton.  Access to the properties within the Gas Hills district is excellent with nearby paved and gravel roads with year round access.

Land Position

The Company currently has a total of approximately 14,400 acres in the Gas Hills district. These properties include previously discovered uranium ore bodies including Bullrush, Loco-Lee, and George-Ver: Fraizer-LeMac; and Beaver Rim.

Geology and Uranium Mineralization

The host for known mineralization in the district is the Eocene Wind River Formation.  The Wind River Formation is a fluvial deposit consisting of sandstones with lesser amounts of clay and siltstones, carbonaceous shale, and thin, discontinuous tuffaceous sandstones and tuff layers.  The mineralization is typical of the Wyoming roll-front deposit.

The known uranium deposits on the Bullrush, Loco-Lee, and George-Ver properties are shallow dipping and much of the uranium mineralization lies at depths of less than 100ft, accessible by open-pit mining methods.  Additional resources on these properties lie below the local water tables, possibly accessible by in-situ recovery.

The Beaver Rim claims lies in the southern extent of the main Gas Hills uranium trend, and mineralization has been noted at less than 1,200 feet.

Exploration History

The George-Ver, Bullrush and Loco-Lee deposits were extensively drilled in the 1970s and planned for open-pit development during the 1980s by Federal-American Partners (FAP).  FAP, by way of American Nuclear Corp., successfully mined and operated a mill that produced in excess of 20 million pounds uranium oxide.  Recently, the properties were held by Power Resources Inc (Cameco’s USA subsidiary) until dropped in the early 2000s.

The Beaver Rim deposit was formerly operated by Federal American Partners, Utah International, Power Resources, and others. Mineralization was noted in the area but was largely unexplored during the 1970’s as those operators focused on near-surface, open-pitable targets.

The Fraizer-LeMac deposit was formerly operated by Utah International which planned for open-pit development and had pit designs made before the decline in uranium commodity prices.

Future Plans by the Company

The Company is currently reviewing the historical information on these properties, including drilling databases and uncompleted mine plans. The properties will be evaluated for their potential for both open pit and in-situ recovery extraction. The Company has budgeted approximately $2,500,000 for exploration on the Gas Hills properties in fiscal 2007.

5.

Jeep Property

The Jeep Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Jeep Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Company acquired the Jeep Property through staking of 98 Federal lode claims in 2006.

In April 2007, the Company signed a Letter of Intent with Yellowcake Mining Inc. where Yellowcake could earn a 60% interest in the Jeep Property by making US$10,000,000 in property expenditures over six years. Strathmore would retain a right to buy back an 11% interest in the property within 90 days of the delivery of a Bankable Feasibility Study by reimbursing Yellowcake’s expenditures on the property. Yellowcake is not considered to be arms length as David Miller, President of Strathmore, is a director of Yellowcake Mining.

Location:

The Property totals 2,025 acres is located in the southwestern extent of the Gas Hills Uranium District of central Wyoming. It is situated in eastern Fremont County, approximately 45 miles east of Riverton, Wyoming.  Access to the property is excellent with nearby paved and gravel roads with year round access.  Power lines and a natural gas pipeline cross the property boundary.

Geology and Uranium Mineralization

The host for known uranium mineralization at the Property is the Eocene Wind River Formation.  The Wind River Formation is a fluvial deposit consisting of sandstones with lesser amounts of clay and siltstones, carbonaceous shale, and thin, discontinuous tuffaceous sandstones and tuff layers.  The uranium deposits are sinuous in shape, lying in a north-south trend along the central portion of the Property.  The mineralization is typical of the Wyoming roll-front deposit.

The uranium deposits on the Jeep Property are shallow dipping and lie at depths of 280-320 feet from the surface, lying beneath the local water table.

Exploration History

The original Jeep claim group consisted of over 150 mining claims (Jeep, Col, Puff, Federal, Fox, Midco) staked by various mining companies and individual prospectors from the late 1950s to the early 1960s.  The claims were then conveyed to Federal American Partners on April 30, 1959.  In 1982, Federal American Partners conveyed Jeep claims #1-14 to the Tennessee Valley Authority (TVA).  In June of 1983, TVA entered into an operating agreement with American Nuclear Corporation (e.g. FAP), but the operating agreement was later transferred to United Nuclear Corporation.  In 1985, Pathfinder was hired by TVA to perform claim assessment drilling.  This drilling was carried out on the southern limit of the claimed area, and uranium mineralization was encountered.  Power Resources Inc. later purchased the Jeep claims sometime in 1990-1992 from TVA but released those claims which had no known reserves in 1992.  The claims that were retained covered the known ore body.  Due to the continued decline in uranium prices, PRI dropped the remaining Jeep claims in 2000.  No assessment payments were filed in 2001 by PRI, and the claims were declared abandoned and void.  From 2001 until March 2006, the Jeep deposit was available for staking.

The greater Jeep Property was extensively drilled and explored during the late 1960s through the early 1980s.  Federal American Partners (FAP) began drilling on and adjacent to the main Jeep Property in the 1960s.  By 1983, approximately 525 exploratory bore holes were drilled on and adjacent to the current Jeep Property.  In 1985, Pathfinder Mines Corp. drilled 17 bore holes for TVA as part of their 1985 claim assessment work.  This previous drilling occurred on mostly 35 and 50 foot centers along the main trend of the mineralization, with exterior drilling of 100 to 200 foot centers.  Uranium mineralization was encountered at depths of 280-320 feet, lying beneath the local water table.

Joint Venture Letter of Intent

In April 2007, the Company signed a binding Letter of Intent (“LOI”) with Yellowcake Mining Inc. to form at joint-venture on the property. Under the LOI, Yellowcake has the right to earn a 60% interest in the property by making US$10,000,000 in expenditures on the property under the following schedule:

•

Spend US$500,000 on or before the first anniversary of closing;

•

An additional US$1,000,000 on or before the second anniversary of closing;

•

An additional US$1,500,000 on or before the third anniversary of closing;

•

An additional US$2,000,000 on or before the fourth anniversary of closing;

•

An additional US$2,000,000 on or before the fifth anniversary of closing;

•

An additional US$3,000,000 on or before the sixth anniversary of closing.

Yellowcake will have earned a 25% interest in the property once it has expended US$1,500,000 on the property. Strathmore will remain the operator until Yellowcake has completed its 60% earn-in commitment. Thereafter, Yellowcake will become the operator. Strathmore retains the right to earn back an additional 11% interest in the property up to 90 days after receiving a Bankable Feasibility Report by reimbursing Yellowcake’s expenditures on the property.

There is no assurance that a definitive agreement on a joint-venture will be finalized with Yellowcake on the property under the proposed terms, or at all.

Current and Anticipated Work

In April 2006, claims SC 1-30 were staked by Strathmore, covering the known extent of the Jeep orebody.  In October 2006, Strathmore staked an additional 68 claims (SC 31-98) to cover the possible trend of mineralization to the south, and to create a buffer for groundwater monitoring during future possible in-situ extraction activities. Floral and faunal resources studies were performed on the Jeep Property in the fall of 2006.

In May 2007, the Company obtained approvals from the Wyoming Department of Environmental Quality Land Division and the U.S. Bureau of Land Management to conduct an exploration drill program on the project, which is expected to commence in July. Up to forty exploratory holes will be drilled to test if a known roll front extends into previously untested ground. The company has already completed the archaeological and cultural studies, as well as the flora and fauna surveys, required on the project.

The Company has budgeted approximately $350,000 for exploration on the Jeep property in fiscal 2007. However, if the LOI with Yellowcake is converted to a definitive option agreement, Yellowcake will be responsible for funding exploration on the property for the remainder of fiscal 2007.

6.

Ketchum Buttes Property

The Ketchum Buttes Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Ketchum Buttes Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Company acquired the Ketchum Buttes through staking of 27 lode claims totaling 540 acres in 2006.

Location:

The Ketchum Buttes property is located in southern Carbon County, Wyoming, about 40 miles southwest of the city of Rawlins.  Access to the property is excellent with nearby paved and gravel roads with year round access.

Geology and Mineralization

The uranium deposits are located within the Miocene Browns Park Formation.  The Browns Park is divided into two distinct lithologies: a basal conglomerate member and a sandstone member, each of which contain uranium mineralization.  The basal conglomerate varies in thickness from 20 to 70 feet and consists of largely unaltered, poorly sorted cobles, gravel and coarse sands.  The sandstone unit regionally reaches 1,000 to 2,000 feet in thickness, but all but 100 feet or so has been lost to erosion.  Uranium ore is present in non-continuous lenses and layers which range in thickness from less than one to several tens of feet.  Depth to the mineralization averages 60 feet, readily accessible by open-pit extraction methods.

Exploration History

The Ketchum Buttes area was extensively explored by Pathfinder Mines during the 1970s and 1980s. On the present Ketchum Buttes property, approximately 300 exploratory bore holes were completed.

Current and Anticipated Exploration

The Company intends to review all historical information regarding the Ketchum Buttes Property that is available in order to evaluate the potential of the property as either an open pit, heap leach operation, or as an in-situ recovery project. The Company has not funded any funds for exploration on the Ketchum Buttes Property in fiscal 2007.

7.

Powder River Basin (“PRB”) Leases

The PRB Leases are without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the PRB Leases stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Company acquired the PRB Leases from David Miller at a cost of 50,000 shares of common stock. The transaction is considered to be “non-arms length” as Mr. Miller currently serves as President, Chief Operating Officer and as a Director of Strathmore

Location

The property consists of 5 State of Wyoming uranium mineral leases in Campbell County, Wyoming. Access is excellent with paved roads nearby.  Year round operations are possible.

Land Position

The Company controls approximately 3,200 acres of rights to explore for and mine uranium on the State of Wyoming mineral lands leased. Land position is made up of 5 uranium leases located in the Powder River Basin.  The leases were acquired on June 2, 2004 and can be renewed annually until June 1, 2014.

Geology and Uranium Mineralization

The host to the uranium mineralization is the Eocene age Wasatch Formation. This sandstone-bearing formation is known to occur throughout the region and has proven amenable to in-situ extraction methods.

History and Past Work

Previous operators on several tracts of land under Company control discovered uranium mineralization.

Future Plans by the Company

The Company plans to acquire and review all available information on the PRB Leases. They further plan to digitize all available information and, if mineralization is found from existing date, calculate resources and/or conduct additional drilling to expand the potential. The Company has budgeted no funds for exploration on these projects during fiscal 2007.

Other Wyoming Properties

The Company has several additional early-stage uranium exploration property interests in the State of Wyoming. These properties include the “Northeast Wyoming State Leases”, the “Pine Tree (PT) – Reno Creek Property”, the “Shirley Basin” property, the “Andria” property, and the “East Day Loma” property. None of these properties contain known reserves. The Company intends to review all available information of past exploration and then design and initiate exploration programs, if warranted.

In May 2007, the Company announced it had entered into a Letter of Intent with American Uranium Corporation Inc. (“AUC”) to explore and develop Strathmore’s Pine Tree-Reno Creek properties (the “Pine Tree” project). The project is located in Campbell County, Wyoming, in the central Powder River Basin, within the Pumpkin Buttes Uranium District. The total land package has combined several nearby properties and currently consists of approximately 16,000 acres. A portion of the land was previously explored by Utah International/Pathfinder, and uranium ore was identified. Ground water studies conducted in the 1980’s suggest this resource may be amenable to in-situ recovery methods.

Under the LOI, AUC will have the right to earn a 60% interest in the Pine Tree project under the following terms:

1)

AUC will reimburse Strathmore 100% of all reasonable expenditures incurred by Strathmore relating to the project, to a maximum of $300,000, plus any funds spent for the purpose of any additional property leases between the date of the agreement and the closing of the JV agreement;

2)

AUC will issue to Strathmore 6,000,000 common shares of AUC;

3)

Once AUC has spent a total of US$5,000,000 in the first 3 years of the agreement, it will have earned an initial 22.5% interest in the project, and earned joint-venture partner status with Strathmore;

4)

To earn the full 60% interest, AUC will incur a total of $33,000,000 in expenditures on the Pine Tree project over a 6 year period, subject to the project having at least 13 million lbs of U3O8;

5.

Following the third anniversary of the closing date, Strathmore will retain an independent third party to calculate the resource. If the third party evaluation is less than 13 million lbs. U3O8, then the remaining US$28,000,000 AUC must spend on the project between the 3rd and 6th anniversary of closing will be reduced proportionally;

6.

Strathmore will remain operator of the project until AUC has completed its 60% earn-in commitment;

7.

Strathmore will retain the right to earn back 11% of the property within 90 days of the delivery of a Bankable Feasibility Study by paying AUC US$14,000,000.

There is no assurance that a definitive agreement on a joint-venture will be finalized with Yellowcake on the property under the proposed terms, or at all.

The Company has budgeted approximately $800,000 for exploration on the Pine-Tree Reno project in fiscal 2007. However, if the Letter of Intent with Yellowcake is converted to a definitive option agreement, Yellowcake will be responsible for funding exploration on the project for the remainder of fiscal 2007.

State of South Dakota Projects

The Chord Property

The Chord Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Chord Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Company acquired the Chord Property from Platoro West Inc., an unaffiliated private company, in 1998. Platoro West was paid US$12,000 upon signing the sales agreement with the Company and has received annual payments of US$10,000 per year since that time. The sales agreement was amended in 2003 to allow payment of 50,000 common shares of the Company stock in lieu of the cash payment. A 2% gross royalty is retained by Platoro West, and is removed after Platoro West Inc. has received $1.1 million from the Company.

Location

The Chord property consists of 22 unpatented lode mining claims covering 440 total acres. It is located at the southern end of the Black Hills of South Dakota in Fall River County.

Accessibility

The property is accessible year round by paved roads.

History and Previous Work

Exploration and evaluation work has been performed in the past by several operators, including Union Carbide and Tennessee Valley Authority. The uranium mineralization occurs within sandstones of the Chilson Member of the Cretaceous Lakota Formation. Depth to the mineralization is less than 300 ft. A vanadium credit of 1:1 to 1:2 parts uranium is present.

Exploration by the Company

The Company acquired and reviewed all available information on the Chord Property. The Company also acquired additional public and private land adjacent to the property. Since 2004, the Company has maintained its interest in the property by making the required annual payments to Platoro West of US$10,000 per year cash. The Company had budgeted no funds for exploration at Chord during fiscal 2007.

Canadian Exploration Properties

Under the proposed Plan of Arrangement, all of the Canadian properties and any agreements that include the Canadian properties will be spun-out to Fission Energy upon receipt of all required regulatory approvals.

Quebec Property

Dieter Lake Property

The Dieter Lake Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Dieter Lake Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Company purchased the property for three hundred thousand shares of common stock of the Company. Two hundred thousand shares were issued upon regulatory acceptance and one hundred thousand on the first anniversary of regulatory acceptance, to Jeffery Reeder and Jody Dahrouge. If a resource of 60 million pounds of U3O8 is defined, an additional two hundred thousand common shares are to be issued.

Location

The Dieter Lake Property encompasses approximately 52,000 acres in north central Quebec. The property is located about 150 km north of Hydro-Quebec Reservoir LG-4.

List of Mineral Claims, Dieter Lake Property

CLAIM NUMBERS	TOTAL CLAIMS	NTS	RECORD DATE	EXPIRY DATE	AREA (HA)	EXPENDITURE REQUIREMENTS*
0016999 to 0017124	126	23M/15	26 Mar 2004	25 Mar 2006>	6,079½	$17,010.00
0018450 to 0018479	30	23M/16	23 Apr 2004	22 Apr 2006>	1,447½	$4,050.00
0018480 to 0018491	12	23M/15	23 April 2004	22 Apr 2006>	579	$1,620.00
0080986 to 0081033	48	23M/15	29 Jun 2005	28 Jun 2007	2,316	$6,480.00
0092312 to 0092439	128	23M/15	07 Sep 2005	06 Sep 2007	6,176	$17,280.00
0092440 to 0092531	92	23M/16	07 Sep 2005	06 Sep 2007	4,439	$12,420.00
0095066 to 0095080	15	23M/16	20 Sep 2005	19 Sep 2007	724	$2,025.00
-	12	23M/15	03 Mar 2006’	-	579	$1,620.00
-	27	23M/16	03 Mar 2006’	-	1,206	$3,645.00
-	6	25D/02	03 Mar 2006’	-	289	$810.00
Total:	496				23,835	$66,960.00

* Expenditure requirements are for the current year.

‘ The date is the application date.
> Updated applications in progress.

Accessibility, Climate, Infrastructure and Physiography

The Property is accessible by helicopter or fixed-wing aircraft only.

At present there are no facilities or infrastructure on the Dieter Lake Property site.  Accommodations are available at Mirage Outfitters, which is located about 10 km east of the Hydro-Quebec Reservoir LG-4.  The Outfitters is an approximately 1.5 hour helicopter flight from the property.  Mirage provides all of the necessary supplies and services, including power, water and food.

The climate of the area ranges, reaching temperatures as low as –30°C and as high as 30°C.  Lake freezing in the area is usually in early October and ice break-up commonly occurs in mid to late May.

Geology and Mineralization

Uranium mineralization at Dieter Lake occurs within a Lower Proterozoic sedimentary basin, within the Superior Structural Province of the Precambrian Shield. The property covers the northern extent of a sedimentary outlier of the Proterozoic Sakami formation. Previous exploration at the Dieter Lake property identified a mineralized bed within Sakami formation sediments, generally ranging from 0.2 meter to three meters thick, but locally up to five meters in thickness. The sedimentary bed containing the uranium mineralization has been outlined over an east-west distance of five kilometers, and a north-south distance of about 2.5 kilometers.

History and Previous Work

The majority of previous exploration was conducted in the late 1970’s and early 1980’s by Uranerz Exploration and Mining Ltd., an unrelated private mining exploration company. The work included geological mapping, radiation surveys, various geochemical sampling programs, airborne and ground geophysics, and the completion of at least 145 diamond drill holes totaling 21,597 meters.

Current and Anticipated Work

During 2005, a summer exploration program was conducted for the Company by Dahrouge Geological Consulting Ltd. This work resulted in an updated structural and geologic map of the basin including north trending gabbroic dykes. Old core found at Dieter and Ranger lakes was relogged, and 204 samples were taken based on scintillometer readings. Results of the core sampling were used to verify historic data and to develop an updated resource model. A resource estimate was calculated using both 2005 sample data and historic data. A GEOTEM survey, including magnetic data, covered 977 line km over the Gayot Lake Basin.

The mineralization at Dieter Lake has been traced over an east-west distance of up to eight kilometers and a north-south distance of up to two kilometers. It remains open in most directions. Within the vicinity of the known mineralization are several northeast-trending structures and basement highs which provide attractive exploration targets for upgraded mineralization with potential for increased thickness and grades. For 2007, the Company intends to conduct a 5000 meter drill program during the Spring and Summer months. This program targets areas where known mineralization can be upgraded from the inferred resource category to the indicated resource category, and where additional mineralization is expected.

The Company had budgeted approximately $2,000,000 for exploration at Dieter Lake in fiscal 2007. However, if the spin-out of the Canadian exploration properties, including Dieter Lake, into Fission Energy is completed, Strathmore will have no further interest in the property and will fund no further exploration on the property.

Saskatchewan Properties

1.

Athabaska Properties

Davy Lake, Hall Lake, and Virgin River projects

The Athabaska Properties are without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Athabaska Properties stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Company acquired an option to acquire a 100% interest in the initial portion of this property interest by paying $7,500 and incurring additional costs of $34,902. To earn its interest, the Company had to issue 200,000 common shares in stages to June 8, 2005. The property interest is subject to a 0.75% net smelter returns royalty on certain mineral production and a 4% gross over riding royalty on any diamond production that occurs on the property.

During December 2004, the Company applied for an additional approximately 1.9 million acres of new exploration permits, covering lands within the Athabasca Basin. The company received these permits and the total amount of land under claim permit or permit application by the Company within the Athabasca Basin grew to 2.8 million acres. The new land encompasses the Davy Lake Project, which covers about 1.5 million acres and the Hall Lake Project, which covers about 400,000 acres. The Company also acquired by staking another area known as the Virgin River Property, which covers about 10,000 hectares.

Location, Infrastructure and Climate

The Athabasca Property is located about 100 km northeast of Fort McKay, Alberta, Canada and extends into the province of Saskatchewan. It covers approximately 600,000 acres within the western part the Athabasca Basin; 1.5 million acres within the north central portion of the Athabasca Basin located in northern Saskatchewan; 400,000 acres located in the southern part of the Athabasca Basin; and, an additional 10,000 hectares located in the south-central part of the Athabasca Basin. The Company controls the area denoted in yellow on the above map.

The climate of the area ranges from below –40°C during winter months, to as high as 30°C during the summer.  Lake freeze-up in the area is usually in early October and ice break-up commonly occurs in mid to late May.

Davy Lake

The Davy Lake property is currently 1.5 million acres in size and lies along the northern portion of the Athabasca Basin in northwestern Saskatchewan.

Due to the large amount of lakes and streams, helicopters or fixed-wing aircrafts provide the only year-round access throughout the property area. Currently, there are no access roads on the property. The Cluff Lake Mine Road 955 comes to within about 50 km of the permits. Winter road 905, which leads from Points North Landing north to Stony Rapids, comes within 40 km of the permits. At present there are no facilities or infrastructure on the Davy Lake permit area. The majority of supplies and services are available in Uranium City, Stony Rapids or Fort McMurray.

The area containing the property is underlain at depth by the Clearwater, Western Granulite and Tanto domains. The depth to the basement unconformity in much of the Davy Lake project has been poorly constrained by previous investigations. Recent interpretations suggest a variable basement topography consisting of troughs and regional highs that may bring the unconformity closer to the surface. Interpretation of regional aeromagnetic data indicates several major through-going structures that define boundaries of the basement domains.

Mineral prospecting permit applications were submitted December 1, 2004 with approval received January 18, 2005. 2005 exploration consisted of a property-wide airborne MegaTEM electro-magnetic survey. A highly conductive area has been defined that corresponds to a magnetic trend within the basement. In 2006, extensive geophysical programs were conducted, an a prominent EM geophysical conductor was identified over a length of 50 kilometers. Additional claims were staked over parts of the anomaly which extended off of the existing property boundary. Follow-up geology and gravity surveys have further defined the target for planned exploration in 2007.

The property’s size will be reduced in 2007, although the major anomalous areas that have been identified through the Company’s exploration programs will be retained.

The Company had budgeted approximately $2,470,000 for exploration at Davy Lake in fiscal 2007. However, if the spin-out of the Canadian exploration properties, including Davy Lake, into Fission Energy is completed, Strathmore will have no further interest in the property and will fund no further exploration on the property.

Hall Lake

The Hall Lake property currently consists of about 400,000 acres along the south-central portion of the Athabasca Basin in northwestern Saskatchewan.

Due to the large amount of lakes and streams, helicopters or fixed-wing aircrafts provide the only year-round access throughout the property area. Currently, there are no access roads on the property. The Cluff Lake Mine Road 955 comes to within about 50 km of the western permit boundary. At present there are no facilities or infrastructure on the Hall Lake permit area. The majority of supplies and services are available in La Ronge or Fort McMurray.

Much of the Hall Lake project area is estimated to have a depth to the basement unconformity of less than 600 metres and is underlain at depth by the Western Granulite basement domain. An electromagnetic interpretation, flown by Questor Surveys Ltd. in 1979, suggests unaltered basement at depths ranging between 300 and 800 meters at the western margin of the property.

Mineral prospecting permit applications were submitted December 1, 2004 with approval received January 18, 2005. Exploration in 2005 consisted of a property-wide airborne MegaTEM electromagnetic survey. The southern portion of the property showed a number of anomalies worthy of follow-up, which was conducted in 2006. These ground geophysical surveys identified anomalous areas in the southeastern portion of the current property block. In 2007, the Company intends to reduce the size of the property to approximately 100,000 acres which will include the southeastern anomalous targets.

The Company had budgeted approximately $225,000 for exploration at Hall Lake in fiscal 2007. However, if the spin-out of the Canadian exploration properties, including Hall Lake, into Fission Energy is completed, Strathmore will have no further interest in the property and will fund no further exploration on the property.

Virgin River

The Virgin River property covered approximately 24,673 acres within the south-central part the Athabasca Basin, northwestern Saskatchewan about 150 km north of the town of La Loche, The claims are at the southern edge of the Athabasca Basin, within the Virgin River Domain. Due to the large amount of lakes and streams, helicopters or fixed-wing aircrafts provide the only year-round access hroughout the property area.

Exploration of the area within and surrounding the Vrigin River began in the late 1960's. From 1976 to 1981 Marine Oil Corporation conducted lake sediment sampling, prospecting and mapping, as well as several ground and airborne EM surveys as well as magnetic surveys. In 1979 and 1980, Uranerz Exploration and Mining Ltd. completed geological mapping, lake sediment sampling, and ground EM, gravity and magnetic surveys within the area.

After reviewing the available historical data on the property, management determined that there was insignificant potential on the property to justify exploration expenditures. Therefore, the claims were allowed to lapse in 2006, and the Company has no further interest in the Virgin River property.

2.

Duddridge Lake Property

The Duddridge Lake Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Duddridge Lake Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Company acquired the Duddridge Lake Property, by staking on January 14, 2004. A finder’s fee in the amount of 200,000 common shares of the Company Minerals were issued to Jeffery Reeder and Jody Dahrouge for identifying this area.

Under an option agreement between the Company and Great Bear Resources Ltd. (“Great Bear”), Great Bear can earn a 60% interest in the property by completing $6,000,000 in exploration expenditures, paying $400,000 cash, and issuing 400,000 common shares under the following schedule:

Date	Cash	Common Shares of Great Bear	Minimum exploration commitments	Percent Interest earned by Great Bear

On signing	$150,000 plus additional staking costs up to $100,000	200,000

By March 31, 2008	$150,000	200,000	$750,000

By March 31, 2009			$1,000,000

By March 31, 2010			$1,000,000	35% interest earned

By March 31, 2011			$1,250,000	51% interest earned

By December 31, 2013			$2,000,000	60% interest earned

Total	$400,000	400,000	$6,000,000

Location

The property encompasses 26,888 acres and is located on the eastern side of the Wollaston Domain in northern Saskatchewan, approximately 77 km west-northwest of the town of La Ronge.

Duddridge Lake Property
SASKATCHEWAN
CANADA
55°42'13.8"
106°06'22.8"
55°41'15.2"
106°01'55.9"
55°40'
55°35'
55°32'10.5"
106°13'15.4"
55°31'12.2"
106°08'49.5"
106°15'
106°10'
Duddridge Lake
Uranium Deposit
Duddridge Lake
Pikoos Island
Needle Rapids
Webb Lake
Hogginson Lake
Walsh Lake
Andrew Lake
King Lake
Dolan Lake
Smith-Jones
Poulin
Beeds Lake
Torkelson Lake
Birnie Lake
5km
STRATHMORE MINERALS CORP.
DAHROUGE GEOLOGICAL CONSULTING LTD.
Edmonton, Alberta
DUDDRIDGE LAKE PROPERTY
SASKATCHEWAN, NTS 73O
WM
2004.03

Fig. 1: Property Map

Accessibility, Climate, Infrastructure

La Ronge is accessible from Prince Albert north along Highway 2.  Prior to reaching La Ronge, a secondary, all-weather road (165) branches northwest off Highway 2 to Besnard Lake and leads to a 16 km winter road that accesses Duddridge Lake. The property is also accessible by helicopter or fixed wing aircraft year round.

At present there are no facilities or infrastructure at the Duddridge Lake site.  Power exists at Pinehouse Lake, a community about 23 km west of the Duddridge Lake Property.  The majority of supplies and services may be available from La Ronge.

Within the area temperatures range from as low as –30°C, to as high as 30°C.  Within the area lakes usually freeze-up in early October, while ice break-up commonly occurs in mid- to late-May.

History and Previous Work

The Duddridge Lake area was initially included in a regional reconnaissance-mapping project conducted by the Geological Survey of Canada in 1950. In 1965, the Saskatchewan Department of Mineral Resources included the area in a three year 1:63,360 mapping project.

The area has been a target of uranium exploration since 1969, following an airborne radiometric and magnetic survey by Geo-X Surveys Ltd. The survey identified thirteen areas of anomalous radioactivity in the Duddridge Lake and Sandfly Lake areas. In 1970, Strato Geological Ltd. completed various geochemical sampling programs, a ground magnetometer survey, and a radiometric survey to test the identified anomalies at the southeast end of Sandfly Lake.

In 1974, Thor Explorations continued exploration in the Duddridge Lake area, which led to the discovery of uranium and copper mineralized boulders in the form of an approximately 1300 meter long, northeast trending boulder train along the west side of Duddridge Lake. Subsequent diamond drilling beneath the boulder train identified a stratabound sequence of Aphebian aged carbonaceous meta-sediments of the Myers Lake Group. Exploration determined that the uranium mineralization appears to be associated with zones of carbonaceous arkose that trend northeasterly and dip steeply to the west. A grid was established and used to complete an IP survey and limited hand trenching.

Current and Planned Work

During May and June, 2005 an 2005 exploration program consisting of assessment of  local property access and establishment of two local grids was conducted. Sediment and rock samples were also collected and analyzed. The sediment samples showed Uranium-Copper anomalies as well as elevated Arsenic, Nickel and Vanadium geochemistry, consistent with earlier studies. The rock samples were collected for background information and possibly as an aid in sediment sample result interpretations. In the 4th Quarter of 2006, a VTEM survey was completed, and future exploration will follow-up previously defined anomalies.

The Company had budgeted approximately $313,000 for exploration at Duddridge Lake in fiscal 2007. However, if the spin-out of the Canadian exploration properties, including Duddridge Lake, into Fission Energy is completed, Strathmore will have no further interest in the property and will fund no further exploration on the property.

3.

Waterbury Lake Property

The Waterbury Lake Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Waterbury Lake Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Company acquired the 100,000 acre Waterbury Lake Property through staking during March and April 2004.

Location

The Waterbury Lake Property is about 700 km due north of Saskatoon, Saskatchewan and about 450 km by road, from LaRonge, Saskatchewan.

Accessibility, Climate, Infrastructure and Physiography

Points North Landing, located immediately southeast of the property, is accessible either by aircraft or by secondary roads 102 and 905 from La Ronge.  Access is either by aircraft or via the Athabasca Seasonal Road, which extends northwest from Points North Landing to the community of Stony Rapids. The road is maintained during the winter and is of marginal quality in the summer.

At present, there are no facilities or infrastructure on the Waterbury Lake Property; however, accommodations and groceries are available at Points North Landing.  The majority of supplies and services are derived from La Ronge.

The property is centered on Henday Lake and includes Waterbury Lake to the south, Murphy Lake to the west and McMahon Lakes to the east.  Temperature extremes are highly variable, with lows of –50°C in the winter and highs of 30°C or more in the summer.  The lakes usually freeze-up in early October, while ice break-up commonly occurs in mid to late May.

Geology and Mineralization

Historic exploration at the Waterbury Lake Property indicates that the depth to the basement unconformity varies between 200 meters and 500 meters. Of particular significance is a strong northeast trending conductor axis which flanks a fairly strong magnetic gradient, with the magnetic low on the down-dip side. This association suggests a relationship to a deep geologic feature. The conductor curves to the northwest, and has a total length of approximately 7.5 km.

History and Previous Work

The Waterbury Lake and Keefe-Henday Lakes area has a documented history of over 30 years.  In 1969, King Resources Company, an unaffiliated private company, conducted an extensive exploration program in the Waterbury Lake area.  McPhar Geophysics completed an airborne radiometric, magnetic and EM survey for King Resources. King Resources compiled exploration reports in 1969 and 1970.

Asamera Oil Corp., an unaffiliated public company, obtained claims in this area during the mid-1970s. Kenting Exploration Services conducted a regional radiometric and magnetic survey, which included the area owned by Asamera.  In 1977, Questor completed and interpreted an airborne EM (input) and magnetic survey.  Additional ground VLF-EM, magnetic, alphametric and radon surveys were completed in 1978, along with the production of a report and maps.  Asamera continued exploration with mapping and sampling programs in the 1980’s.  A small drill program was completed during 1980; as well as, a summary report in 1981 and geophysical interpretations in 1982.

Cogema, an unrelated private company, acquired claims in the Waterbury Lake and Henday Lake areas in the late-1980s.  An extensive exploration program involving geological mapping, sampling, drilling and geophysical programs, including airborne EM, magnetic, ground VLF-EM, and gravity surveys was carried out.  Cogema produced summary reports in 1989, 1990 and 1991.

Following work done by Cogema, Cameco, an unrelated public company, acquired property interests in the Waterbury Lake and McMahon Lakes areas.  Cameco completed geological mapping and sampling programs. Continued geophysical data was collected, including ground TDEM, magnetic, gravity and IP surveys.  Cameco conducted drilling programs in and around the Waterbury Lake area throughout the 1990s.

Current and Planned Work

In 2005, the Company completed a property-wide airborne MegaTEM electromagnetic survey. The survey was useful in confirming the existence of conductive units within the basement. In autumn 2005, a short boulder-sampling program was carried out in the area of two un-tested conductive areas. In total, 77 samples were taken, and analyzed for metal contents and clay mineralogy.  In May and June 2006, the Company completed a drill program on the property consisting of eight widely spaced holes totaling 2,686 meters. 5 target areas were selected based upon the MegaTEM survey and favorable areas identified by lithogeochemical sampling and historic exploration results. 3 holes were drilled into the highest priority target, known as the Murphy conductor, which lies on the northwest portion of the property. These 3 holes were spaced between 700 and 1000 meters apart. Hole W06-06 intersected 0.032% U3O8 across a short interval, while the other 2 holes encountered anomalous uranium mineralization. The remaining 3 holes of the program were drilled in three separate locations tens of kilometers apart and were drilled to test lower-priority geophysical anomalies. All encountered various strengths of hematization, clay alteration, and local chloritiazation, and all targets require further exploration.

In 2007, the Company in planning additional exploration on the property, including an additional 3,000 meter drill program to further test anomalies at both the Murphy and Midwest conductors. The Company had budgeted approximately $850,000 for exploration at Waterbury in fiscal 2007. However, if the spin-out of the Canadian exploration properties, including Waterbury, into Fission Energy is completed, Strathmore will have no further interest in the property and will fund no further exploration on the property.

4.

Patterson Lake Property

The Patterson Lake Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Patterson Lake Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of an Interest

The Company acquired the Patterson Lake Property through staking during the later part of June 2004.

Location

The Patterson Lake Property is located about 150 km north of the town of La Loche, Saskatchewan and comprises 9 claims totaling approximately 61,776 acres.  The claims encompass an area proximal to Cluff Lake Mine Road 955 from about 1¼ km south of Broach Lake to about 2 km south of the Douglas River-Road intersection.

Accessibility, Climate and Infrastructure

The property can be accessed year round along the gravel Cluff Lake Mine Road from La Loche.  Due to the large amount of lakes and streams, helicopters or fixed-wing aircrafts provide excellent access throughout the property area.

At present there are no facilities or infrastructure on the Patterson Lake Property site. The majority of supplies and services are available in Buffalo Narrows, 100 km south of La Loche.

The climate of the area ranges from below –40°C during winter months, to as high as 30°C during the summer.  Lake freeze-up in the area is usually in early October and ice break-up commonly occurs in mid to late May.

History and Previous Work

Exploration of the area within and surrounding the Patterson Lake Property began in the late 1960’s.  Bow Valley Industries performed an airborne radiometric survey and a photo geologic evaluation in about 1969.  Taneloy Mines Ltd., an unrelated public company, also conducted work in 1969, including airborne, radiometric, geological and geochemical surveys.

In 1974, Uranerz Exploration and Mining Ltd., an unrelated public company, completed geological mapping, lake sediment sampling, and helicopter spectrometer surveys within the area.

In 1977 Saskatchewan Mining Development Corporation (SMDC, now Cameco) obtained property in the area and completed an extensive exploration program. The program included geological mapping, lake sediment sampling and overburden sampling.  Geophysics included a ground VLF-EM survey, an airborne EM (input) survey, and magnetic survey.

Imperial Oil Limited, an unrelated public company, also conducted an exploration program in 1977, which included geological mapping, lake water and sediment sampling, an airborne radiometric survey, and ground VLF-EM surveys.

During the late 1970’s and early 1980’s, Hudson Bay Exploration and Development (an unrelated public company), SMDC, and Imperial Oil continued to explore the area, individually and jointly. Exploration included geological mapping, radiometric prospecting, scintillometer surveys, limited drilling, and extensive sampling programs, including lake sediment, stream sediment, soil, overburden and till sampling.

In 1990, Amok Ltd., an unrelated public company, conducted an airborne EM and magnetic survey.

Cogema Resources Inc., part of the AREVA Group, was created with a merger of Cogema S.A. and Framatome ANP as well as several other companies in 2001, staked claims in the area and completed a variety of geophysical surveys throughout the 1990’s, including ground UTEM, TDEM, gravity, magnetic, VLF-EM, and VLF-R surveys.   A number of conductive trends were identified, and drill tested with limited success.

Current and Anticipated Exploration

During 2005, the Company completed a property-wide AeroTEM airborne electromagnetic survey The results of this survey provided basement conductive areas that warranted follow-up. A ground geophysics program was completed late in 2006. This program confirmed north-south structures. A drill program was initiated, but was abandoned due to equipment problems on the first hole. During the third week of January 2007, drilling resumed on the property.

The Company had budgeted approximately $950,000 for exploration at Patterson Lake in fiscal 2007. However, if the spin-out of the Canadian exploration properties, including Patterson Lake, into Fission Energy is completed, Strathmore will have no further interest in the property and will fund no further exploration on the property.

Alberta Properties

All of the Company’s Alberta properties are exploration-stage projects without known reserves. Current exploration is at the reconnaissance stage, and the Company anticipates continuing exploration to identify areas and priority targets within the projects for follow-up exploration.

1.

Fort McLeod Property

The Company has acquired approximately 917,000 acres of uranium mineral exploration properties near Fort McLeod, Alberta. Historical exploration during the 1980’s identified a number of sandstone hosted roll-front uranium occurrences within the region. Data of prior exploration in the area has been complied and is being reviewed. Exploration in 2006 included a review of the well logs, ground prospecting and sampling. Additional ground prospecting and an airborne radiometric survey are planned for early 2007.

The Company had budgeted approximately $805,000 for exploration at Fort McLeod in fiscal 2007. However, if the spin-out of the Canadian exploration properties, including Fort McLeod, into Fission Energy is completed, Strathmore will have no further interest in the property and will fund no further exploration on the property.

2.

Athabasca North Shore

The Athabasca North Shore properties total 291,000 near the north shore of Lake Athabaska. Geophysical surveys were conducted during autumn 2006 and are currently continuing. Prospecting has identified several anomalous areas and geochemical analysis of grab samples have identified values ranging from zero up to 1% U3O8. Additional sample results are pending. Four permits were added to cover areas with potential for Beaverlodge-type uranium occurances and basement-hosted, sub-unconformity mineralization. For fiscal 2007, additional geophysics and ground work are planned to begin during the summer months.

In May 2007, the Company signed a Letter of Intent (“LOI”) with Tribune Resources Corp. (“Tribune”) to form at joint-venture on the property. Under the LOI, Tribune will have the right to earn a 60% interest in the property by issuing 600,000 common shares and incurring property expenditures of $10,000,000 over six years. If Tribune earns its 60% interest, the Company may buy back a 11% interest for $10,000,000. The Company will also hold an NSR on yellowcake produced from Tribune’s ownership portion of the property, which will vary depending upon the market price of yellowcake.

There is no assurance that a definitive agreement on a joint-venture will be finalized with Tribune on the property under the proposed terms, or at all.

The Company had budgeted approximately $378,000 for exploration at Athabasca North Shore in fiscal 2007. However, if the spin-out of the Canadian exploration properties, including Athabasca North Shore, into Fission Energy is completed, Strathmore will have no further interest in the property and will fund no further exploration on the property.

3.

Athabasca Basin South

The Athabasca South properties total 695,000 acres. Exploration during 2006 included Mega TEM/GeoTem Surveys which are currently being interpreted. A preliminary review of the TEM data has identified several bedrock conductors that warrant further exploration. For 2007 ground geophysical surveys will follow up on anomalous areas identified through the TEM survey.

The Company had budgeted approximately $450,000 for exploration at Athabasca Basin South in fiscal 2007. However, if the spin-out of the Canadian exploration properties, including Athabasca Basin South, into Fission Energy is completed, Strathmore will have no further interest in the property and will fund no further exploration on the property.

British Columbia Property

1.

The Comstock Property

The Comstock Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Comstock Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Company purchased 100% of the property on November 25, 2003 from Jeffery Reeder, an unaffiliated party, for 300,000 common shares paid in three equal installments over 24 months.

Location

The property is a polymetalic exploration project and consists of three mineral claims totaling approximately 300 hectares. It is located at about 2103 meters elevation on the divide between Fennell and Silverton creeks. The town of Silverton is about 11½ kilometers to the northwest.

Yukon
N.W.T
ALBERTA
N
Prince Rupert
Prince George
Williams Lake
Kamloops
Vancouver
Nelson
Comstock Property
STRATHMORE MINERALS CORP.
Dahrouge Geological Consulting Ltd.
EDMONTON, ALBERTA
JR
2004.05
Fig. 1: Property Map

Accessibility, Climate, Infrastructure and Physiography

The property is accessible by gravel road.  Silverton and New Denver, both small towns, have adequate supplies and lodging for field crews.

The climate of the area ranges from below –20°C during winter months to more than 30°C during the summer. Heavy snowfalls are common during winter months.

History and Previous Work

The earliest recorded work was in 1898 and continued intermittently until 1920. Early workings consisted of nine adits totaling 853 meters length. A mill was constructed in the late 1890's but was used for only two months. No further work was recorded until 1970. Work in 1970 was conducted by R.H. Murphy and partners and included a small shipment of dump material to the smelter at Trail, B.C.  Further work was done in 1972 and 1973. In 1976, H.S. Murphy and R.H. Murphy conducted a geochemical survey, trenching and one 25-metre drill hole. In 1988, Dragoon Resources Ltd. custom smelted ore at a mill in Ainsworth, B.C.

Planned Work Program by The Company

The Company plans to compile and review all available historic exploration data to determine the next phase of exploration on the property.   The Company had budgeted approximately $17,500 for exploration at Comstock in fiscal 2007. However, if the spin-out of the Canadian exploration properties, including Comstock, into Fission Energy is completed, Strathmore will have no further interest in the property and will fund no further exploration on the property.

Peru Exploration Properties

1.

The Macusani Property (Peru)

The Macusani Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Macusani Property stemmed from earlier exploration work, as described below, that was done in the area.

77 W
73 W
69 W
4 S
8 S
12 S
16 S
Columbia
Ecuador
Peru
Brazil
Cajamarca
Lima
Huancavelica
Cusco
Pisco
MACUSANI URANUIM PROJECT
Arequipa
Bolivia
Chile
STRATHMORE MINERALS CORP.
Dahrouge Geological Consulting Ltd.
EDMONTON, ALBERTA
JR
2004.08

Fig. 1: Property Map

Acquisition of Interest

Up to 2002, the Company through its 100% wholly owned Peruvian subsidiary Minera Peruran S.A. owned several concessions totaling 4200 hectares. However, in order to reduce holding costs the Company allowed the concessions to lapse. In March of 2003 and January 2004 the Company re-acquired four concessions totaling 2400 hectares.

Location

The Macusani Property is located in south-central Peru, within the Puno district of Carabaya Province

Accessibility, Climate, Infrastructure and Physiography

The property is approximately 650 kilometers southeast of Lima and accessible by gravel roads from either Cusco or Juliaca.  The concessions are located in the heart of the 250 square-kilometer Macusani district.  The small village of Macusani is 50 kilometers to the southeast of the property, where adequate lodging and supplies are available. The trip from Macusani to the property takes approximately 2 hours.

History and Previous Work

The geology of the district is uraniferous (a uranium bearing variety of graphite) volcanic area deposited during the Tertiary period by thick outflows of tuffs and ignimbrites. The region was explored from August to October 1982 by a joint project of the Instituto Peruviano de Energia Nuclear (IPEN) and the IAEA.  A prospective area east of the village of Chapi was located and followed up by a radiometric survey (the process of determining the age of rocks from the decay of their radioactive elements) in 1984 and an emanometric survey (measuring uranium content) in 1986.  The area was later trenched in 1987.  Guido Arroyo, a geologist, carried out the work.

The Company employed Guido Arroyo as chief geologist and assisted in the staking of several concessions in the Macusani district in 1997 and 1998.  Mr. Arroyo carried surface mapping and access roads to the main uraniferous areas.  The Company contracted several locals to mine several hundred tones of Autunite ore (high grade uranium ore commonly referred as "yellowcake").  The ore was placed in sealed 55-gallon cylinders and is currently stored in a warehouse in the town of Macusani.

Planned Work Program by The Company

Additional exploration will consist both of geological mapping and radiometric surveys.  Every outcrop mapped will also be measured for radiation strength. The Company had budgeted approximately $465,000 for exploration at Macusani in fiscal 2007. However, if the spin-out of the property into Fission Energy is completed, Strathmore will have no further interest in the property and will fund no further exploration on the property.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2006, 12/31/2005, 12/31/2004, 12/31/2003, 12/31/2002, and 12/31/2001 and the three month periods ended 3/31/2007 and 3/31/2006 should be read in conjunction with the financial statements of the Company and the notes thereto.

The Company’s principal business is the acquisition and exploration of uranium exploration properties.  The Company is continually investigating new exploration opportunities, and exploration is carried out on property interests identified by management of the Company as having favorable exploration potential.  The Company advances its projects to varying degrees by prospecting, mapping, geophysics, geo-chemical, surveying, and drilling until it decides either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party.  The resource exploration business is high risk and most exploration projects do not reach a commercial stage of operations.

There are no known proven reserves of minerals on the Company’s property interests.  The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, the Company is defined as an “exploration-stage company”.

Under the Plan of Arrangement approved by Shareholders, the Company intends to spin-out its Canadian and Peruvian exploration property assets into a separately traded public Company, Fission Energy. Of the Company’s assets as of December 31, 2006, $3,085,341 of the amount is Canadian property assets, $459,597 is assets located in Peru, and $500,000 is cash, all of which will be transferred to Fission if the spin-out receives all the required regulatory approvals.

If the Plan is completed, the Company’s past financial information will not be indicative of the Company’s future financial position and operating results. Strathmore intends to focus its operations on the exploration of its more advanced United States uranium exploration properties, both through funding its own exploration and through the joint-venture and option of properties to third-parties.

Operating Results

The Three Months Ended 3/31/2007 versus the Three Months Ended 3/31/2006

For the three-month period ended March 31, 2007, the Company spent $2,731,461 on exploration and development as follows:

	Canada	USA	Peru	Total

Drilling	812	7,775	-	8,587
Engineering	-	279,305	-	279,305
Equipment & vehicle rental	267,882	349	-	268,231
Geology	563,878	16,390	-	580,268
Geophysics	483,250	-	-	483,250
General expenses	26,547	17,117	8,807	52,471
Property fees	102,133	42,385	-	144,518
Permitting/Regulatory	95,684	62,918	-	158,602
Personnel time	274,362	379,178	27,316	680,856
Travel	31,354	38,953	5,066	75,373
	1,845,902	844,370	41,189	2,731,461

Total as at March 31, 2007	$10,397,035	$ 3,849,234	$ 431,206	$14,677,475

For the three-month period ended March 31, 2007, general and administrative expenses increased from $728,846 in 2006 to $1,599,616 in 2006, as the activity of the Company increased significantly with 3 full time offices open during the current period. Large increases in expenses occurred in Advertising and Promotion, which rose to $201,178 from $13,550, and Trade Shows and Conferences, which increased to $109,123 from $97,035 as the Company endeavored to increase awareness of the Company in the investment community; Consulting Fees, which increased to $403,970 from $195,517 as the Company’s increased mineral property exploration activity required additional work from outside consultants; Office and Miscellaneous, which rose to $117,564 from $19,454, and Rent, which increased to $38,466 from $12,749, as the Company opened additional offices in Wyoming and New Mexico to support is property exploration activities; Stock-based Compensation, which increased to $247,021from $116,106 which was related to the granting of additional stock options during the current period; and Wages and Benefits, which increased to $201,547 from $88,457 as additional personnel was hired to support the Company’s higher level of mineral property exploration.

The Company expects general and administrative expenses to continue to increase as the Company becomes more active in all geographic regions and hires additional employees.

The other Items in the current 3-month period include Investment Income, which rose to $426,412 from Nil due to higher cash balances and short-term investments, and Miscellaneous income of $120,432 compared to $266,554.. In the 3-months ended March 31, 2005, the Company recorded an Allowance for decline in investments of ($38,488) compared to Nil in the current year’s period.

Fiscal 2006 Ended 12/31/2006 versus Fiscal 2005 Ended 12/31/2005

During the year ended December 31, 2006, the Company incurred $2,122,668 in property acquisition costs. These costs are summarized in the following table. The Company expects these costs to increase as it continues its program of staking and acquisitions.

US properties:	$ 1,521,929
Peru properties:	$ Nil
Canadian properties:	$ 600,739

For the year ended December 31, 2006, the Company spent $8,375,024 on exploration and development as follows:

	Canada	USA	Peru	Total
Airborne geophysics surveys	2,516,823	-	-	2,516,823
Camp costs	238,368	-	-	238,368
Claim fees	181,430	514,003	30,276	725,709
Geologists fees and supplies	1,743,786	1,582,897	131,355	3,458,038
General expenses	62,172	130,264	37,633	230,069
Travel	506,005	159,605	30,224	695,834
Helicopter rental and equipment fuel	424,851	494	-	425,345
Lab analysis and sampling	19,990	-	-	19,990
NI 43-101 reports	10,417	-	-	10,417
Report and map preparation	51,346	2,324	761	54,431
2006 exploration and development	5,755,188	2,389,587	230,249	8,375,024
Total as at December 31, 2006	$8,551,133	$3,004,864	$390,017	$11,946,014

During the year, the company advanced its Roca Honda property to the permit application stage, and additional claims were staked in New Mexico in the Crownpoint-Dalton Pass areas. In Wyoming, the Company acquired additional claims in both the Shirley Basin and Gas Hills uranium districts. In Canada, geophysical programs were carried out on the Davy Lake and Patterson Lake properties and a first phase drill program was completed at Waterbury Lake. A technical report was completed on the Dieter Lake project and, subsequent to the year-end, on the Sky (Cedar Rim claims), Wyoming.

General and administrative expenses increased from $2,360,139 in 2005 to $3,683,424 in 2006 as the activity of the Company increased as it expanded, as well as maintaining 3 full-time offices in Kelowna, Riverton, and Santa Fe. Large increases in expenses occurred in Consulting Fees, which rose to $819,123 from $654,100 due to the need for additional outside consultants to support the Company’s increased activities; Professional Fees, which rose to $370,419 from $132,637 due to fees on uncompleted financings and assistance with general corporate and permitting matters. Property Investigation costs, which was $126,289 compared to zero in the prior year, as management investigated the acquisition of interests in new properties; Short-term investment fees, which rose to $92,127 from $3,061 as the Company shifted higher amounts of its cash balances from demand accounts into short-term investments; Stock-based Compensation, which increased to $731,026 from $476,610 as the Company granted a higher number of stock options in the current year; Shareholder Communications, which increased to $47,287 from $9,329, and Trade Shows and Conferences, which rose to $379,389 from $229,792, as the Company increased its efforts to inform shareholders and the investment community of the Company and its activities; and Wages, which increased to $448,492 from $158,628 as additional personnel was hired during the year.

Other items included investment income of $1,393,310, which was higher than the $365,930 recorded in the prior fiscal year, due to higher cash balances during the current year. The Company also recorded an allowance of ($20,574) for the decline of value of its short-term investments.

Fiscal 2005 Ended 12/31/2005 versus Fiscal 2004 Ended 12/31/2004

During the year ended December 31, 2005, the Company incurred $2,891,050 in property acquisition costs. These costs are summarized in the following table. The Company expects these costs to increase as it continues its program of staking and acquisitions.

US properties:	$ 1,969,835
Peru properties:	$ Nil
Canadian properties:	$ 921,214

For the year ended December 31, 2005, the Company spent $3,403,341 on exploration and development as follows:

	Canada	USA	Peru	Total
Airborne geophysics surveys	1,497,325	-	-	1,497,325
Camp costs	41,534	-	4,573	46,107
Claim fees	38,178	168,188	22,165	228,531
Geologists fees and supplies	418,162	370,852	129,554	918,568
General expenses	16,326	8,074	1,861	26,261
Helicopter rental and equipment fuel	586,482	-	-	586,482
Lab analysis and sampling	38,802	-	-	38,802
NI 43-101 reports	21,334	3,841	-	25,175
Report/map preparation	33,869	606	1,615	36,090
2005 exploration and development	2,692,012	551,561	159,768	3,403,341
Total as at December 31, 2005	$2,795,945	$615,277	$159,768	$3,570,990

During the fourth quarter of 2005, the Company decided to advance exploration work programs for Athabasca basin properties ahead of the original planned schedule. Several airborne surveys originally budgeted for 2006 were completed in 2005. The increased number of airborne surveys account for increased Canadian expenditures compared to budget.

General and administrative expenses increased from $2,059,945 in 2004 to $2,360,139 in 2005. Higher expenses occurred in Investor Relations, which rose to $110,718 from zero, and Trade Shows and Conferences, which were $229,792 compared to zero in 2004, all of which were due to the Company working to increase investor awareness of the Company; Consulting Fees, which rose to $654,100 from $343,388, and Office and Miscellaneous rose to $206,323 from $123,378, as the Company hired additional consultants to support its higher level of corporate activity; Professional Fees, which increased to $89,210 from $77,002 as the Company obtained general professional geological consulting in addition to legal and accounting services; and Wages, which was $158,628 compared to zero in the prior year as new personnel was hired. Stock-based Compensation decreased to $476,610 from $962,297 as the Company granted fewer stock options in the current year. The Company expects general and administrative expenses to continue to increase as the Company becomes more active in all geographic regions and hires additional employees.

Other Items included Investment Income of $365,930, which was higher than the $65,735 in the prior year due to higher cash balances, and Allow for Decline in Short-term Investments of ($4,817).

Fiscal 2004 Ended 12/31/2004 versus Fiscal 2003 Ended 12/31/2003

During the previous year (2003) the price of uranium remained low. However, by September 2003 the price of uranium rebounded to over $12 US per pound. At that time management decided to aggressively pursue the acquisition of new uranium property interests in the United States and Canada. In addition to the Peru property and the Chord Project, the Company had acquired, or negotiated the right to acquire additional uranium property interests in New Mexico, Wyoming, Quebec, Alberta and Saskatchewan. At the time of writing, the spot uranium price is $24 US per pound.

During the fiscal year ended December 31, 2004, the Company incurred $2,541,745 in property acquisition costs. These costs are summarized in the following table. The Company expects these costs to increase as it continues its program of staking, acquisitions and development exploration.

US properties:	$1,115,449
Peru properties:	$ 46,019
Canadian properties:	$1,380,277

During 2004, general and administration expenses increased from $219,874 in 2003 to $1,097,648 in 2004. Large increases in expenses occurred in Business Development, which rose to $96,072 from zero as the Company investigated the acquisition of additional uranium exploration projects; Office and Miscellaneous, which increased to $123,378 from $28,460 as the Company had a higher level of activity in the current year; Consulting Fees, which rose to $343,338 from $86,591, due to the need for additional outside consulting work to support the higher level of corporate activity; Transfer Agent, which increased to $167,017 from $19,298, and Professional Fees, which rose to $75,578 from zero; and Stock-based Compensation, which totaled $962,297 compared to $221,994 as the Company granted additional stock options. Investment Income was $65,735 in the current year compared to zero in the prior year due to higher cash balances.

The Company expects general and administrative expenses to continue to increase as the Company becomes more active in all geographic regions. Investment income rose to $65,735 in fiscal 2004 compared to zero in the prior year as the Company maintained higher cash balances and short term investments in the current year.

Liquidity and Capital Resources

As of December 31, 2006, the end of the Company’s most recent fiscal year, the Company had working capital of $32,426,935. During Fiscal 2007, the Company has budgeted that it might expend $3,000,000 on general/administrative expenses.

The Company’s current property acquisition and exploration budget for fiscal 2007 is US$16,400,000 for its United States properties, and C$8,400,000 for its Canadian and Peruvian properties. However, if the spin-out of its Canadian and Peruvian property interests into Fission Energy is completed, Strathmore will provide C$500,000 cash to Fission but will have no current or future obligations to fund exploration on those properties. Additionally, Strathmore has recently signed an option agreement with a partner where the partner will fund the current exploration on a property, and has signed Letters of Intent with other potential partners on several additional properties. If these Letters of Intent are converted into definitive option agreements, current exploration on these properties will be funded by the optionees and the Company’s anticipated expenditures for the current year will be reduced.

Strathmore has sufficient funds on hand to fund all of its anticipated property expenditures for fiscal 2007. The amount of funds required for future periods is dependent upon the completion of the spin-out with Fission Energy, the success and advancement of its exploration programs, and the number and size of any option agreements on certain of its properties.

If the Company is unable to raise additional funds, it is likely that management will be forced to reduce exploration and/or property expenditures, which may include relinquishing property interests.

March 31, 2007

As at March 31, 2007, the Company had working capital of $31,857,204 as compared to working capital of $28,137,382 at March 31, 2006. The increase in working capital was due to the private placement of 1,697,300 flow through shares completed in May 2006, as well as the proceeds from share issuances due to the exercise of stock options and warrants. Cash and cash equivalents of $4,705,862; short term investments in the amount of $27,576,248; receivables of $631,679; and prepaid expenses in the amount of $16,273 represented the current asset position at March 31, 2007.

During the 3 month period from January 1, 2007 thru March 31, 2007, a total of 1,522,139 common shares were issued. The Company received $2,824,831 from the exercise of common stock warrants, and $333,250 from the exercise of common stock options. The Company also issued 100,000 common shares pursuant to acquisition of mineral property interests at a value of $425,000.

Cash used for Operating Activities during the quarter was ($776,981) including the income for the fiscal period of $706,718. The significant adjustments in the category of items not affecting cash for the fiscal period were amortization in the amount of $30,950; future income tax recovery of $1,737,456, and stock based compensation in the amount of $247,021. Changes in non-cash working capital items were an increase in receivables in the amount of $223,768; an increase in short term investments of $151,535 a decrease in prepaid expenses of $14,320; increase in accounts payable and accrued liabilities of $155,823; and increase in due to related parties of $47,642.

Cash Used for Investing Activities during the quarter ended March 31, 2007 totaled $2,975,146 which consisted of exploration expenditures on the Company’s mineral property interests in the amount of $$2,731,461; Mineral Property interests of $8,295; equipment purchased in the amount of $172,070; and Deferred reorganization costs related to the proposed reorganization of the company of $63,320. Financing Activities provided cash of $3,158,081, with the entire amount from the issuance of common stock as described above.

The activities on the Company’s mineral property interests are described in ITEM 4. INFORMATION ON THE COMPANY and ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Fiscal 2006, Ended December 31, 2006

As at December 31, 2006, the Company had working capital of $32,426,935 compared to working capital of $21,226,133 at December 31, 2005. The increase of working capital was due to the issuance of 14,876,034 common shares during the period fore proceeds of $21,553,831. The current assets consisted of.Cash and cash equivalents of $5,299,908; receivables of $470,910; short term investments of $27,412,579; and prepaid expenses of $30,593. The short-term investments consisted of Canadian bond funds in the amount of $20,325,270 and a Canadian short-term investment fund in the amount of $7,087,309. The Company elected to place a portion of its cash, which was raised from private placements and not needed immediately for working capital, into these investment vehicles in order to potentially obtain a higher interest rate than in ordinary demand accounts.

During Fiscal 2006, a total of 14,876,034 common shares were issued. The Company raised $8,699,795 through the issuance of 3,265,950 common shares issued through a private placement; $11,610,850 was received from the issuance of 8,340,084 common shares pursuant to the exercise of common stock warrants; and 2,370,000 common shares were issued pursuant to the exercise of common stock options for proceeds of $1,930,800. The Company also issued 900,000 common shares pursuant to the acquisition of mineral property interests at a value of $2,207,000. These financings are disclosed in ITEM 4. INFORMATION ON THE COMPANY, Financings.

Cash used for Operating Activities during Fiscal 2006 was $19,929,948 including the net loss for the fiscal year of $2,310,688. Significant adjustments in the category of items not affecting cash for the fiscal year were stock-based compensation in the amount of $731,026, Amortization of $64,749, and Allowance for decline in investments of $20,574.

Significant changes in non-cash working capital items were an increase in receivables in the amount of $167,666, Increase in short-term investments of $18,432,089, increase in prepaid expenses of $3,942, increase in accounts payable of $40,641, and increase in due to related parties of $1,158.

Financing activities provided cash of $21,553,831, consisting of issuance of capital stock of $22,237,845 and share issuance costs of ($684,014).

Cash Used for Investing Activities during Fiscal 2006 totaled $8,467,796 which consisted of $41,957 for Mineral Property Interests, $7,878,415 in deferred exploration costs, and $547,424 for the purchase of property and equipment.. The activities on the Company’s mineral property interests are described in ITEM 4. INFORMATION ON THE COMPANY and ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Fiscal 2005, Ended December 31, 2005

As at December 31, 2005, the Company had working capital of $21,226,133 as compared to working capital of $9,056,175 at December 31, 2004. The increase in working capital was due to the financings described earlier, which occurred during Fiscal 2005. Cash and cash equivalents of $12,143,821; receivables of $240,244; short term investments of $9,001,064 and prepaid expenses in the amount of $26,651 represented the current asset position at December 31, 2005.

The short-term investments consisted of Canadian bond funds in the amount of $2,986,357 and a Canadian short-term investment fund in the amount of $6,014,707. The Company elected to place a portion of its cash, which was raised from private placements and not needed immediately for working capital, into these investment vehicles instead of simply placing the funds into non-interest bearing demand accounts.

During Fiscal 2005, a total of 19,514,257 common shares were issued. The Company raised $15,258,501 through the issuance of 10,144,286 common shares issued through private placements; $3,405,238 was received from the issuance of 7,082,971 common shares pursuant to the exercise of common stock warrants; and 887,000 common shares were issued pursuant to the exercise of common stock options for proceeds of $296,699. The Company also issued 1,400,000 common shares pursuant to the acquisition of mineral property interests at a value of $2,377,750. These financings are disclosed in ITEM 4. INFORMATION ON THE COMPANY, Financings.

Cash used for Operating Activities during Fiscal 2005 was $10,708,351 including the net loss for the fiscal year of $1,622,502. Significant adjustments in the category of items not affecting cash for the fiscal year were stock-based compensation in the amount of $476,610 and a future income tax recovery in the amount of $326,524.

Stock based compensation in the amount of $476,610 resulted from the granting of 1,600,000 share purchase options to employees, consultants and directors.  Accordingly, using the Black-Scholes option pricing model, the stock options are recorded at fair value in the statement of operations. Total stock-based compensation recognized in the statement of operations during Fiscal 2005 was $476,610. This amount was also recorded as contributed surplus on the balance sheet.

The future income tax recovery in the amount of $376,524 resulted when the Company renounced certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties resulting in a future income tax recovery of $376,524 and a charge against capital stock.

Significant changes in non-cash working capital items were an increase in receivables in the amount of $205,678 and an increase in short-term investments in the amount of $9,005,881.

The Company elected to put capital raised from financings and not needed in the short term into short-term investments instead of placing this capital into non-interest bearing accounts. Consequently, the category “Increase in short term investments” increased by $9,005,881 over the prior year.The increase in receivables resulted from goods and services tax credits and accrued interest receivable  on short term investments.

Cash Used for Investing Activities during Fiscal 2005 totaled $3,978,040 which consisted primarily of expenditures on the Company’s mineral property interests. The activities on the Company’s mineral property interests are described in ITEM 4. INFORMATION ON THE COMPANY and ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Fiscal 2004, Ended December 31, 2004

As at December 31, 2004, the Company had working capital of $9,056,175 as compared to a working capital deficiency of $1,029,867 at December 31, 2003. The increase in working capital was due to the financings described earlier, which occurred during Fiscal 2004. Cash and cash equivalents of $9,083,026, receivables of $34,566 and prepaid expenses in the amount of $13,316 represented the current asset position at December 31, 2004.

In January 2004, the Company issued 4,767,444 units at $0.27 per unit consisting of one common share and one share purchase warrant for total proceeds of $1,287,210. Each warrant entitles the holder to acquire one additional common share at $0.36 per share expiring January 20, 2006. An estimated fair value of $417,712 was allocated to the warrants and is included in contributed surplus. The Company incurred finder’s fees of $23,490 on the private placement.

In February 2004, the Company issued 1,501,334 units at $0.60 per unit consisting of one common share and one share purchase warrant for total proceeds of $900,800. Each warrant entitles the holder to acquire one additional common share at $0.76 per share expiring February 23, 2006. An estimated fair value of $299,582 was allocated to the warrants and is included in contributed surplus.

In April 2004 the Company issued 3,436,167 units at $0.60 per unit consisting of one common share and one share purchase warrant for total proceeds of $2,061,700. Each warrant entitles the holder to acquire one additional common share at $0.76 per share expiring April 16, 2006 An estimated fair value of $626,385 was allocated to the warrants and is included in contributed surplus. The Company incurred finder’s fees of $132,803 on the private placement.

In September 2004, the Company issued 2,857,143 common shares at $0.70 per share for total proceeds of $2,000,000. The common shares issued are subject to a hold period that expires on January 27, 2005. The Company paid $150,000 and issued 142,857 share purchase warrants for finder’s fees. Each warrant entitled the holder to acquire one additional common share at $0.74 per share expiring September 27, 2005.

In November 2004, the Company issued 2,000,000 common shares at $1.00 per share for total proceeds of $2,000,000. The common shares issued were subject to a hold period that expired on March 1, 2005. The Company paid $120,000 and issued 120,000 share purchase warrants valued at $55,547 as finder’s fees. Each warrant entitled the holder to acquire one additional common share at $1.08 per share expiring October 29, 2006.

In December 2004, the Company issued 513,000 flow-through common shares at a price of $1.95 per share for total proceeds of $1,000,350. The Company incurred finder’s fees of $55,019 on the private placement.

The Company will use the proceeds for general working capital, the acquisition of additional uranium property interests and the exploration of the Company’s uranium property interests.

Cash used for Operating Activities during Fiscal 2004 was $967,990 including the net loss for the fiscal year of $1,994,210. The only significant adjustment in the category of items not affecting cash for the fiscal year was stock based compensation in the amount of $962,297. (Amortization in the amount of $8,432 was the only other item included in “Items not affecting cash”) Significant changes in non-cash balances relating to operations were an increase in accounts payable and accrued liabilities in the amount of $15,769 and a decrease in receivables in the amount of $40,470. The increase in the liabilities was due to the greater level of business activity described earlier in this document.

Cash Used for Investing Activities during Fiscal 2004 totaled $1,964,507 which consisted of expenditures on the Company’s mineral property interests. The activities on the Company’s mineral property interests are described in ITEM 4. INFORMATION ON THE COMPANY and ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Cash Provided by Financing Activities during Fiscal 2004 was $11,025,244 and consisted of the cash received for the issuance of common shares as described earlier in this document in ITEM 4. INFORMATION ON THE COMPANY, Financings.

US GAAP Reconciliation

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described below.

Stock-based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) recommended, but did not require, companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company has elected to follow the recommendations of SFAS 123 and has chosen to account for stock-based compensation using the fair value based method.

New accounting and disclosure standards were introduced under Canadian GAAP for the fiscal year ending December 31, 2002.  During the year ended December 31, 2003, under Canadian GAAP, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the years ended December 31, 2005, 2004 and, 2003.

Mineral property interests and deferred exploration costs

Under Canadian GAAP, the Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost.  The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost.  All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment.  If a mineral property interest is abandoned, the mineral property interest and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest.  Management’s determination for impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future; or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work.  As at December 31, 2005, 2004 and 2003, management believes that no impairment relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the value of share considerations issued for mineral property interest acquisitions and exploration costs incurred.  The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

For United States GAAP purposes, effective until fiscal 2003, the Company expensed, as incurred, the acquisition and exploration costs relating to unproven mineral property interests. This resulted in a decrease in mineral property interests and deferred exploration costs and a corresponding increase in loss for the year of $98,343 for fiscal 2003. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent development costs of the property are capitalized.  The capitalized costs of such properties are to be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be measured periodically for recoverability of carrying values.

Effective for fiscal 2004, the Company has adopted the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, the Company capitalizes certain costs related to the acquisition of mineral property interests.  Under United States GAAP, exploration costs on mineral properties prior to the establishment of proven or probable reserves continue to be expensed as incurred. This resulted in a decrease in mineral property interests and deferred exploration costs and a corresponding increase in loss for the year of $3,794,539 for fiscal 2005 and $1,627,429 for fiscal 2004.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as described in Note 2.  Under United States GAAP, any difference between the fair value of the non flow-through shares and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors for the flow-through shares.  The liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures and the related income tax deductions are renounced to investors.

During fiscal 2005, the Company issued 30,000 flow-through shares for total proceeds of $58,500.  As the value of the compensation received for the flow-through shares issued during fiscal 2005 exceeded the fair value of the non-flow through shares on the date issued, the Company recorded a difference in capital stock and related income tax expenses of $11,699 on renunciation during fiscal 2005.

During fiscal 2004, the Company issued 513,000 flow-through shares for total proceeds of $1,000,350.  As the value of the compensation received for the flow-through shares issued during fiscal 2004 exceeded the fair value of the non-flow through shares on the date issued, the Company recorded a difference in capital stock and related income tax liability of $271,890 during fiscal 2004. On renunciation in fiscal 2005, the Company recorded a difference in capital stock and related income tax expenses of $84,235.

During fiscal 2003, the Company issued 400,000 flow-through shares for total proceeds of $100,000.  As the value of the compensation received for the flow-through shares issued during fiscal 2003 was equal to the fair value of non-flow through shares on the date issued, there is no difference for U.S. GAAP purposes.

Short Term investments

Under Canadian GAAP, temporary investments are carried at the lower of aggregate cost or current market value.

Under United States GAAP, SFAS 115 requires that certain debt and equity investments must be classified into available-for-sale or trading securities and stated at fair market values.  Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities.  For United States GAAP purposes, the Company's investment in debt securities have been classified as trading securities.  Under SFAS 115, for the 2005 fiscal year there was no difference under Canadian GAAP or United States GAAP as these debt securities have been written down to their fair market value, with an unrealized loss of $4,817 included in the consolidated statement of operations.

Loss per share

Under both Canadian GAAP and United States GAAP, basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2005, 2004 and 2003 were 53,475,088, 26,065,368 and 8,271,374, respectively.

New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157 (“FAS 157”), “Fair Value Measurements.” Among other requirements, FAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. FAS 157 is effective beginning the first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of FAS 157 on its financial position and results of operations.

In July 2006, the FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 will have a material impact on its financial position or results of operations.

In February, 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” and in March 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets”, but they will not have any relationship to the operations of the Company. Therefore a description and its impact for each on the Company’s operations and financial position have not been disclosed.

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In March 2005, the EITF issued EITF 04-6, "Accounting for Stripping Costs in the Mining Industry".  The consensus indicated that costs of removing overburden and waste materials ("stripping costs") after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Restatement and Revision of Accounting Research Bulletins".  EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment.  The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

FASB has also issued SFAS No. 151 and No. 152 but they will not have any relationship to the operations of the Company therefore a description and its impact for each on the Company’s operations and financial position have not been disclosed.

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

5.C.  Research and development, patents and licenses, etc.

The Company has no research and development operations, and does not have, nor is dependent upon, any patents or licenses.

5.D.  Trends

Management is not currently aware of any trends which is likely to materially affect the Company’s operations.

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

5.G.  Safe harbor.

      --- No Disclosure Necessary ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 7

Senior Management and Directors

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected of Appointed
Devinder Randhawa, Director, Chairman and Chief Executive Officer	45	October 10, 1998 (Director) November 25, 2005 (CEO & Chairman)
David Raymond Miller, President and Chief Operating Officer	54	October 26, 2005
Bob Hemmerling, Corporate Secretary (1)	46	January 23, 2004
Patrick Groening, Chief Financial Officer	35	April 27, 2005
Stephen Khan, Executive Vice President	49	November 25, 2003
John De Joia, Vice President of Technical Services	58	March 15, 2005
Juan Velasquez, Vice President of environmental and Regulatory Affairs	56	March 15, 2005
Michael Halvorson, Director	57	December 23, 1996
Dr. Dieter Krewedl, Director	62	January 14, 2005
Ray Larson, Director	67	December 20, 2006

Devinder Randhawa, the Chairman and Chief Executive Officer, is founder and President of RD Capital Inc., a privately held consulting firm providing venture capital and corporate finance services to emerging companies in the resources and non-resource sectors both in Canada and the US. Prior to founding RD Capital Inc., Mr. Randhawa was in the brokerage industry for 6 years as an investment advisor and corporate finance analyst. Mr. Randhawa received a Bachelors Degree in Business Administration with Honors from Trinity Western College of Langley, British Columbia in 1983 and received his Masters in Business Administration from the University of British Columbia in 1985. Mr. Randhawa was formerly the President of Lariat Capital Inc. which merged with Medicure in November 1999 and was the founder and former President and CEO of Royal County Minerals Corp. from 1998 to 2003 which was taken over by Canadian Gold Hunter (formerly International Curator) in July 2003. Mr. Randhawa also founded Predator Capital Inc. which became Predator Exploration. Currently Mr. Randhawa is Chairman and CEO of Strathmore, which he founded in 1998. He also is CEO and President of Jalna Minerals Ltd., CEO and Chairman of Pacific Asia China Energy Ind., CEO and Director of Ballyliffin Capital Corp., and CEO and Director of Sernova Corp, all of which are public companies traded on the TSX Venture Exchange. He is also a Director of Knowledge Plus Multimedia Publishing, an inactive company. He will also serve as CEO and a Director of Fission Energy. Mr. Randhawa spends approximately 60% of his time on the affairs of the Company.

David Raymond Miller has been the President of the Company since October 26, 2005. Mr. Miller, is a minerals industry expert in exploration, acquisition and operations. His primary focus has been on uranium, coal bed methane and gold. David worked with Cogema, the second largest producer of uranium in the world, including 4 years as its chief geologist for in-situ operations in the US. Mr. Miller has over 25 years of experience in exploration and acquisition of uranium properties. Mr. Miller has consulted in uranium exploration, deposits, mining, and "in-situ" recovery for the IAEA. Since 2001, Mr. Miller has served as an elected member of the House of the State of Wyoming from the 55th District, where his committee assignments include Minerals and the Energy Council. He will also serve as President of Fission Energy. Mr. Miller spends approximately 50% of his time on the Company’s affairs.

Michael Halvorson, a Director of the Company is President of Halcorp Capital Ltd., a private investment company.  He has 35 years of experience in the financial markets.  In addition to his directorship with the Company, he is currently a director of several other publicly traded Canadian natural resource companies including Radiant Resources, Orezone Resources Inc., NovaGold Resources, Pediment Exploration Ltd., Esperanza Silver and Gentry Resources Ltd. Mr. Halvorson will also serve as a director for Fission Energy. Mr. Halvorson devotes approximately 10% of his time to the Company’s affairs.

Ray Larson, a Director of the Company. He was appointed to the Advisory Board on July 15, 2004. Prior to his retirement in 1994 he was President and CEO of Uranium Resources, Inc. (“URI”), a uranium exploration and production company specializing in in-situ leach technology which he founded in 1977. URI pioneered the exploration, development and production of uranium ore bodies using in-situ recovery (ISR) technology, and was a founding member of the Uranium Producers of America Association. Mr. Larson has developed ISR extraction plants in the United States as well as negotiated multiple long-term uranium sales contracts with United States and European utilities. Besides his service as a Director of Strathmore, Mr. Larson will serve as a Director of Fission Energy. He devotes approximately 5% of his time to the Company’s affairs.

Bob Hemmerling, Corporate Secretary of the Company is a businessman and was a director of the Company until January 21, 2004. Mr. Hemmerling, has provided communication and investor relation services for the Company since September 1996. Prior to that time Mr. Hemmerling was employed as an electrician with Concord Electric, Kelowna, British Columbia. He devotes 100% of his time to the Company’s affairs.

Dr. Dieter Krewedl has been a member of the Board of Directors since January 14, 2005. Dr. Krewedl received his Ph.D. degree in Geology from the University of Arizona in 1973. Dr. Krewedl was with Pathfinder Mines Corporation, a wholly owned subsidiary of the French uranium company Cogema, for 23 years and was Pathfinder’s Vice President, Exploration from 1990 to 1995. Following Pathfinder, Dr. Krewedl joined Echo Bay Mines and became its Vice President, Exploration from 1996 to 1997 where he managed an aggressive domestic and international gold exploration program. Following Echo Bay, Dr. Krewedl held the position of Senior Vice President, Exploration for Idaho based Coeur d’Alene Mines from 1998 through 2003. Dr. Krewedl retired from Coeur at the beginning of 2004 and is a past President of the Geological Society of Nevada. He currently serves as a director of AuEx Ventures Inc and Kilgore Minerals Ltd., public companies which are traded on the TSX Venture Exchange. He will also serve as a director of Fission Energy. Dr. Krewedl devotes less than 10% of his time to the Company’s affairs.

Stephen Khan, is currently Executive Vice President and a former Director of the Company. He currently consults for private and public early stage growth companies in all sectors of industry. He spent close to twenty years in all aspects of the investment industry, including retail, institutional, corporate finance, capital markets, and investment banking areas. Mr. Khan has held senior management roles including serving as President, Chief Executive Officer, and Chairman of a number of regional and national Canadian investment brokerage houses. He has raised funds for a variety of companies, with a focus on the natural resource sector. Mr. Khan completed his Bachelor of Science and Master of Business degrees at the University of British Columbia before entering the investment industry. He is a Fellow of the Canadian Securities Institute, holds a Chartered Financial Analyst designation, and is a member of the CFA Institute. Mr. Khan currently serves a director of Pacific Asia China Energy Inc., a director of Jalna Minerals, and as Corporate Secretary of Ballyliffin Capital Corp., public companies traded on the TSX Venture Exchange. He will also serve as an officer of Fission Energy. Mr. Kahn devotes approximately 20% of his time to the Company’s affairs.

Mr. John De Joia has been a Vice President of the Company since March 15, 2005. He is a graduate of the University of Wyoming and has over 30 years of technical experience that includes underground, open pit and in-situ uranium mining. His Wyoming mining experience includes the Shirley Basin and Big Eagle uranium mines with Utah International, Development Geologist for Pathfinder Exploration Corporation, Chief Geologist for Federal American Partners in the Gas Hills District, and Director of Technical Services for American Nuclear Corporation. His extensive management experience includes work for Morrison-Knudsen, Inc. at the Idaho National Engineering Laboratory and Manager of the Washington Group projects at Los Alamos National Laboratory. His experience includes feasibility studies and start-up of new mines; permitting, mining and mapping of ore bodies in new mines; closure evaluations for uranium mine and mill tailings facilities and mixed waste facilities. He is a Registered Geologist in the State of Wyoming.

Mr. Juan Velasquez has been a Vice President of the Company since March 15, 2005. He is in charge of environmental and regulatory affairs for the Company. He is a graduate of the University of New Mexico with an undergraduate Bachelor of Science degree in biology and an MBA. He has over 30 years of experience including 7 years with Phillips Uranium Corporation, a subsidiary of Phillips Petroleum Company (now ConocoPhillips) as Manager of Environmental, Health, and Safety Affairs and 15 years with United Nuclear Corporation as President of the Minerals Division and Corporate Manager of Environmental Affairs. He has consulted to private, federal and state clients in the nuclear remediation industry. He has permitted several major uranium mining and milling operations, including Phillips Nose Rock mine/mill complex and the United Nuclear Church Rock mill tailings disposal facility. He has managed a variety of environmental project developments, operations, and closure activities for Phillips, UNC, and his clients at locations throughout the United States, working closely with federal and state regulatory agencies to obtain the required approvals. He is a past Chairman of the New Mexico Mining Association Uranium Environmental Committee and has been active in various other state and national mining associations and organizations.

Patrick Groening has been the Chief Financial Officer since April 27, 2005. Mr. Groening obtained his Chartered Accountant designation in 1999 and is a member of the Institute of Chartered Accountants of British Columbia. He also holds a professional accounting designation as a Certified Public Accountant and is member of the Illinois Board of Examiners in the United States. In addition to being an auditor for several years, Mr. Groening has provided business advisory, information technology, and financial accounting services. Mr. Groening is a general auditor registered in Bermuda, is the former CFO of Wolf Capital Corporation, a capital pool company traded on the TSX Venture Exchange, and is currently Chief Financial Officer of Sernova Corp, a public medical technologies company traded on the TSX Venture Exchange, and as Chief Financial Officer of Jalna Minerals, a mineral exploration company traded on the TSX Venture Exchange. He will also serve as Chief Financial Officer of Fission Energy. Mr. Groening devotes approximately 40% of his time to the Company’s affairs..

Advisory Board

Robert A. Quartermain is a member of the Advisory Board of the Company. He is the President and a director of Silver Standard Resources Inc., an unrelated public company. From 1976 to 1982, he worked for the Geological Survey of Canada and in private industry on mapping and exploration programs.  Mr. Quartermain also worked for Teck Corp, an unrelated public company, before becoming president of Silver Standard Resources Inc. in 1985. Since 1985, Mr. Quartermain has been involved as a director and/or officer of a number of public resource companies including currently Iamgold Corporation, Esperanza silver and Western Copper Mining Corporation, both unrelated public companies. He graduated in 1977 from the University of New Brunswick with a B.Sc. in geology, and from Queen’s University in 1981 with an M.Sc. in mineral exploration.

Dr. Hans von Michaelis is a member of the Advisory Board of the Company. He was appointed to the Advisory Board on September 8, 2004. He graduated from the University of Cape Town with a Ph.D. in Geochemistry in 1970. He has served as the President of Randol International Ltd., a private company, which he founded in 1977. Since 2000, Randol has provided corporate development, business development and financial services to companies in the mining industry.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation. Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2006 ended 12/31/2006 was CDN$697,030. $164,081 was paid to Devinder Randhawa, the Chief Executive Officer of the Company; $168,534 to David Miller, the President of the Company; $84,000 was paid to Patrick Groening, the Chief Financial Officer of the Company; $84,000 was paid to Bob Hemmerling, Corporate Secretary; $29,000 was paid to Dieter Krewedl, director; $31,000 was paid to Michael Halvorson, director; $14,000 was paid to Steven Kahn, Vice-President and Director; and $122,415 was paid to Sona Capital, a Company controlled by Stephen Khan, Vice-President.

Director Compensation.  Directors, for their service in their capacity as Directors, receive $24,000 per year plus an additional $2,000 per year for each committee on which they serve.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.

Stock Options. The Company may grant stock options to Directors, Senior Management, and employees/consultants.  Refer to ITEM #6.E., "Share Ownership" and Table #7 and #8 for information about stock options granted and outstanding.

During fiscal 2006, 2,370,000 stock options were exercised by officers, consultants and employees, and 163,000 expired unexercised or were cancelled. 2,840,000 stock options were granted during the year.  No SARs (stock appreciation rights) were granted or exercised during this period.

During the first quarter of Fiscal 2007, March 31, 2007, 290,000 stock options were exercised by directors, officers and employees.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

Pursuant to the British Columbia Corporations Act, or the Act, and the articles of the Company, all directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Officers are appointed to serve at the discretion of the Board of Directors.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term.  The Board’s duties and responsibilities are all carried out in a manner consistent with that fundamental objective.   The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the President (the “CEO”) and other Senior Management.

The Board’s responsibilities include overseeing the conduct of the Company’s business, providing leadership and direction to its management, and setting policies.  Strategic direction for the Company is developed through the Board’s annual planning process.  Through this process, the Board adopts the operating plan for the coming year, and monitors management’s progress relative to that plan through a regular reporting and review process.

The Board has delegated to the CEO and Senior Management responsibility for the day-to-day management of the business of the Company.  Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval.  The CEO and Senior Management review the Company’s progress in relation to the current operating plan at in-person Board meetings.  The Board meets on a regular basis with and without management present.  Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Michael Halvorson, Devinder Randhawa and Dr. Dieter Krewedl. The Audit Committee met four times during Fiscal 2006.

6.D.  Employees

As of 5/31/2007, the Company had 7 employees, excluding the Senior Management.  2 of the employees are employed at the Company’s headquarters in Kelowna as Bookkeeper and Administrative Assistant, and 5 are employed as geologists in the Riverton, Wyoming office. None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 8 lists, as of 5/31/2007, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common share, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 8

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Devinder Randhawa (1)	2,041,338	2.81%
Common	David Miller (2)	2,315,430	3.18%
Common	Michael Halvorson (3)	836,111	1.15%
Common	Steven Khan (4)	410,700	0.57%
Common	Dieter Krewedl (5)	365,700	0.50%
Common	Robert Hemmerling (6)	607,160	0.84%
Common	Ray Larson (7)	325,000	0.45%
Common	Patrick Groening (8)	285,000	0.39%
	Total Directors/Management 5% Holders	7,186,439	9.64%

(1)

Of these shares 485,000 are represented by currently exercisable share purchase options.

(2)

Of these shares 485,000 are represented by currently exercisable share purchase options.

(3)

Of these shares 225,000 are represented by currently exercisable share purchase options.

(4)

Of these shares 310,000 are represented by currently exercisable share purchase options.

(5)

Of these shares 225,000 are represented by currently exercisable share purchase options.

(6)

Of these shares 190,000 are represented by currently exercisable share purchase options.

(7)

Of these shares 220,000 are represented by currently exercisable share purchase options.

 (8)

Of these shares 190,000 are represented by currently exercisable share purchase options.

# Based on 72,213,911 common shares outstanding as of 5/31/2007 and share options and share purchase warrants held by each individual which are exercisable within sixty days.

Stock Options.  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the Stock Option Plan") on 5/17/05, and it was reaffirmed by the shareholders at the Company’s annual general meeting held on May 29, 2006.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company and management company employees.  For the purposes of the Stock Option Plan, the terms “employees”, “consultants” and “management company employees” have the meanings set out in TSX Venture Exchange Policy 4.4.  In addition, the term “director” is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Stock Option Plan, the Company’s board of directors (the “Board”) may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the “Administrator”) for the purposes of administering the Plan.  Currently, the Administrator is the Corporate Secretary of the Company.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments).  If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)

options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)

options may be exercisable for a maximum of five years from grant date;

(c)

options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d)

options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e)

options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f)

options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g)

options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(h)

in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Stock Option Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

In addition, under the Stock Option Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the Company Act (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Stock Option Plan.  Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Stock Option Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Stock Option Plan until they have been fully paid for by the option holder.  The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 9 as of 5/31/2007, as well as the number of options granted to Directors/Senior Management and all employees as a group.  Although the Company has the right to create a multi-year vesting schedule, except as noted below all existing granted stock options were vested upon granting.

Table No. 9

Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date

Officers/Directors:

Michael Halvorson	50,000	1.50	Oct 6, 2005	Oct 10, 2010
	125,000	1.70	Aug 31, 2006	Aug 31, 2011
	50,000	2.10	Oct 27, 2006	Oct 27, 2011

David Miller	100,000	1.50	Oct 6, 2005	Oct 10, 2010
	275,000	1.70	Aug 31, 2006	Aug 31, 2011
	100,000	2.10	Oct 27, 2006	Oct 27, 2011

Devinder Randhawa	100,000	1.50	Oct 6, 2005	Oct 10, 2010
	275,000	1.70	Aug 31, 2006	Aug 31, 2011
	100,000	2.10	Oct 27, 2006	Oct 27, 2011

Steven Khan	100,000	1.50	Oct 6, 2005	Oct 10, 2010
	150,000	1.70	Aug 31, 2006	Aug 31, 2011
	60,000	2.10	Oct 27, 2006	Oct 27, 2011

Dieter Krewedl	50,000	1.50	Oct 6, 2005	Oct 10, 2010
	125,000	1.70	Aug 31, 2006	Aug 31, 2011
	50,000	2.10	Oct 27, 2006	Oct 27, 2011

Ray Larson	50,000	1.50	Oct 6, 2005	Oct 10, 2010
	100,000	3.00	Dec 15, 2006	Dec 15, 2010
	50,000	1.70	Aug 31, 2006	Aug 31, 2011
	20,000	2.10	Oct 27, 2006	Oct 27, 2011

Robert Hemmerling	50,000	1.50	Oct 6, 2005	Oct 10, 2010
	100,000	1.70	Aug 31, 2006	Aug 31, 2011
	40,000	2.10	Oct 27, 2006	Oct 27, 2011

Patrick Groening	50,000	1.50	Oct 6, 2005	Oct 10, 2010
	100,000	1.70	Aug 31, 2006	Aug 31, 2011
	40,000	2.10	Oct 27, 2006	Oct 27, 2011

Employees/Consultants	5,000	2.25	Feb 8, 2005	Feb 8, 2008
	300,000	2.20	Apr 29, 2005	Apr 29, 2008
	315,000	1.50	Oct 6, 2005	Oct 10, 2010
	125,000	2.50	Apr 13, 2006	Apr 13, 2009
	600,000	1.70	Aug 31, 2006	Aug 31, 2011
	237,500	2.10	Oct 27, 2006	Oct 27, 2011

Total Officers/Directors	2,310,000
Total Employees/Consultants	1,582,500
Total Options Outstanding	3,892,500

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

The Company is aware of one person/company who beneficially owns 5% or more of the Registrant's voting securities. Table No. 10 lists as of 5/31/2007, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Sprott Asset Management (1)	13,725,300	18.89%

(1)

Includes 442,000 currently exercisable stock purchase warrants.

Based on 72,213,911 shares outstanding as of 5/31/2007 and stock purchase warrants held by each 5% or greater shareholder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders (5%); the table reflects direct/indirect holdings of common shares, refer to Tables #8, #9, #10 for additional information.

Name	Shares Owned 12/31/2006	Shares Owned 12/31/2005	Shares Owned 12/31/2004	Shares Owned 12/31/2003
Devinder Randhawa Sprott Asset Management	1,743,338 13,283,300	1,318,223 12,574,300	1,777,619 7,537,143	3,250,974 NIL

	Shares Owned 12/31/2002	Shares Owned 12/31/2001	Shares Owned 12/31/2000	Shares Owned 12/31/1999
Devinder Randhawa Sprott Asset Management	1,959,918 NIL	988,148 NIL	229,418 NIL	787,093 NIL

	Shares Owned 12/31/1998	Shares Owned 12/31/1997
Devinder Randhawa Sprott Asset Management	1,093,625 NIL	189,331 NIL

______________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Share Ownership.

On 1/31/2007, the Company’s shareholders’ list showed 71,024,380 common shares outstanding, with 158 registered shareholders, including depositories.  60 registered shareholders were resident in Canada, holding 61,302,281 common shares representing about 86.31% of the issued and outstanding common shares; 95 of these shareholders were resident in the United States, holding 9,712,163 common shares representing about 13.67% of the issued and outstanding common shares; and 3 registered shareholders were resident in countries other than Canada and the United States, holding 10,000 common shares representing about 0.01% of the issued and outstanding common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 2,910 beneficial owners of its common shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.

No Disclosure Necessary

7.B.  Related Party Transactions

During the three most recent fiscal years, the Company entered into transactions with related parties as follows:

Consulting fees of $135,581 (2005 - $121,600; 2004 - $62,455; 2003 - $67,689) were paid or accrued to RD Capital Inc., a company controlled by Devinder Randhawa, an officer and director of the Company. Mr. Randhawa also received $28,500 (2005 – Nil; 2004 – Nil; 2003 – Nil) for Director’s Fees.

Consulting fees of $155,034 (2005 - $69,189) were paid to David Miller, an officer and director of the Company. Mr. Miller also received $13,500 (2005 – Nil) for Director’s Fees. Mr. Miller also received a total of 500,000 common shares of the Company over the last 3 years pursuant to the acquisition of property interests by the Company from Mr. Miller.

Consulting fees of $122,415 (2005 - $103,998; 2004 - $39,632; 2003 – Nil) were paid or accrued to Sona Capital Inc., a company controlled by Stephen Khan, an officer and former director of the Company. Mr. Khan also received $14,000 (2005 – Nil; 2004 – Nil; 2003 – Nil) for Director’s Fees.

Consulting fees of $84,000 (2005 - $76,495; 2004 - $46,250) were paid or accrued to Robert Hemmerling, an officer of the Company.

Consulting fees of $84,000 (2005 - $80,000) were paid to Patrick Groening, an officer of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts due to related parties are due to directors and companies controlled by directors and are unsecured, non-interest bearing and have no specific repayment terms.

Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

       --- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Davidson & Company, independent Chartered Accountants, is included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal 2006, 2005, 2004, and 2003 Ended December 31st

Unaudited Interim Financial Statements

Three Months Ended March 31, 2007/2006

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No significant change has occurred in the Company’s financial condition since the date of the most recent interim financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange in Vancouver, British Columbia, Canada, on 9/26/1989. The stock symbol is “STM”.  The CUSIP number is #863077-10-3.

Table No. 11 lists the volume of trading and high and low sales prices for the Company's common shares, by month, for the last fourteen months, the last fourteen fiscal quarters, and the last five fiscal years.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	High	Low
Monthly
June 2007	$5.01	$3.98
May 2007	$5.40	$4.00
April 2007	$5.50	$4.30
March 2007	$4.98	$3.31
February 2007	$5.40	$3.87
January 2007	$4.20	$2.87
December 2006	$3.50	$2.87
November 2006	$3.11	$2.35
October 2006	$2.66	$1.76
September 2006	$2.20	$1.74
August 2006	$1.98	$1.49
July 2006	$2.03	$1.71
June 2006	$2.07	$1.62
May 2006	$2.51	$1.85

Quarterly
June 2007	$5.50	$3.98
March 2007	$5.40	$2.87
December 2006	$3.50	$1.76
September 2006	$2.20	$1.49
June 2006	$2.84	$1.62
March 2006	$3.00	$1.79
December 2005	$1.90	$1.14
September 2005	$1.73	$1.18
June 2005	$2.51	$1.49
March 2005	$2.95	$1.56
December 2004	$1.84	$1.12
September 2004	$1.50	$0.60
June 2004	$1.00	$0.36
March 2004	$1.07	$0.55

Yearly
Fiscal 2006 (December 31st)	$3.50	$1.49
Fiscal 2005 (December 31st)	$2.95	$1.14
Fiscal 2004 (December 31st)	$1.84	$0.36
Fiscal 2003 (December 31st)	$0.90	$0.075
Fiscal 2002 (December 31st)	$0.30	$0.08

The TSX Venture Exchange

The TSX Venture Exchange (“TSX-V”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSX-V currently operates as a complementary but independent exchange from its parent.

The initial roster of the TSX-V was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX-V is a venture market as compared to the Toronto Stock Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The TSX-V currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX-V is located in Calgary and the operations office is located in Vancouver.

The TSX-V is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. CDNX policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”) which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement. The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues TSX-V notices to inform the public of halts, suspensions, delistings, and other enforcement actions.  All TSX-V notices can be found on the TSE/TSX website at www.tse.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and  implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations

Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement

Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research

The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company’s common shares are issued in registered form and the following information is taken from the records of CIBC Mellon Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Company Act (“Company Act”) of British Columbia.  Unless the Company Act or the Company’s Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders’ meeting.

The Company’s Articles and the Company Act contain provisions, which require a “special resolution” for effecting certain corporate actions.  Such a “special resolution” requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a “special resolution” include:

•

Transferring the Company’s jurisdiction from British Columbia to another jurisdiction;

•

Giving financial assistance under certain circumstances;

•

Certain conflicts of interest by Directors;

•

Disposing of all/substantially all of Company’s undertakings;

•

Removing Director before expiration of his term of office;

•

Certain alterations of share capital;

•

Changing the Company name;

•

Altering any restrictions on the Company’s business; and

•

Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM 6.E. and Tables #7 and #8 for additional information.

Warrants

Table No. 12 lists, as of 5/31/2007, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Currently Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants

May 9, 2006	541,324	$3.25	Nov 9, 2007

Flow-Through Common Shares

The Company has historically funded a portion of its mineral exploration activities within Canada through the issuance of Flow-Through Common Shares. Section 66 of the Income Tax Act of Canada allows for investment tax credits, at a rate of 15%, applicable to certain mining exploration expenses in Canada pursuant to a Flow-through share issuance agreement. Common shares of exploration companies which are issued under the program are known as “Flow-Through” shares as the Company making the qualified expenditures flow-through such tax credits received to the purchasers of these specific common shares. A Flow-through share investor could apply this tax credit to reduce his or her Canadian Federal income tax payable. In order to apply for the credits, the flow-through shareholder must be resident in Canada and subject to Canada Federal Income Tax for the taxation year in which the credit is being claimed.

The mining exploration expenses that qualify for the investment tax credit under the Flow-through program must be incurred in the scope of mining exploration activities conducted from or above the ground surface in order to determine the existence or location of mineral materials. These minerals include the deposit of common metals or the deposit of minerals for which the Minister of Natural Resources has stated that the principal mineral extract is an industrial mineral contained in a non-stratified deposit. The mining exploration activities that qualify include expenses incurred in order to determine the existence, location, extent, or quality of a mineral resource in Canada, including the prospector costs, the geological, geophysical or geochemical study costs, the costs of steelhead or diamond drilling, by hammering or other methods, and the costs of digging trenches. It is not intended for expenses related to existing mines.

The Company has made the following Flow-Through Common Share issuances during the five most recent fiscal years:

Fiscal Year	Amount of Flow-Through Common Shares Issued	Proceeds from Sale of Flow-Through Common Shares

2002	None	None
2003	396,000	$99,000
2004	513,000	$1,000,350
2005	30,000	$58,500
2006	1,697,300	$5,091,900

Escrowed Common Shares

          ---No Disclosure Necessary---

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Toronto, Ontario.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.

As of 12/31/2006 and 12/31/2005, there was an unlimited number of common shares without par value authorized. As of 12/31/2004, 12/31/2003, and 12/31/2002, there were 100,000,000 common shares without par value authorized. At 12/31/2006, there were 70,631,548 common shares issued and outstanding. At 12/31/2005 there were 55,755,514 common shares issued and outstanding.  At 12/31/2004 there were 36,241,257 common shares issued and outstanding.  At 12/31/2003, there were 14,157,777 common shares issued and outstanding.  As of 12/31/2002, there were 8,046,548 common shares issued and outstanding. As of March 31, 2007, the latest period for which financial statements are available, there were 72,153,687 common issued and outstanding.

During the last five years, less than 10% of the capital has been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 8 and Table No. 10

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public and private placements of common shares and the exercise of stock options.

Fiscal Year	Nature of Share Issuance	Number of Shares	Capital

2002	Private Placements	550,000	$110,000
	Private Placements	1,535,000	307,000
	Finder’s Fee on Mineral Property Acquisition	60,000	$13,200
2003	Private Placement	2,222,229	$400,000
	Private Placement	3,000,000	$750,000
	Exercise of share purchase options	454,000	$68,100
	Exercise of share purchase warrants	435,000	$108,750
	Acquisition of mineral property	100,000	$56,000
2004	Private Placement	4,767,444	$1,287,210
	Private Placement	1,501,334	$900,800
	Private Placement	3,436,167	$2,061,700
	Private Placement	2,857,143	$2,000,000
	Private Placement	2,000,000	$2.000,000
	Exercise of share purchase warrants	6,208,392	$2,656,557
	Exercise of share purchase options	250,000	$79,698
	Acquisition of mineral property interests	550,000	$757,500
2005	Private Placement	543,000	$1,058,850
	Private Placement	10,000,000	$15,000,000
	Private Placement	114,286	$200,000
	Exercise of share purchase warrants	7,082,971	$4,280,507
	Exercise of share purchase options	887,000	$466,080
	Acquisition of mineral property interests	1,400,000	$2,377,750
2006	Exercise of share purchase warrants	8,340,084	$11,610,850
	Exercise of share purchase options	2,370,000	$1,930,800
	Private Placement	3,265,950	$8,699,795
	Acquisition of mineral property interests	900,000	$2,207,000
2007	Exercise of share purchase warrants	1,179,363	$2,945,252
to date	Exercise of share purchase options	302,500	$354,500
	Acquisition of mineral property interests	100,000	$425,000

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

Objects and Purposes

The Articles of Incorporation place no restrictions upon the type of business that the Company may engage in.

Disclosure of Interest of Directors,

Part 15 of the Articles

15.1 A Director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

15.2 A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.

15.3 A Director may hold any office or place of profit with the Company (other than the office of auditor or the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

15.4 Subject to compliance with the provisions of the Company Act, a Director or his firm may act in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

15.5 A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Company Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company in general meeting otherwise directs.

Powers and Duties of Directors

Remuneration of Directors

Part 14 of the Articles

14.1. The directors shall manage or supervise the management of the affairs and business of the company and shall have the authority to exercise all such powers of the company as are not, by the Company Act or by the memorandum or these articles, required to be exercised by the company in general meeting.

14.2. The directors may from time to time, by power of attorney, appoint any person to be the attorney of the company for such purposes, and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the directors under these articles and excepting the powers of the directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the directors may think fit, and any such appointment may be made in favor of any of the directors or any of the members of the company or in favor of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit.  Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretion for the time being vested in him.

Borrowing Powers of Directors,

Part 8 of the Articles

8.1. The directors may from time to time authorize the company to:

(a)

borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they in their absolute discretion think fit;

(b)

issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the company or any other person; and

(c)

mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the company, both present and future.

8.2. Any bonds, debentures or other debt obligations of the company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the company, appointment of directors or otherwise and may by their terms be assignable free from any equities between the company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

8.3. Every bond, debenture or other debt obligation of the Company shall be signed manually by at least one Director of officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agents for the bond, debenture or other debt obligation appointed by the Company under  which the bond, debenture or other debt obligation is issued or by or on behalf of a trustee who certifies it in accordance with a trust indenture and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that the person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

8.4 If the Company is or becomes a reporting company, the Company shall keep or cause to be kept a register of its indebtedness to every Director or Officer of the Company or an associate of any of them in accordance with the provisions of The Act.

Remuneration of Directors

Part 12.2 of the Articles

12.2. The remuneration of the directors as such may from time to time be determined by the directors or if the directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the company as such who is also a director. The directors shall be repaid such reasonable traveling, hotel and other expenses as they incur in and about the business of the company    and if any director shall perform any professional or other services for the company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such director, by the company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive.  The directors, on behalf of the company. unless otherwise determined by ordinary resolution, may pay a gratuity, pension or allowance on retirement to any director who has held any salaried office or place of profit with the company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Required Ownership of Capital by Directors

Part 12.3 of the Articles

12.3. A director shall not be required to hold a share in the capital of the company as qualification for his directorship.

Dividend Rights

Part 20 of the Articles

20.1  The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member.  No dividend shall be paid otherwise than out of funds and/or assets by the Directors as to the amount of such funds or a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive.  The Company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the Directors and where any difficulty arises with regard to such a distribution by the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of th value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

20.2  Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

20.3  Subject to the rights of members (if any) holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

20.4  The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.  The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

20.5  If several persons are registered as joint holders of any share, any one of them may be given an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

20.6  No dividend shall bear interest against the Company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

20.7  Any dividend, bonuses or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing.  Every such cheque or warrant shall be made payable to the order of the person to whom it is sent.  The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

20.8    Notwithstanding anything contained in these Articles the Directors may from time to time capitalize any undistributed surplus on hand of the Companys and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

Rights/Privileges, Restrictions/Conditions.

Shareholders have no specified rights to share in the profits of the Company and there are no sinking fund provisions or shareholder liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

Rules pertaining to annual general meetings and extraordinary general meetings of shareholders are described in Sections Nine and Ten of the Company’s Articles. These rules are summarized as follows:

9.1 Subject to any extensions of time permitted pursuant to the Company Act, the first annual general meeting of the Company shall be held within fifteen months from the date of amalgamation, or the effective date of a certificate of continuation, and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than thirteen months after the date that the last annual general meeting was held or deemed to have been held) and place as may be determined by the Directors.

9.2 If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to all the business which is required or desired to be transacted at the meeting, the meeting need not be held.

9.3 All general meetings other than annual general meetings are herein referred to as and may be called extraordinary general meetings.

9.4 The Directors may, whenever they think fit, convene a general meeting.  An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

9.5 If the Company is or becomes a reporting company, advance notice of any general meeting at which any general meeting at which any Director is to be elected shall be published in the manner required by the Company Act.

9.6 A notice convening a general meeting specifying the place, the date, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner hereinafter in these Articles mentioned, or in such other manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or under these Articles to receive such notice from the Company.  Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any member shall not invalidate the proceedings at that meeting.

Proceedings at General Meetings

10.1 All business shall be deemed special business, which is transacted at:

a.

an extraordinary general meeting other than the conduct of, and voting at, such meeting; and,

b.

an annual general meeting, with the exception of the conduct of, and voting at, such meeting, the consideration of the financial statements and of the respective reports of the Directors and Auditor, fixing or changing the number of directors, the election of Directors, the appointment of the Auditor, the fixing of the remuneration of the Auditor and of the directors and such other business as by these Articles or the Company Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors.

10.2 No business, other than election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3 Save as herein otherwise provided, a quorum for the transaction of business at a general meeting shall be two persons present and being, or representing by proxy, members holding not less than one-twentieth of the issued shares entitled to be voted at the meeting.  If there is only one member the quorum is one person present and being, or representing by proxy, such member.  The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member of proxy holder entitled to vote thereat.

10.4 If within half an hour from the time appointed for a general meeting, a quorum is not present, the meeting, if convened by requisition of the members, shall be dissolved; but otherwise it shall stand adjourned to a place on a date and at a time to be fixed by the chairman of the meeting before the adjournment, which shall be not more than two weeks following the date for which the meeting was called, or failing such designation then to the same day in the second week following the meeting at the same time and place, in either case without giving further notice.  If at such adjourned meeting, a quorum is not present within half an hour from the time appointed, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting, shall be a quorum.

10.5 The Chairman of the Board, if any, or in his absence the President of the Company or in his absence a Vice-President of the Company, if any, shall be entitled to preside as chairman at every general meeting of the Company.

10.6 If at any general meeting neither the Chairman of the Board nor President nor a Vice-President is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the Directors present shall choose some one of their number to be chairman or if all the Directors present decline to take the chair or shall fail to so choose or if no Director be present, the members present shall choose one of their number to be chairman.

10.7 The Chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.  When a meeting is adjourned for thirty days or more, notice, but no “advance notice”, of the adjourned meeting shall be given as in the case of an original meeting or if so determined by the Directors, by an advertisement published at least once in a daily newspaper in Vancouver, British Columbia, or in the city where the meeting commenced.  Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.8 The chairman may propose or second a motion.

10.9 Subject to the provisions of the Company Act, at any meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration  of the result of the show of hands) a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy.  The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Company.  A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

10.10 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a second or casting vote.

10.11 No poll may be demanded on the election of a chairman.  A poll demanded on a question of adjournment shall be taken forthwith.  A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs.  The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded.  Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll.  A demand for a poll may be withdrawn.  In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith shall be final and conclusive.

10.12 Every ballot cast upon a poll and every proxy appointing a proxy holder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Company Act may provide.

10.13 On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.14 Unless the Company Act, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

There are no limitations on the rights to own securities.

There are no provisions of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Although not expressly enumerated in the Articles, pursuant to Canadian regulations, shareholder ownership must be disclosed by any shareholder who owns more than 10% of the Company’s common stock.

Other Issues

Neither the Company’s memorandum/articles/by-laws nor British Columbia law permit: staggered terms for Directors; cumulative voting; shareholder approval of corporate matter by written consent; the adoption of various “poison pill” measures precluding shareholders from realizing a potential premium over the market value of their shares.  Neither the Company’s memorandum/articles/by-laws nor British Columbia law require retirement or non-retirement of directors under an age limit requirement.

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company’s common stock.

10.C.  Material Contracts

The following are contracts currently in effect which management considers to be material.

1.

Agreement between the Company and Platoro West Inc. dated April 4, 2003 regarding the Chord property. The agreement amends the original option agreement on the property to allow the Company  to issue to Platoro 50,000 common shares of the Company stock in lieu of the required $10,000 annual cash payment.

2.

Agreement between the Company, Jody Dahrouge, and Dahrouge Geological Consulting Ltd. dated January 8, 2004 regarding the Athabasca property. The agreement allows the Company to purchase a 100% interest in a uranium property located in Alberta, Canada, by paying $7,500 and incurring additional costs of $34,902. To earn its interest, the Company is required to issue 200,000 common shares in stages to June 8, 2005. The property is subject to a 0.75% net smelter returns royalty on certain mineral production and a 4% gross over riding royalty on all diamond production from the property. Although the final agreement is dated January 8, 2004, the negotiations to acquire the property were substantially completed, and the payment of $7,500 made, in December 2003.

3.

Agreement between the Company and Jeff Reeder dated November 25, 2003 regarding the Comstock property. The agreement grants to the Company the option to purchase a 100% interest in certain claims located in British Columbia, Canada. To earn its interest, the Company is required to issue 300,000 common shares in stages to November 25, 2005.

4.

Agreement between the Company, Jody Dahrouge and Jeff Reeder dated January 14, 2004 regarding the Duddridge Lake property. The agreement grants the Company an option to purchase a 100% interest in a certain claims located in Saskatchewan, Canada. To earn its interest, the Company is required to issue 200,000 common shares in stages over two years. Although the agreement is dated January 14, 2004, negotiations are prolonged and the final agreement was not completed until the second quarter of fiscal 2004.

5.

Agreement between the Company and Jody Dahrouge and Jeff Reeder dated February 13, 2004 regarding the Dieter Lake property. The agreement grants to the Company the option to purchase a 100% interest in the property by issuing 300,000 to the vendors.

6.

Agreement between the Company and David Miller dated March 15, 2004 regarding the Roco Honda and Ram Claims. The agreement grants the Company an option to purchase a 100% interest in the claims located in New Mexico by paying US$150,000 and incurring additional costs. To earn its interest, the Company is required to issue 300,000 common shares in stages over two years.

7.

Agreement between the Company and David Miller dated June 17, 2004 regarding the Copper Mountain property. Under the agreement the Company was granted an option to purchase a 100% interest in the property located in Wyoming. To earn its interest, the Company is required to issue 200,000 common shares in stages over two years.

8.

Agreement between the Company and David Miller dated August 17, 2004 regarding the Cedar Rim, Northeast, and PRB leases. Under the agreement the Company was granted an option to purchase a 100% interest in the claims located in Wyoming. To earn its interest, the Company is required to issue 150,000 common shares in stages over two years.

9.

Agreement between the Company and David Miller dated November 24, 2004 regarding the PT Claims. Under the agreement, the Company was granted the option to purchase a 100% interest in the claims located in Wyoming. To earn its interest, the Company is required to issue 200,000 common shares in stages over two years.

10.

Agreement between the Company and David Miller dated December 14, 2004 regarding the Nose Rock Lease. Under the agreement, the Company was granted an option to purchase a 100% interest in the lease located in New Mexico. To earn its interest, the Company is required to pay US$30,000 cash and issue 300,000 common shares in stages over two years.

11.

Agreement between the Company and David Miller dated February 3, 2005 regarding the Red Creek Claims. Under the agreement, the Company could acquire a 100% interest in the claims located in Wyoming by issuing to David Miller 200,000 common shares in two stages, with 100,000 shares due within 21 days of the Completion date and 100,000 on the first anniversary date.

12.

Employment Agreement dated March 1, 2005 between the Company and Robert Hemmerling. Under the agreement, Mr. Hemmerling agrees to serve the Company as Corporate Secretary for $7,000 per month, for a period of three years.

13.

Employment Agreement dated March 1, 2005 between the Company and Patrick Groening. Under the agreement, Mr. Groening agrees to serve the Company as Corporate Secretary for $7,000 per month, for a period of three years.

14.

Agreement between the Company and David Miller dated March 3, 2005 regarding the Wyoming State leases. Under the agreement, the Company could acquire a 100% interest in the claims located in Wyoming by paying David Miller US$30,000 and issuing a total of 300,000 common shares to Mr. Miller consisting of an initial 50,000 shares due with 21 days of the Completion date, and 50,000 shares on every 6 month anniversary of the completion date thereafter until a total of 300,000 common shares have been issued.

15.

Agreement between the Company and Jody Dahrouge dated February 27, 2006 regarding the Fort McLeod Property. Under the agreement, the Company could acquire a 100% interest in the property located in Alberta by issuing to Jody Dahrouge 200,000 common shares in two stages, with 100,000 shares due within 21 days of the Completion date and 100,000 on the first anniversary date.

16.

Letter of Intent between the Company and Yellowcake Mining Ltd. regarding the joint-venture of the Baggs/Juniper Ridge project in Wyoming dated January 29, 2007. Under the LOI, the Company will option an 80% interest in the Baggs properties to Yellowcake. In consideration for the option, Yellowcake will:

•

Issue nine million shares of Yellowcake to Strathmore upon closing;

•

Pay Strathmore US$100,000 upon closing, and pay US$100,000 on each anniversary date of the closing for a total of US$500,000;

•

Spend US$1.6 million per year for a period of 5 years for a total of US$8 million. Upon expending half of these funds (US$4 million), Yellowcake will have earned 50% of the optioned interest, and upon the expenditure of the additional US$4 million, will earn the additional 50% of the optioned interest (80% total).

•

Pay an NSR of 3% on the optioned portion on all future production.

Yellowcake also agreed that in consideration for an initial payment of US$25,000 upon closing, and a commitment for Yellowcake to spend US$440,000 for a minimum period of one year, Yellowcake will finance the evaluation of Strathmore’s database regarding uranium prospects in Texas. If a suitable target is identified, Yellowcake will be required to spend the necessary funds to acquire land leases, and Strathmore and Yellowcake will be 50-50 partners in the development of the identified targets resulting from the database evaluation

Copies of each of these material agreements has been filed as an exhibit to the Company’s 20-F Registration Statement

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, “Taxation” below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian".  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E  Taxation

The following summary of the material Canadian federal income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of shares of Common Stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).

To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditors for its consolidated financial statements for each of the preceding ten years was Davidson & Company LLP, Chartered Accountants. They are members of the British Columbia Institute of Chartered Accountants.  Their audit reports for the Fiscal years 1997-2006 are included with the related consolidated financial statements in this Annual Report.

10.H.  Documents on Display

The documents included and/or referenced within this document are on display at the Company’s offices located at 700 – 1620 Dickson Avenue, Kelowna, British Columbia, Canada.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          --- No Disclosure Necessary ---

ITEM 15.

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There were no changes in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended 12/31/2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company has determined that Michael Halvorson is its “audit committee financial expert”. Mr. Halvorson is President of Halcorp Capital Ltd., a private investment company, and has 35 years of financial market experience. He is a director of several other Canadian natural resource companies. Mr. Halvorson is considered “independent” as defined by the American Stock Exchange.

ITEM 16B. CODE OF ETHICS

The Board of Directors of the Corporation has responsibility for the stewardship of the Corporation. The Board of Directors has found that the fiduciary duties placed on individual directors by Strathmore’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of Strathmore.

The Board must also comply with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or Executive Officer has a material interest.

ITEM 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The following table discloses the fees paid to the Company’s external auditor, Davidson and Company LLP, during the last two fiscal years.

Financial Year Ending	Audit Fees (1)	Non-Audit Related Fees	Tax Fees (2)	All Other Fees
December 31, 2006	$35,500	Nil	$1,250	Nil
December 31, 2005	$35,052	Nil	$3,000	Nil

(1)

The aggregate fees billed by the Company’s auditor for audit fees.

(2)

The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice, and tax planning.

The audit committee has established policies and procedures that are intended to control the services provided by the Company’s external auditors and to monitor their continuing independence.  Under these policies, no services may be undertaken by the auditors, unless the engagement is specifically approved by the audit committee or the services are included within a category which has been pre-approved by the audit committee.  The maximum charge for services is established by the audit committee when the specific engagement is approved or the category of services pre-approved.  Management is required to notify the audit committee of the nature and value of pre-approved services undertaken.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY/AFFILIATED PURCHASERS

          --- Not Applicable ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Davidson & Company LLP, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Consolidated Financial Statements

Fiscal 2006, 2005, 2004 and 2003, ended December 31.

Unaudited Interim Financial Statements

Three Months Ended 3/31/2007

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws
2. Instruments defining the rights of holders of the securities being registered
3. Voting Trust Agreements – N/A

4. Material Contracts (All previously filed with the Company’s Form 20-F Registration Statement):

1.

Agreement between the Company and Platoro West Inc. dated April 4, 2003 regarding the Chord property.

2.

Agreement between the Company, Jody Dahrouge, and Dahrouge Geological Consulting Ltd. dated January 8, 2004 regarding the Athabasca property.

3.

Agreement between the Company and Jeff Reeder dated November 25, 2003 regarding the Comstock property.

4.

Agreement between the Company, Jody Dahrouge and Jeff Reeder dated January 14, 2004 regarding the Duddridge Lake property.

5.

Agreement between the Company and Jody Dahrouge and Jeff Reeder dated February 13, 2004 regarding the Dieter Lake property. The agreement grants to the Company the option to purchase a 100% interest in the property by issuing 300,000 to the vendors.

6.

Agreement between the Company and David Miller dated March 15, 2004 regarding the Roco Honda and Ram Claims.

7.

Agreement between the Company and David Miller dated June 17, 2004 regarding the Copper Mountain property.

8.

Agreement between the Company and David Miller dated August 17, 2004 regarding the Cedar Rim, Northeast, and PRB leases.

9.

Agreement between the Company and David Miller dated November 24, 2004 regarding the PT Claims.

10.

Agreement between the Company and David Miller dated December 14, 2004 regarding the Nose Rock Lease.

11.     Agreement between the Company and David Miller dated February 3, 2005 regarding the Red Creek claims.

12.    Agreement between the Company and Robert Hemmerling, dated March 1, 2005 regarding employment as Corporate Secretary.

13.     Agreement between the Company and Patrick Groening dated March 1, 2006 regarding employment as Chief Financial Officer.

14.     Agreement between the Company and David Miller dated March 3, 2006 regarding the Wyoming State Leases.

15.     Agreement between the Company and Jody Dahrouge dated February 27, 2006 regarding the Fort Mcleod property.

16.

Letter of Intent between the Company and Yellowcake Mining Ltd. regarding the joint-venture of the Baggs/Juniper Ridge project in Wyoming dated January 29, 2007

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.Other documents:

1.

Section 302 Certification of the Chief Executive Officer

2.

Section 302 Certification of the Chief Financial Officer

3.

Section 906 Certification of the Chief Executive Officer

4.

Section 906 Certification of the Chief Financial Officer

STRATHMORE MINERALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2007

Unaudited Interim Financial Statements

Notice

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2007.

STRATHMORE MINERALS CORP.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2007	December 31, 2006

ASSETS

Current
Cash and equivalents	$ 4,705,862	$ 5,299,908
Short term investments (Note 9)	27,576,248	27,412,579
Receivables	631,679	407,910
Prepaid expenses	16,273	30,593

	32,930,062	33,150,990

Equipment	832,024	690,904
Mineral property interests (Note 3)	8,135,741	7,828,735
Deferred exploration costs (Note 4)	14,677,475	11,946,014
Deferred reorganization costs (Note 5)	63,320	-

	$ 56,638,622	$ 53,616,643

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 864,429	$ 708,606
Due to related parties (Note 8)	63,091	15,449
Deferred revenue	145,338	-

	1,072,858	724,055

Shareholders' equity
Capital stock (Note 6)	70,292,831	68,447,106
Contributed surplus (Note 6)	2,452,961	2,205,940
Deficit	(17,180,028)	(17,760,458)

	55,565,764	52,892,588

	$ 56,638,622	$ 53,616,643

Subsequent events (Note 11)

On behalf of the Board:

“Dev Randhawa”	Director	“Michael Halvorson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

#

STRATHMORE MINERALS CORP.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

 (Unaudited)

THREE MONTH PERIOD ENDED MARCH 31	2007	2006

GENERAL AND ADMINISTRATIVE EXPENSES
Advertising and promotion	$ 201,178	$ 13,550
Amortization	30,950	12,645
Business development	32,576	15,646
Consulting fees	403,970	195,517
Investors Relations	1,950	-
Office and miscellaneous	117,564	19,454
Professional fees	127,605	91,762
Regulatory fees	29,800	31,144
Rent	38,466	12,749
Shareholder communications	6,798	4,057
Short term investment fees	26,133	-
Stock-based compensation (Note 6)	247,021	116,106
Telephone	13,325	10,543
Trade shows and conferences	109,123	97,035
Transfer agent	2,344	6,097
Travel	9,266	14,084
Wages and benefits	201,547	88,457

Loss before other item	(1,599,616)	(728,846)

OTHER ITEM
Interest income	436,412	-
Miscellaneous income	120,432	266,554
Unrealized income (loss) on investments	12,134	(38,488)

	568,978	228,066

Loss before income taxes	(1,030,638)	(500,780)
Future income tax recovery	1,737,356	-

Income (loss) for the period	706,718	(500,780)

Deficit, beginning of period	(17,886,746)	(15,576,059)

Deficit, end of period	$ (17,180,028)	$ (16,076,839)

Basic and diluted income (loss) per common share	$ 0.01	$ (0.01)

Weighted average number of common shares outstanding: Basic Diluted	71,433,811 74,362,998	58,891,391 58,891,391

The accompanying notes are an integral part of these consolidated financial statements.

STRATHMORE MINERALS CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

 (Unaudited)

THREE MONTH PERIOD ENDED MARCH 31	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	$ 706,718	$ (500,780)
Items not affecting cash
Amortization	30,950	12,645
Unrealized (income) loss on investments	(12,134)	38,488
Stock-based compensation	247,021	116,106
Future income tax recovery	(1,737,356)	-

Changes in non-cash working capital items:
Increase in deferred revenue	145,338	-
(Increase) decrease in receivables	(223,768)	144,667
Increase in short term investments	(151,535)	(4,363,407)
(Increase) decrease in prepaid expenses	14,320	7,580
Increase in accounts payable and accrued liabilities	155,823	41,464
Increase in due to related parties	47,642	29,270

Cash used in operating activities	(776,981)	(4,473,967)

CASH FLOWS FROM INVESTING ACTIVITIES
Deferred exploration costs	(2,731,461)	(811,554)
Deferred reorganization costs	(63,320)	-
Equipment purchased	(172,070)	(7,256)
Mineral property interests	(8,295)	(7,609)

Cash used in investing activities	(2,975,146)	(826,419)

CASH FLOWS FROM FINANCING ACTIVITIES
Share issuance costs	-	(5,299)
Capital stock issued	3,158,081	8,114,997

Cash provided by financing activities	3,158,081	8,109,698

Change in cash and equivalents during the period	(594,046)	2,809,312

Cash and equivalents, beginning of period	5,299,908	12,143,821

Cash and equivalents, end of period	$ 4,705,862	$ 14,953,133

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2007

1.

BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of Strathmore Minerals Corp. (the “Company”) and its wholly owned subsidiaries, Minera Peruran S.A., and Strathmore Resources (US) Ltd.  Significant inter-company balances and transactions are eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year with the exception of the accounting policy regarding the financial instruments and comprehensive income as disclosed in Note 9.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE OF OPERATIONS

The Company's principal business activity is the acquisition and exploration of mineral property interests.

3.

MINERAL PROPERTY INTERESTS

	March 31, 2007	December 31, 2006

Athabasca property, Canada	$ 459,702	$ 459,702
Chord property, USA	137,282	137,282
Comstock property, Canada	494,271	494,271
Dieter Lake property, Canada	618,792	618,792
Duddridge Lake property, Canada	382,245	382,245
Fort Mcleod property, Canada	724,070	299,071
New Mexico properties, USA	1,722,326	1,720,833
Staked properties, Canada	831,260	831,260
Staked properties, Peru	69,580	69,580
Wyoming properties, USA	2,696,213	2,689,410

	$ 8,135,741	$ 7,702,446

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its properties are in good standing.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2007

3.

MINERAL PROPERTY INTERESTS (cont’d…)

Athabasca property, Canada

The Company acquired a 100% interest in a uranium property located in Alberta, Canada, by paying $98,192, incurring additional costs of $29,510 and issuing 200,000 common shares valued at $332,000. The property is subject to a 0.75% net smelter returns royalty on certain mineral production and a 4% gross over riding royalty on all diamond production from the property.

Chord property, USA

The Company acquired a 100% interest in a uranium property located in South Dakota, USA, by paying $48,640.  During fiscal 2003, the Company amended the terms of the lease agreement for consideration of 100,000 shares of the Company valued at $56,000 and incurred additional fees of $6,468.  To earn its interest, the Company is required to make annual payments of either 50,000 common shares or US$10,000 per year to July 1, 2009. In fiscal 2005, the Company paid $12,558 (US$10,000), 2004 - $13,616 (US$10,000).  The property is subject to a 2% gross royalty.

Comstock property, Canada

The Company acquired a 100% interest in certain claims located in British Columbia, Canada by issuing 300,000 common shares valued at $491,000 and incurring additional fees of $3,271.

Dieter Lake property, Canada

The Company acquired a 100% interest in certain claims located in Quebec, Canada by issuing 300,000 common shares valued at $603,000 and incurring additional costs of $15,792. An additional 200,000 shares will be issued in the event a resource of more than 60 million pounds containing U3O8 (Uranium) is confirmed at the property.

Duddridge Lake property, Canada

The Company acquired a 100% interest in certain claims located in Saskatchewan, Canada by issuing 200,000 common shares valued at $344,000 and incurring additional fees of $38,245.

Fort Mcleod property, Canada

The company acquired a 100% interest in certain claims located in Alberta, Canada, by paying $34,070 for staking costs and issuing 200,000 shares valued at $690,000.

New Mexico properties, USA

The Company acquired a 100% interest in certain claims located in New Mexico, USA, by paying $293,752, incurring additional costs of $320,074 and issuing 600,000 common shares valued at $1,108,500. Certain claims are subject to a 1% royalty.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2007

3.

MINERAL PROPERTY INTERESTS (cont’d…)

Staked properties, Canada

The Company acquired, by staking, a 100% interest in the following uranium properties located in north-central Saskatchewan: Davy Lake, Hall Lake, Patterson Lake, and Waterbury Lake.

Staked properties, Peru

The Company acquired, by staking, a 100% interest in certain uranium properties located in Peru.

Wyoming properties, USA

The Company acquired a 100% interest in a certain claims located in Wyoming, USA by paying $87,560, incurring additional costs of $409,903 and issuing 1,150,000 common shares valued at $2,198,750. To earn its interest, the Company is required to issue an additional 100,000 common shares in stages over two years.

The Company has granted an option for a 80% interest in its Red Creek property. In return for the option, the Company will receive US$ 8,000,000 over 5 years to fund the property’s exploration.

4.

DEFERRED EXPLORATION COSTS

	Canada	USA	Peru	Total

As at December 31, 2005	$ 2,795,945	$ 615,277	$ 159,768	$ 3,570,990
Geology	714,566	2,819	761	718,146
Geophysics	2,527,239	-	-	2,527,239
General expenses	62,172	130,263	37,633	230,068
Lab analysis & sampling	19,990	-	-	19,990
Property fees	181,430	514,003	30,276	725,709
Personnel time	1,743,786	1,582,897	131,355	3,458,038
Travel	506,005	159,605	30,224	695,834

As at December 31, 2006	$ 8,551,133	$ 3,004,864	$ 390,017	$ 11,946,014
Drilling	812	7,775	-	8,587
Engineering	-	279,305	-	279,305
Equipment & vehicle rental	267,882	349	-	268,231
Geology	563,878	16,390	-	580,268
Geophysics	483,250	-	-	483,250
General expenses	26,547	17,117	8,807	52,471
Property fees	102,133	42,385	-	144,518
Permitting/Regulatory	95,684	62,918	-	158,602
Personnel time	274,362	379,178	27,316	680,856
Travel	31,354	38,953	5,066	75,373

As at March 31, 2007	$ 10,397,035	$ 3,849,234	$ 431,206	$ 14,677,475

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2007

5.

DEFERRED REORGANIZATION COSTS

Subject to shareholder and regulatory approval, the Company intends to proceed with a reorganization which will have the result of dividing its present mineral assets into two separate companies. The spin-off company, Fission Energy Corp. (“Fission”), will hold the Canadian and Peruvian properties upon implementation of a Plan of Arrangement, and Strathmore Minerals Corp. will continue to hold the remaining mineral properties. All costs and revenues associated with the reorganization of the Company will be deferred until the transaction is complete.

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
Unlimited number of common shares, without par value

Issued
As at December 31, 2005	55,755,514	$ 41,299,968	$ 4,857,621
Private placements	3,265,950	8,699,795	-
Exercise of options	2,370,000	2,377,598	(446,798)
Exercise of warrants	8,340,084	14,546,759	(2,935,909)
Acquisition of mineral property interests	900,000	2,207,000	-
Stock-based compensation	-	-	731,026
Share issuance costs	-	(684,014)	-

As at December 31, 2006	70,631,548	68,447,106	2,205,940
Exercise of options	290,000	333,250	-
Exercise of warrants	1,132,139	2,824,831	-
Acquisition of mineral property interests	100,000	425,000	-
Tax benefits renounced to flow through share subscribers	-	(1,737,356)	-
Stock-based compensation	-	-	247,021

As at March 31, 2007	72,153,687	$ 70,292,831	$ 2,452,961

Included in issued capital stock are 75,000 common shares subject to an escrow agreement that may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.

In May, 2006, the Company issued 1,697,300 flow-through shares at $3.00 per share and 1,568,650 units at $2.30 per unit for total proceeds of $8,699,795. Each unit consists of one common share and one half of one share purchase warrant. One whole warrant is exercisable at $3.25 and expires November 9, 2007. In connection with the placement, the Company paid commissions of $521,988 in cash and issued 195,957 Agents’ options. Each option entitles the Agent to purchase one common share at $2.55 per share and expires May 9, 2007.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2007

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants.  The exercise price of each option is based on the market price of the Company’s common stock at the date of grant less an applicable discount.  The options can be granted for a maximum term of 5 years.

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Outstanding, December 31, 2005	9,082,990	$ 1.37	3,888,000	$ 1.16
Granted	980,282	3.11	2,840,000	1.89
Exercised	(8,340,084)	1.39	(2,370,000)	0.81
Expired/cancelled	(2,500)	0.76	(163,000)	1.91

Outstanding, December 31, 2006	1,720,689	$ 2.63	4,195,000	$ 2.18
Exercised	(1,132,140)	1.21	(290,000)	1.75

Outstanding, March 31, 2007	588,549	$ 3.19	3,905,000	$ 1.82

Number currently exercisable	588,549	$ 3.19	798,000	$ 1.92

As at March 31, 2007, incentive stock options and share purchase warrants were outstanding as follows:

	Number of Shares	Exercise Price	Expiry Date

Options	5,000	2.25	February 8, 2008
	300,000	2.20	April 29, 2007
	125,000	2.50	April 13, 2009
	920,000	1.50	October 6, 2010
	100,000	3.00	December 15, 2010
	1,755,000	1.70	August 31, 2011
	700,000	2.10	October 27, 2011

Total	3,905,000

-Continued-

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2007

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options and warrants (cont’d…)

	Number of Shares	Exercise Price	Expiry Date
Cont’d…

Warrants	47,224	2.55	May 9, 2007
	541,325	3.25	November 9, 2007

Total	588,549

Stock-based compensation

During the period ended March 31, 2007, the Company granted Nil (2006 – 100,000) options to employees, consultants and directors. Pursuant to the vesting of options issued in the prior fiscal year, total stock-based compensation recognized in the statement of operations during the first quarter of 2007 was $247,021 (2005 - $116,106).  This amount was also recorded as contributed surplus on the balance sheet.  All options are recorded at fair value using the Black-Scholes option pricing model.

The following assumptions were used for the valuation of stock options and warrants:

Three month period ended March 31,	2007	2006

Risk-free interest rate	-	4.02%
Expected life	-	3 years
Annualized volatility	-	40%
Dividend rate	-	0.00%

7.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Three month period ended March 31,	2007	2006

Cash paid during the period for interest	$ -	$ -

During the three month period ended March 31, 2007 the Company issued 100,000 (2006 – 650,000) common shares valued at $425,000 (2006 -$1,575,500) pursuant to the acquisition of mineral property interests.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2007

8.

RELATED PARTY TRANSACTIONS

The Company paid or accrued the following amounts to related parties:

Three month period ended March 31,	2007	2006

Directors’ fees	$ 37,000	$ -
Consulting fees	174,612	144,606

Total	$ 211,612	$ 144,606

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts due to related parties are due to directors and companies controlled by directors and are unsecured, non-interest bearing and have no specific repayment terms.

9.

FINANCIAL INSTRUMENTS AND COMPREHENSIVE INCOME

Effective January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new handbook sections provide the requirements for the recognition of financial instruments, as well as standards on when and how hedge accounting may be applied. As of March 31, 2007, the Company has not assigned any derivatives as hedging instruments.

Introduced in Handbook Section 1530 is a new component of equity called comprehensive income that allows investments to be carried at market value, cost, or amortized cost. If an investment is classified as “available-for-sale” any unrealized gains and losses are accumulated on the balance sheet and shown as a separate line item in equity. Once these items are realized they are transferred to the income statement. The Company has assigned all short-term investments, as shown on the balance sheet, as held-for-trading.

10.

SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the exploration of mineral property interests and considers its loss from operations for the three months ended March 31, 2007 and 2006 to relate to this segment.

The Company has mineral property interests located in the USA, Canada and Peru and conducts administrative activities from Canada.  The total amount of capital assets attributable to Canada is $14,432,645 (2006 - $11,979,000), Peru is $500,787 (2006 - $459,597) and the USA is $8,775,128 (2006 - $7,900,767).

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2007

11.

SUBSEQUENT EVENTS

a)

Pursuant to the exercise of stock options, the Company issued 12,500 common shares for proceeds of $21,250.

b)

Pursuant to the exercise of share purchase warrants the Company issued 47,224 common shares for proceeds of $120,421.

c)

On April 10, 2007, entered into a letter of intent with Yellowcake Minerals Inc. to finance the development of the Company’s Sky project. Pursuant to the LOI, Yellowcake will provide US$7,500,000 in development expenditures to earn a 60% interest in the Sky project over a period of 4 years.

d)

On April 19, 2007, entered into a binding letter of intent with Yellowcake Minerals Inc. to form a joint venture to explore and develop the Company’s Jeep property. Yellowcake will be granted the exclusive right to earn a 60% interest in the Jeep property upon spending US$10,000,000 in stages on expenditures towards the project. Pursuant to the completion of Yellowcake’s required expenditures, the Company will hand over all operating rights to Yellowcake; however, the Company will retain the right to earn back an additional 11% undivided interest in the property up to 90 days after receiving a Bankable Feasibility Report by reimbursing Yellowcake’s expenditures on the property.

STRATHMORE MINERALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Shareholders of

Strathmore Minerals Corp.

We have audited the consolidated balance sheets of Strathmore Minerals Corp. as at December 31, 2006, 2005, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006, 2005, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

February 16, 2007

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

STRATHMORE MINERALS CORP.

CONSOLIDATED BALANCE SHEETS

YEARS ENDED DECEMBER 31

	2006	2005	2004	2003

ASSETS

Current
Cash and equivalents	$5,299,908	$12,143,821	$9,083,026	$990,279
Short term investments (Note 3)	27,412,579	9,001,064	-	-
Receivables	407,910	240,244	34,566	75,036
Prepaid expenses	30,593	26,651	13,316	12,568

	33,150,990	21,411,780	9,130,908	1,077,883

Property and equipment (Note 4)	690,904	208,229	70,058	5,869
Mineral property interests (Note 5)	7,702,446	5,579,778	2,688,728	146,983
Deferred exploration costs (Note 6)	11,946,014	3,570,990	167,649	60,008

	$ 53,490,354	$30,770,777	$12,057,343	$1,290,743

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 708,606	$171,356	$ 63,785	$ 48,016
Due to related parties (Note 9)	15,449	14,291	10,948	-

	724,055	185,647	74,733	48,016

Shareholders' equity
Capital stock (Note 7)	69,061,053	41,299,968	23,457,405	12,624,793
Subscriptions received in advance	-	3,600	58,500	-
Contributed surplus (Note 7)	1,591,993	4,857,621	2,420,262	577,281
Deficit	(17,886,747)	(15,576,059)	(13,953,557)	(11,959,347)

	52,766,299	30,585,130	11,982,610	1,242,727

	$53,490,354	$30,770,777	$12,057,343	$1,290,743

Nature of operations (Note 1)

Subsequent events (Note 13)

On behalf of the Board:

“Dev Randhawa”	Director	“Michael Halvorson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

STRATHMORE MINERALS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

YEARS ENDED DECEMBER 31

	2006	2005	2004	2003

GENERAL AND ADMINISTRATIVE EXPENSES
Advertising and promotion	$90,532	$70,154	$ -	$ -
Amortization	64,749	43,046	8,432	1,821
Business development	111,876	96,636	96,072	-
Consulting fees	819,123	654,100	343,388	86,591
Investor relations	24,858	110,718	-	-
Office and miscellaneous	171,744	222,318	123,378	28,460
Professional fees	370,419	132,637	77,002	-
Property investigation costs	126,289	-	75,578	-
Regulatory fees	37,958	16,384	65,589	38,853
Rent	60,706	47,581	17,767	15,155
Shareholder communications	47,287	9,329	26,059	7,082
Short term investment fees	92,127	3,061	-	2,808
Stock-based compensation (Note 7)	731,026	476,610	962,297	221,994
Telephone	41,414	37,031	29,283	4,372
Transfer agent	17,791	16,105	167,017	19,298
Trade shows and conferences	379,389	229,792	14,975	8,598
Travel	47,644	36,009	53,108	6,836
Wages and benefits	448,492	158,628	-	-

Loss before other items	(3,683,424)	(2,360,139)	(2,059,945)	(441,868)

OTHER ITEMS
Investment income	1,393,310	365,930	65,735	-
Costs recovered	-	-	-	9,013
Allowance for decline in investments (Note 3)	(20,574)	(4,817)	-	-

Loss before income taxes	(2,310,688)	(1,999,026)	(1,994,210)	(432,855)

Future income tax recovery (Note 10)	-	376,524	-	-

Loss for the year	(2,310,688)	(1,622,502)	(1,994,210)	(432,855)

Deficit, beginning of year	(15,576,059)	(13,953,557)	(11,959,347)	(11,526,492)

Deficit, end of year	$(17,886,747)	$(15,576,059)	$(13,953,557)	$(11,959,347)

Basic and diluted loss per common share	$ (0.03)	$ (0.03)	$ (0.08)	$ (0.05)

Weighted average number of common shares outstanding	66,314,107	53,550,088	26,140,368	8,346,374

The accompanying notes are an integral part of these consolidated financial statements.

#

STRATHMORE MINERALS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31

	2006	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(2,310,688)	$(1,622,502)	$(1,994,210)	$(432,855)
Items not affecting cash
Amortization	64,749	43,046	8,432	1,821
Allowance for decline in investments	20,574	4,817	-	-
Stock-based compensation	731,026	476,610	962,297	221,994
Future income taxes	-	(376,524)	-	-
Property investigation costs	126,289	-	-	-

Changes in non-cash working capital items:
Increase (decrease) in receivables	(167,666)	(205,678)	40,470	(70,123)
Increase in short term investments	(18,432,089)	(9,005,881)	-	-
Increase in prepaid expenses	(3,942)	(13,335)	(748)	(9,638)
(Decrease) increase in accounts payable and accrued liabilities	40,641	(12,247)	15,769	36,436
Increase in due to related parties	1,158	3,343	-	-

Cash used in operating activities	(19,929,948)	(10,708,351)	(967,990)	(252,365)

CASH FLOWS FROM INVESTING ACTIVITIES
Deferred exploration costs	(7,878,415)	(3,283,523)	(107,641)	-
Property and equipment purchased	(547,424)	(181,217)	(72,621)	-
Mineral property interests	(41,957)	(513,300)	(1,784,245)	(42,343)

Cash used in investing activities	(8,467,796)	(3,978,040)	(1,964,507)	(42,343)

CASH FLOWS FROM FINANCING ACTIVITIES
Subscriptions received in advance	-	3,600	58,500	-
Increase (decrease) in due to related parties	-	-	10,948	(38,647)
Share issuance costs	(684,014)	(1,158,352)	(517,591)	(15,000)
Capital stock issued	22,237,845	18,901,938	11,473,387	1,326,850

Cash provided by financing activities	21,553,831	17,747,186	11,025,244	1,273,203

Change in cash and equivalents during the year	(6,843,913)	3,060,795	8,092,747	978,495

Cash and equivalents, beginning of year	12,143,821	9,083,026	990,279	11,784

Cash and equivalents, end of year	$5,299,908	$12,143,821	$9,083,026	$990,279

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

1.

NATURE OF OPERATIONS

Strathmore Minerals Corp. (the “Company”) is incorporated under the laws of the Province of British Columbia and is considered to be in the exploration stage.

The Company is in the process of exploring its mineral property interests and has not yet determined whether these properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral property interests and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production.

2.

SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Peruran S.A. (incorporated under the laws of Peru), and Strathmore Resources (US) Ltd. (incorporated under the laws of Nevada, USA).  Significant inter-company balances and transactions are eliminated on consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.

Cash and equivalents

Cash is comprised of cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Short term investments

Short term investments are recorded at the lower of cost or market value on an aggregate basis.

Property and equipment

Property and equipment is recorded at cost and amortization is calculated using the declining-balance method, unless otherwise noted, at the following annual rates:

Office equipment	20%
Geological equipment	20%
Leasehold improvements	5 year straight-line
Computer equipment	30%
Computer software	50%

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost.  The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost.  All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment.  If a mineral property interest is abandoned, the mineral property interest and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest.  Management’s determination for impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work.  As at December 31, 2006, 2005, 2004, and 2003, management believes that no impairment relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the value of share considerations issued for mineral property interest acquisitions and exploration costs incurred.  The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Foreign currency translation

The Company’s subsidiaries are integrated foreign operations and are translated into the Canadian dollar equivalent using the temporal method.  The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at rates approximating those in effect at the time of the transaction.  Exchange gains and losses arising on translation are included in the statement of operations.

Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. Effective March 19, 2004, the Company adopted EIC 146, “Flow-Through Shares” that dictates the accounting treatment on renunciation of the tax liability of the qualifying expenditures that give rise to taxable temporary differences. The change in accounting policy was applied prospectively.

When the Company renounces flow-through expenditures, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will be recognized as a recovery of income taxes in the statement of operations.

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle.  The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Stock-based compensation

The Company uses the fair value method whereby the Company recognizes compensation costs over the vesting period for the granting of all stock options and direct awards of stock.  Any consideration paid by the option holders to purchase shares is credited to capital stock.

Income taxes

Income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

3.

SHORT TERM INVESTMENTS

Short term investments are comprised of the following:

	2006	2005	2004	2003

Canadian bond funds	$ 20,325,270	$ 2,986,357	$ -	$ -
Canadian short term investment fund	7,087,309	6,014,707	-	-

	$ 27,412,579	$ 9,001,064	$ -	$ -

As at December 31, 2006, short term investments have an aggregate market value of $27,412,579 (2005 -$9,001,064; 2004 and 2003 - $Nil).  During fiscal 2006, the Company recorded an allowance for a decline in value of $20,574 (2005 - $4,817; 2004 and 2003 - $Nil) to reflect the market value of the investments.

4.

PROPERTY AND EQUIPMENT

		2006			2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Office equipment	$108,821	$38,371	$70,450	$91,121	$24,142	$66,979
Geological equipment	132,430	19,090	113,340	43,276	7,471	35,805
Leasehold improvements	65,114	17,413	47,701	55,817	5,936	49,881
Land	370,703	-	370,703	-	-	-
Computer equipment	105,239	55,092	50,147	88,758	35,783	52,975
Computer software	48,343	9,780	38,563	4,254	1,665	2,589

	$830,650	$139,746	$690,904	$283,226	$74,997	$208,229

		2004			2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Office equipment	$ 48,254	$ 12,651	$ 35,603	$ 13,555	$ 9,661	$ 3,894
Computer equipment	52,003	19,166	32,837	15,833	13,858	1,975
Computer software	1,752	134	1,618	-	-	-
Leasehold improvements	-	-	-	-	-	-

	$102,009	$ 31,951	$ 70,058	$ 29,388	$ 23,519	$ 5,869

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

5.

MINERAL PROPERTY INTERESTS

	2006	2005	2004	2003

Athabasca property, Canada	$ 459,702	$ 459,702	$ 256,702	$ 9,090
Chord property, USA	137,282	137,282	124,724	111,108
Comstock property, Canada	494,271	297,271	130,699	1,612
Dieter Lake property, Canada	618,792	421,792	15,792	-
Duddridge Lake property, Canada	382,245	191,245	191,245	-
Fort Mcleod property, Canada	299,071	34,070	-	-
New Mexico properties, USA	1,720,833	1,272,616	618,265	-
Staked properties, Canada	831,260	798,153	798,153	-
Staked properties, Peru	69,580	69,580	69,580	23,561
Wyoming properties, USA	2,689,410	1,615,698	327,516	-
Pre-acquisition property costs	-	282,369	156,052	1,612

	$ 7,702,446	$ 5,579,778	$ 2,688,728	$ 146,983

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its properties are in good standing.

Athabasca property, Canada

Pursuant to an agreement dated January 8, 2004, t he Company acquired a 100% interest in a uranium property located in Alberta, Canada, by paying $98,192, incurring additional costs of $29,510 and issuing 200,000 common shares valued at $332,000. The property is subject to a 0.75% net smelter returns royalty on certain mineral production and a 4% gross over riding royalty on all diamond production from the property.

Chord property, USA

On April 4, 2003, t he Company acquired a 100% interest in a uranium property located in South Dakota, USA, by paying $48,640.  During fiscal 2003, the Company amended the terms of the lease agreement for consideration of 100,000 shares of the Company valued at $56,000 and incurred additional fees of $6,468.  To earn its interest, the Company is required to make annual payments of either 50,000 common shares or US$10,000 per year to July 1, 2009. In fiscal 2006, the Company paid $14,381 (US$10,000) (2005 - $12,558 (US$10,000) (2004 - $13,616 (US$10,000)).  The property is subject to a 2% gross royalty.

Comstock property, Canada

On November 25, 2003, t he Company acquired a 100% interest in certain claims located in British Columbia, Canada by issuing 300,000 common shares valued at $491,000 and incurring additional fees of $3,271.

Dieter Lake property, Canada

On February 13, 2004, t he Company acquired a 100% interest in certain claims located in Quebec, Canada by issuing 300,000 common shares valued at $603,000 and incurring additional costs of $15,792. An additional 200,000 shares will be issued in the event a resource of more than 60 million pounds containing U3O8 (Uranium) is confirmed at the property.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

5.

MINERAL PROPERTY INTERESTS (cont’d…)

Duddridge Lake property, Canada

On January 14, 2004, t he Company acquired a 100% interest in certain claims located in Saskatchewan, Canada by issuing 200,000 common shares valued at $344,000 and incurring additional fees of $38,245.

Fort Mcleod property, Canada

On February 27, 2006, the Company acquired an option to purchase a 100% interest in certain claims located in Alberta, Canada, by paying $34,071 for staking costs and issuing 100,000 shares valued at $265,000. To earn its interest, the Company is required to issue an additional 100,000 common shares by March, 2007.

New Mexico properties, USA

On March 15, 2004 and December 14, 2004, t he Company acquired options to purchase a 100% interest in certain claims located in New Mexico, USA . The Company has now earned its interest by paying $293,752, incurring additional costs of $318,581 and issuing 600,000 common shares valued at $1,108,500. Certain claims are subject to a 1% royalty.

Staked properties, Canada

The Company acquired, by staking, a 100% interest in the following uranium properties located in north-central Saskatchewan: Davy Lake, Hall Lake, Patterson Lake, and Waterbury Lake.

Staked properties, Peru

The Company acquired, by staking, a 100% interest in certain uranium properties located in Peru.

Wyoming properties, USA

On June 17, 2004, August 17, 2004, November 24, 2004, and February 3, 2005, t he Company acquired options to purchase a 100% interest in certain claims located in Wyoming, USA .  The Company has now earned its interest by paying $87,560, incurring additional costs of $403,100 and issuing 1,150,000 common shares valued at $2,198,750.

Pre-acquisition property costs

The pre-acquisition property costs represent expenditures related to mineral property interests prior to implementation of the acquisition.  These costs will be added to the mineral property interest costs to which they relate on completion of the acquisition or written-off to operations should the acquisition not proceed.

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

6.

DEFERRED EXPLORATION COSTS

	Canada	USA	Peru	Total

As at December 31, 2003 and 2002	$ -	$60,008	$-	$60,008
General expenditures	103,933	3,708	-	107,641

As at December 31, 2004	103,933	63,716	-	167,649
Airborne geophysics surveys	1,497,325	-	-	1,497,325
Camp costs	41,534	-	4,573	46,107
Claim fees	38,178	168,188	22,165	228,531
Geologists fees and supplies	418,162	370,852	129,554	918,568
General expenses	16,326	8,074	1,861	26,261
Helicopter rental and equipment fuel	586,482	-	-	586,482
Lab analysis and sampling	38,802	-	-	38,802
NI 43-101 reports	21,334	3,841	-	25,175
Report/map preparation	33,869	606	1,615	36,090

As at December 31, 2005	2,795,945	615,277	159,768	3,570,990
Airborne geophysics surveys	2,516,823	-	-	2,516,823
Camp costs	238,368	-	-	238,368
Claim fees	181,430	514,003	30,276	725,709
Geologists fees and supplies	1,743,786	1,582,897	131,355	3,458,038
General expenses	62,172	130,264	37,633	230,069
Travel	506,005	159,605	30,224	695,834
Helicopter rental and equipment fuel	424,851	494	-	425,345
Lab analysis and sampling	19,990	-	-	19,990
NI 43-101 reports	10,417	-	-	10,417
Report and map preparation	51,346	2,324	761	54,431

As at December 31, 2006	$8,551,133	$3,004,864	$390,017	$11,946,014

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
Unlimited number of common shares, without par value

Issued
As at December 31, 2002	8,046,548	$11,612,230	$ -
Shares issued on mineral property acquisition returned to treasury	(100,000)	-	-
Private placements	5,222,229	734,278	415,722
Exercise of options	454,000	123,125	(55,025)
Exercise of warrants	435,000	108,750	-
Acquisition of mineral property interest	100,000	56,000	-
Stock-based compensation	-	-	221,994
Share issuance costs	-	(9,590)	(5,410)

As at December 31, 2003	14,157,777	12,624,793	577,281
Private placements	15,075,088	7,906,381	1,343,679
Exercise of options	250,000	79,698	(36,698)
Exercise of warrants	6,208,392	2,656,557	(476,230)
Agents’ warrants	-	-	97,904
Acquisition of mineral property interests	550,000	757,500	-
Stock-based compensation	-	-	962,297
Share issuance costs	-	(567,524)	(47,971)

As at December 31, 2004	36,241,257	23,457,405	2,420,262
Private placements	10,144,286	12,752,584	2,505,917
Exercise of options	887,000	466,080	(169,381)
Exercise of warrants	7,082,971	4,280,507	(875,269)
Acquisition of mineral property interests	1,400,000	2,377,750	-
Stock-based compensation	-	-	476,610
Share issuance costs	-	(1,657,834)	499,482
Tax benefits renounced to flow through share subscribers	-	(376,524)

As at December 31, 2005	55,755,514	41,299,968	4,857,621
Private placements	3,265,950	8,699,795	-
Exercise of options	2,370,000	2,815,678	(884,878)
Exercise of warrants	8,340,084	14,809,977	(3,199,127)
Acquisition of mineral property interests	900,000	2,207,000	-
Stock-based compensation	-	-	731,026
Share issuance costs	-	(771,365)	87,351

As at December 31, 2006	70,631,548	$69,061,053	$1,591,993

Included in issued capital stock are 75,000 common shares subject to an escrow agreement that may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Private placements

In November, 2003, the Company issued 2,222,229 units at $0.18 per unit consisting of one common share and one share purchase warrant for total proceeds of $400,000.  Each warrant entitles the holder to acquire one additional common share at $0.25 expiring November 24, 2005.  An estimated fair value of $140,918 was allocated to the warrants and included in contributed surplus.  The Company incurred finder’s fees of $7,000 on the private placement.

In December, 2003, the Company issued 3,000,000 units at a price of $0.25 per unit comprised of 400,000 flow-through units and 2,600,000 non-flow-through units for total proceeds of $750,000.  Each unit consisted of one flow-through or non-flow-through common share and one share purchase warrant.  Each share purchase warrant is exercisable into an additional common share at $0.35 expiring December 17, 2005.  An estimated fair value of $274,804 was allocated to the warrants and included in contributed surplus.  The Company incurred finder’s fees of $8,000 on the private placement.

In January, 2004, the Company issued 4,767,444 units at $0.27 per unit consisting of one common share and one share purchase warrant for total proceeds of $1,287,210.  Each warrant entitles the holder to acquire one additional common share at $0.36 expiring January 20, 2006.  An estimated fair value of $417,712 was allocated to the warrants and included in contributed surplus.  The Company incurred finder’s fees of $23,490 on the private placement.

In February, 2004, the Company issued 1,501,334 units at $0.60 per unit consisting of one common share and one share purchase warrant for total proceeds of $900,800.  Each warrant entitles the holder to acquire one additional common share at $0.76 expiring February 23, 2006.  An estimated fair value of $299,582 was allocated to the warrants and included in contributed surplus.

In April, 2004, the Company issued 3,436,167 units at $0.60 per unit consisting of one common share and one share purchase warrant for total proceeds of $2,061,700.  Each warrant entitles the holder to acquire one additional common share at $0.76 expiring April 16, 2006.  An estimated fair value of $626,385 was allocated to the warrants and included in contributed surplus. The Company incurred finder’s fees of $132,803 on the private placement.

In September, 2004, the Company issued 2,857,143 common shares at $0.70 per share for total proceeds of $2,000,000. The Company paid $150,000 and issued 142,857 share purchase warrants valued at $42,357 as finder’s fees. Each warrant entitles the holder to acquire one additional common share at $0.74 expiring September 27, 2005.

In November, 2004, the Company issued 2,000,000 common shares at $1.00 per share for total proceeds of $2,000,000. The Company paid $120,000 and issued 120,000 share purchase warrants valued at $55,547 as finder’s fees. Each warrant entitles the holder to acquire one additional common share at $1.08 expiring October 29, 2006.

In December, 2004, the Company issued 513,000 flow-through common shares at a price of $1.95 per share for total proceeds of $1,000,350. The Company incurred finder’s fees of $55,019 on the private placement.

In January, 2005, the Company issued 30,000 flow-through common shares at a price of $1.95 per share for proceeds of $58,500 which were received in fiscal 2004.

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Private placements (continued)

In February, 2005, the Company issued 10,000,000 units at $1.50 per unit for gross proceeds of $15,000,000. Each unit consists of one common share and one half of one share purchase warrant. One whole warrant is exercisable at $1.75 until February 21, 2006 and thereafter at $2.00 expiring February 21, 2007. An estimated fair value of $2,480,945 was allocated to the warrants and is included in contributed surplus. In connection with the placement the Company issued agents’ warrants to purchase 1,027,180 common shares at a price of $1.75 per share in the first year and $2.00 per share in the second year and paid commissions of $1,027,180, of which $169,892 was allocated to the commissions on the warrants and is included in contributed surplus.  The fair value of the agents warrants, being $802,026, was determined using the Black-Scholes option pricing model with a volatility of 62%, risk-free interest rate of 2.92%, expected life of 2 years, and a dividend rate of 0%.

In October 2005, the Company issued 114,286 units at $1.75 per unit for gross proceeds of $200,001.  Each unit consists of one common share and one half of one share purchase warrant exercisable at $2.00 per share until October 26, 2007.  An estimated fair value of $24,972 was allocated to the warrants and is included in contributed surplus.

In May, 2006, the Company issued 1,697,300 flow-through shares at $3.00 per share and 1,568,650 units at $2.30 per unit for total proceeds of $8,699,795. Each unit consists of one common share and one half of one share purchase warrant. One whole warrant is exercisable at $3.25 and expires November 9, 2007. In connection with the placement, the Company paid commissions of $521,988 in cash and issued 195,957 agents’ warrants. Each warrant entitles the Agent to purchase one common share at $2.55 per share and expires May 9, 2007. The fair value of the agents’ warrants, being $87,351, was determined using the Black-Scholes option pricing model with a volatility of 53%, risk-free interest rate of 4.26%, expected life of 1 year, and a dividend rate of 0%.

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants.  The exercise price of each option is based on the market price of the Company’s common stock at the date of grant less an applicable discount.  The options can be granted for a maximum term of five years with vesting provisions determined by the Board of Directors.

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Outstanding, December 31, 2002	1,535,000	$ 0.25	550,000	$ 0.25
Granted	5,222,229	0.31	1,304,000	0.19
Exercised	(435,000)	0.25	(454,000)	0.15
Expired/cancelled	-	-	(550,000)	0.25

Outstanding, December 31, 2003	6,322,229	0.30	850,000	0.21
Granted	9,967,801	0.56	2,675,000	0.78
Exercised	(6,208,392)	0.35	(250,000)	0.17
Expired/cancelled	-	-	-	-

Outstanding, December 31, 2004	10,081,638	0.54	3,275,000	0.68
Granted	6,084,323	1.75	1,600,000	1.69
Exercised	(7,082,971)	0.48	(887,000)	0.33
Expired/cancelled	-	-	(100,000)	1.44

Outstanding, December 31, 2005	9,082,990	1.39	3,888,000	1.16
Granted	980,282	3.11	2,840,000	1.89
Exercised	(8,340,084)	1.39	(2,370,000)	0.81
Expired/cancelled	(2,500)	0.76	(163,000)	1.91

Outstanding, December 31, 2006	1,720,688	$ 2.53	4,195,000	$ 1.82

Number currently exercisable	1,720,688	$ 2.53	1,063,000	$ 1.89

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options and warrants (continued)

As at December 31, 2006, stock options and share purchase warrants were outstanding as follows:

	Number of Shares	Exercise Price	Expiry Date

Options	190,000	$ 1.75	January 14, 2007
	20,000	2.25	February 8, 2007
	300,000	2.20	April 29, 2007
	125,000	2.50	April 13, 2009
	945,000	1.50	October 6, 2010
	50,000	1.75	June 14, 2011
	1,765,000	1.70	August 31, 2011
	700,000	2.10	October 27, 2011
	100,000	3.00	December 15, 2010
Total	4,195,000

Warrants	683,263	2.00	February 21, 2007
	195,957	2.55	May 9, 2007
	57,143	2.00	October 26, 2007
	784,325	3.25	November 9, 2007
Total	1,720,688

Stock-based compensation

During fiscal 2006, the Company granted 2,840,000 (2005 – 1,600,000: 2004 – 2,675,000: 2003 – 1,304,000) options to employees, consultants and directors.  Accordingly, using the Black-Scholes option pricing model, the stock options are recorded at fair value in the statement of operations.  Total stock-based compensation recognized in the statement of operations during fiscal 2006 was $731,026 (2005 - $476,610; 2004 - $962,297; 2003 – $221,994) as a result of options granted and vested.  This amount was also recorded as contributed surplus on the balance sheet.  The weighted average fair value of options granted was $1.09 (2005 - $0.62; 2004 - $0.36; 2003 - $0.17) per option.

The following assumptions were used for the valuation of stock options:

	2006	2005	2004	2003

Risk-free interest rate	4.02%	3.00%	2.76%	3.02%
Expected life	3.6 years	2.3 years	1.4 years	2 years
Annualized volatility	79%	60%	96%	133%
Dividend rate	0.00%	0.00%	0.00%	0.00%

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

8.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2006	2005	2004	2003

Cash paid during the year for interest	$ -	$ -	$ -	$ -

Cash paid during the year for income taxes	$ -	$ -	$ -	$ -

Cash and equivalents:
Cash balances	$5,189,185	$12,032,505	$9,083,026	$ 990,279
Term deposits	110,723	111,316	-	-

	$5,299,908	$12,143,821	$9,083,026	$ 990,279

Significant non-cash transactions during the year ended December 31, 2006 included:

a)

Issuing 900,000 (2005 – 1,400,000) common shares valued at $2,207,000 (2005 – $2,377,750) pursuant to the acquisition of mineral property interests and issuing 195,957 (2005 – 1,027,180) agents’ warrants valued at $87,351 (2005 – $802,026) as finders’ fees on private placements.

b)

Accruing deferred exploration costs in accounts payable and accrued liabilities of $616,427 (2005 – $119,818) at December 31, 2006.

c)

Issuing 10,000 (2005 – 30,000) common shares for proceeds of $3,600 (2005 – $58,500) received in the prior year.

During the year ended December 31, 2004, the Company issued 550,000 common shares valued at $757,500 pursuant to the acquisition of mineral property interests and issued 262,857 warrants valued at $97,904 as finders’ fees on private placements.

During the year ended December 31, 2003, the Company issued 100,000 common shares valued at $56,000 pursuant to the acquisition of mineral property interests.

9.

RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

a)

Paid or accrued $290,615 (2005 - $225,598; 2004 - $102,087; 2003 - $77,689) for consulting fees to a director and a company controlled by a director.

b)

Paid or accrued $290,415 (2005 - $225,684; 2004 - $46,250; 2003 - $1,661) for consulting fees to officers of the Company.

c)

Pursuant to private placements, issued NIL (2005 – NIL; 2004 – 200,000; 2003 – 1,213,779) common shares to directors and a company controlled by a director for total proceeds of $NIL (2005 – NIL; 2004 - $54,000; 2003 – $259,000).

d)

Paid or accrued $116,000 (2005 - $NIL; 2004 - $Nil; 2003 - $813) for director’s fees, included in wages, to directors.

.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

9.

RELATED PARTY TRANSACTIONS (cont’d…)

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts due to related parties are due to directors and companies controlled by directors and are unsecured, non-interest bearing and have no specific repayment terms.

10.

INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported income taxes is as follows:

	2006	2005	2004	2003

Loss before income taxes	$(2,310,688)	$(1,999,026)	$(1,994,210)	$ (432,855)

Expected income tax recovery	$834,621	$697,061	$709,939	$ 162,754
Other items not deductible for income tax purposes	(343,052)	(229,573)	(238,476)	(3,622)
Stock-based compensation not deductible for income tax purposes	(264,047)	(166,194)	(342,578)	(83,470)
Recognized (unrecognized) benefits of non-capital losses	(227,522)	75,230	(128,885)	(75,662)

Future income tax recovery	$ -	$ 376,524	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2006	2005	2004	2003

Future income tax assets:
Equipment	$ 61,021	$ 45,074	$ 31,704	$ 28,702
Mineral property interests and related exploration expenditures	1,102,853	888,852	735,372	834,152
Other assets	360,987	434,843	21,360	21,360
Non-capital losses available for future periods	859,747	1,001,692	1,181,641	1,396,764

	2,384,608	2,370,461	1,970,077	2,280,978

Valuation allowance	(2,384,608)	(2,370,461)	(1,970,077)	(2,280,978)

Net future income tax asset	$ -	$ -	$ -	$ -

The Company has available approximately $2,773,000 of non-capital losses which, if unutilized, will expire through 2026.  Subject to certain restrictions, the Company also has capital losses of $367,000 and resource exploration expenditures of approximately $23,332,338 available to reduce taxable income of future years.   Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, and have been offset by a valuation allowance.

During fiscal 2005, the Company renounced certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties resulting in a future income tax recovery of $376,524 and a charge against capital stock.

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

11.

SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the exploration of mineral property interests and considers its loss from operations for fiscal years 2006, 2005, 2004 and 2003 to relate to this segment.

The Company has mineral property interests located in the USA, Canada and Peru and conducts administrative activities from Canada.  The total amount of capital assets attributable to Canada is $11,979,000 (2005 - $5,172,337; 2004 - $1,566,582; 2003 - $16,571), Peru is $459,597 (2005 - $229,348; 2004 - $69,580; 2003 - $23,561) and the USA is $7,900,767 (2005 - $3,957,312; 2004 - $1,290,273; 2003 - $172,728).

12.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, short term investments, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying value, unless otherwise noted. The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

13.

SUBSEQUENT EVENTS

Subsequent to December 31, 2006, the Company:

a)

Issued 1,434,075 common shares for proceeds of $3,609,318 pursuant to the exercise of stock options and warrants.

b)

Issued 100,000 common shares pursuant to the acquisition of mineral property interests.

c)

Entered into a letter of intent (“LOI”) with Yellowcake Minerals Inc.  (“Yellowcake”) to option an 80% interest in the Company’s Red Creek property, included in the Wyoming properties.  Pursuant to the LOI, the Company will receive 9,000,000 common shares of Yellowcake, US$500,000 in cash over five years, and Yellowcake will incur a total of US$8,000,000 in exploration expenditures over five years on the property.  Upon spending US$4,000,000 in exploration expenditures, Yellowcake will have earned a 40% interest.  The Company will maintain a 3% NSR on the optioned portion on all future production.  Further, the Company agreed to option a 50% interest in their Texas database to Yellowcake for consideration of US$25,000, Yellowcake incurring US$440,000 evaluating the database, and if a suitable target is identified, Yellowcake will incur the first US$500,000 in costs to acquire any mining leases.

d)

On February 14, 2007, granted an exclusive right to an undisclosed corporation to negotiate a joint venture agreement to develop its Roca Honda project included in the New Mexico properties, and construct a uranium mill in the Grants Mineral Belt of New Mexico. Pursuant to the Exclusivity Agreement, the undisclosed party paid US$100,000 and has 90 days to negotiate a joint venture agreement with the Company.

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

Stock-based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) recommended, but did not require, companies to establish a fair market value based method of accounting for stock-based compensation plans.  For the years ended December 31, 2005, 2004 and 2003, the Company has elected to follow the recommendations of SFAS 123 and has chosen to account for stock-based compensation using the fair value based method.

Effective January 1, 2006, the Company adopted SFAS No. 123(revised), “Share-Based Payment: (“SFAS 123(R)”) utilizing the modified prospective approach. The impact of adoption of the standard did not materially affect the Company’s financial position, results of operations, or cash flows because the Company previously adopted the fair value based method of accounting for stock options prescribed by SFAS 123, ”Accounting for Stock-Based Compensation”.

New accounting and disclosure standards were introduced under Canadian GAAP (Note 2) for the fiscal year ending December 31, 2002.  During the year ended December 31, 2003, under Canadian GAAP, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the years ended December 31, 2006, 2005, 2004 and, 2003.

Mineral property interests and deferred exploration costs

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2.

For United States GAAP purposes, effective until fiscal 2003, the Company expensed, as incurred, the acquisition and exploration costs relating to unproven mineral property interests. This resulted in a decrease in mineral property interests and deferred exploration costs and a corresponding increase in loss for the year of $98,343 for fiscal 2003. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent development costs of the property are capitalized.  The capitalized costs of such properties are to be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be measured periodically for recoverability of carrying values.

Effective for fiscal 2004, the Company has adopted the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, the Company capitalizes certain costs related to the acquisition of mineral property interests.  Under United States GAAP, exploration costs on mineral properties prior to the establishment of proven or probable reserves continue to be expensed as incurred. This resulted in a decrease in mineral property interests and deferred exploration costs and a corresponding increase in loss for the year of $8,290,692 for fiscal 2006, $3,794,539 for fiscal 2005 and $1,627,429 for fiscal 2004.

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Mineral property interests and deferred exploration costs (cont’d…)

In accordance with US GAAP, capitalized mineral property interests are summarized as follows:

Property name	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006

Athabasca	$ -	$129,000	$332,000	$332,000
Chord	-	13,616	26,174	26,174
Comstock	-	129,000	294,000	491,000
Dieter Lake	-	-	406,000	603,000
Duddridge Lake	-	153,000	153,000	344,000
Fort McLeod	-	-	-	265,000
New Mexico	-	394,125	956,825	1,381,325
Wyoming	-	203,216	1,353,810	2,286,310

Capitalized mineral property interests	$ -	$1,021,957	$3,521,809	$5,728,809

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as described in Note 2.  Under United States GAAP, any difference between the fair value of the non flow-through shares and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors for the flow-through shares.  To the extent there are unrecognized future income tax assets, the liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures and the related income tax deductions are renounced to investors.

During fiscal 2006, the Company issued 1,697,300 flow-through shares for total proceeds of $5,091,900. The Company has recorded a liability of $1,137,191 under US GAAP for the premium received on the flow-through shares. The liability will be charged to income as the flow-through share proceeds are expensed on qualifying expenditures and the related income tax deductions are renounced to investors.

During fiscal 2005, the Company issued 30,000 flow-through shares for total proceeds of $58,500.  As the value of the compensation received for the flow-through shares issued during fiscal 2005 exceeded the fair value of the non-flow through shares on the date issued, the Company recorded a difference in capital stock and related income tax expenses of $11,699 on renunciation during fiscal 2005.

During fiscal 2004, the Company issued 513,000 flow-through shares for total proceeds of $1,000,350.  As the value of the compensation received for the flow-through shares issued during fiscal 2004 exceeded the fair value of the non-flow through shares on the date issued, the Company recorded a difference in capital stock and related income tax liability of $271,890 during fiscal 2004. On renunciation in fiscal 2005, the Company recorded a difference in capital stock and related income tax expenses of $84,235.

During fiscal 2003, the Company issued 400,000 flow-through shares for total proceeds of $100,000.  As the value of the compensation received for the flow-through shares issued during fiscal 2003 was equal to the fair value of non-flow through shares on the date issued, there is no difference for U.S. GAAP purposes.

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Short Term investments

Under Canadian GAAP, short term investments are carried at the lower of aggregate cost or current market value.

Under United States GAAP, SFAS 115 requires that certain debt and equity investments must be classified into available-for-sale or trading securities and stated at fair market values.  Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities.  For United States GAAP purposes, the Company's investment in debt securities has been classified as trading securities.  Under SFAS 115, for the year ended December 31, 2006 and 2005, there was no difference under Canadian GAAP or United States GAAP as these debt securities have been stated at their fair market value, with an unrealized loss of $20,574 (2005 - $4,817) included in the consolidated statement of operations.

Loss per share

Under both Canadian GAAP and United States GAAP, basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2006, 2005, 2004 and 2003 were 66,239,107, 53,475,088, 26,065,368 and 8,271,374, respectively.

New accounting pronouncements

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

New accounting pronouncements (cont’d…)

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization.  This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement did not have a material effect on the Company's reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

New accounting pronouncements (cont’d…)

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated balance sheets would be as follows:

	December 31, 2006
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 33,150,990	$ -	$ 33,150,990
Equipment	690,904	-	690,904
Mineral property interests	7,702,446	(1,973,637)	5,728,809
Deferred exploration costs	11,946,014	(11,946,014)	-

	$ 53,490,354	$ (13,919,651)	$ 39,570,703

Total liabilities	$ 724,055	$ 1,137,191	$ 1,861,246

Capital stock	69,061,053	(1,041,257)	68,019,796
Contributed surplus (Additional paid-in capital)	1,591,993	673,800	2,265,793
Deficit	(17,886,747)	(14,689,385)	(32,576,132)

Shareholders' equity	52,766,299	(15,056,842)	37,709,457

	$ 53,490,354	$ (13,919,651)	$ 39,570,703

#

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

	December 31, 2005
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$21,411,780	$ -	$21,411,780
Property and equipment	208,229	-	208,229
Mineral property interests	5,579,778	(2,057,969)	3,521,809
Deferred exploration costs	3,570,990	(3,570,990)	-

	$30,770,777	$ (5,628,959)	$25,141,818

Total liabilities	$185,647	$ -	$185,647

Capital stock	41,299,968	95,934	41,395,902
Subscriptions received	3,600	-	3,600
Contributed surplus (Additional paid-in capital)	4,857,621	673,800	5,531,421
Deficit	(15,576,059)	(6,398,693)	(21,974,752)

Shareholders’ equity	30,585,130	(5,628,959)	24,956,171

	$30,770,777	$(5,628,959)	$25,141,818

	December 31, 2004
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$9,130,908	$ -	$9,130,908
Property and equipment	70,058	-	70,058
Mineral property interests	2,688,728	(1,666,771)	1,021,957
Deferred exploration costs	167,649	(167,649)	-

	$12,057,343	$(1,834,420)	$10,222,923

Total liabilities	$74,733	$271,890	$335,675

Capital stock	23,457,405	(271,890)	23,185,515
Subscriptions received	58,500	-	58,500
Contributed surplus (Additional paid-in capital)	2,420,262	673,800	3,094,062
Deficit	(13,953,557)	(2,508,220)	(16,461,777)

Shareholders’ equity	11,982,610	(2,106,310)	10,148,190

	$12,059,343	$(1,834,420)	$10,222,923

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

	December 31, 2003
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$1,077,883	$ -	$1,077,883
Property and equipment	5,869	-	5,869
Mineral property interests	146,983	(146,983)	-
Deferred exploration costs	60,008	(60,008)	-

	$1,290,743	$(206,991)	$1,083,752

Total liabilities	$48,016	$ -	$48,016

Capital stock	12,624,793	-	12,624,793
Subscriptions received	-	-	-
Contributed surplus (Additional paid-in capital)	577,281	673,800	1,251,081
Deficit	(11,959,347)	(880,791)	(12,840,138)

Shareholders’ equity	1,242,727	(206,991)	1,035,736

	$1,290,743	$(206,991)	$1,083,752

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of operations would be as follows:

	2006	2005	2004	2003

Loss for the year, Canadian GAAP	$(2,310,688)	$(1,622,502)	$(1,994,210)	$ (432,855)
Adjustments:
Mineral property interests	84,332	(391,198)	(1,519,788)	(98,343)
Deferred exploration costs	(8,375,024)	(3,403,341)	(107,641)	-
Renunciation of flow-through shares	-	(95,934)	-	-

Loss for the year, United States GAAP	$(10,601,380)	$(5,512,975)	$(3,621,639)	$(531,198)
Basic and diluted loss per share, United States GAAP	$ (0.16)	$ (0.10)	$ (0.14)	$ (0.06)
Weighted average number of common shares outstanding, United States GAAP	66,239,107	53,475,088	26,065,368	8,271,374

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2006	2005	2004	2003
Cash flows used in operating activities, Canadian GAAP	$(19,929,948)	$(10,708,351)	$(967,990)	$(252,365)
Mineral property interests	(41,957)	(391,198)	(1,519,788)	(42,343)
Deferred exploration costs	(7,878,415)	(3,283,523)	(107,641)	-

Cash flows used in operating activities, United States GAAP	(27,850,320)	(14,383,072)	(2,595,419)	(294,708)

Cash flows used in investing activities, Canadian GAAP	(8,467,796)	(3,978,040)	(1,964,507)	(42,343)
Mineral property interests	41,957	391,198	1,519,788	42,343
Deferred exploration costs	7,878,415	3,283,523	107,641	-

Cash flows used in investing activities, United States GAAP	(547,424)	(303,319)	(337,078)	-

Cash flows provided by financing activities, Canadian GAAP and United States GAAP	21,553,831	17,747,186	11,025,244	1,273,203

Change in cash and equivalents and during the year	(6,843,913)	3,060,795	8,092,747	978,495

Cash and equivalents, beginning of year	12,143,821	9,083,026	990,279	11,784

Cash and equivalents, end of year	$5,299,908	$12,143,821	$ 9,083,026	$ 990,279

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

Registrant

Dated: July 13, 2007	Signed: /s/ Devinder Randhawa
Devinder Randhawa Chairman and CEO

#