Form 20-F/A
period 2006-12-31
Strathmore Minerals Corp.
filed 2007-09-14
CIK 1310287

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X]

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

Index to Exhibits on Page 103

STRATHMORE MINERALS CORP.

20-F ANNUAL REPORT

AMENDMENT #1

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

1.A.1.  Directors

Table No. 1 lists as of 8/15/2007 the names of the Directors of the Company.

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

(1)

Member of Audit Committee.

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 8/15/2007, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for the fiscal years ended December 31st 2006, 2005, 2004, and 2003 were derived from the financial statements of the Company that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.

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

Table No. 3

Selected Financial Data

(Cdn$ in 000, except per share data)

	Three months Ended 3/31/07	Three months Ended 3/31/06	Fiscal Year Ended 12/31/06	Fiscal Year Ended 12/31/05	Fiscal Year Ended 12/31/04	Fiscal Year Ended 12/31/03

Canadian GAAP
Revenue	Nil	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the period	($707)	($500)	($2,310)	($1,623)	($1,994)	($433)
Basic Income (Loss) Per Share	$0.01	($0.01)	($0.03)	($0.03)	($0.08)	($0.05)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares - Basic (000)	71,433	58,891	66,314	53,550	26,140	8,346
Wtg. Avg. Shares – Diluted (000)	74,363	58,891	66,314	53,550	26,140	8,346
Period-end Shares (000)	72,153	62,002	70,631	55,756	36,241	14,158

Working Capital	$31,857	$28,137	$32,426	$21,226	$9,056	$1,030
Mineral Property interests	$8,135	$7,162	$7,702	$9,151	$2,856	$207
Long-Term Debt	Nil	Nil	Nil	Nil	Nil	Nil
Capital Stock	$70,293	$53,364	$69,061	$41,300	$23,457	$12,625
Shareholders’ Equity	$55,565	$39,885	$52,766	$30,585	$11,983	$1,243
Total Assets	$56,638	$40,142	$53,490	$30,771	$12,057	$1,291

US GAAP
Net Loss	N/A	N/A	($10,601)	($5,513)	($3,622)	($531)
Loss Per Share	N/A	N/A	($0.16)	($0.10)	($0.14)	($0.06)
Mineral Property Interests	N/A	N/A	$5,729	$3,522	$1.022	Nil
Shareholders’ Equity	N/A	N/A	37,709	$24,956	$10,148	$1,036
Total Assets	N/A	N/A	39,571	$25,142	$10,223	$1,084

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the fiscal years ended 12/31/02 thru 12/31/06; the end of the latest three month interim periods ended 3/31/2007 and 3/31/2006; and, the last eight monthly periods. The average rates for the annual and nine month periods, and the range of high and low rates for all the periods.

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

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

July 2007		$1.07	$1.04	$1.07
June 2007		1.07	1.06	1.06
May 2007		1.11	1.07	1.07
April 2007		1.16	1.11	1.11
March 2007		1.18	1.15	1.15
February 2007		1.19	1.16	1.17

January 2007		1.19	1.16	1.19
December 2006		1.17	1.14	1.17

Six Months Ended 6/30/2007	$1.13	$1.19	$1.06	$1.06
Six Months Ended 6/30/2006	1.13	1.17	1.10	1.12

Fiscal Year Ended 12/31/2006	$1.15	$1.17	$1.10	$1.17
Fiscal Year Ended 12/31/2005	1.22	1.27	1.15	1.17
Fiscal Year Ended 12/31/2004	1.30	1.39	1.18	1.19
Fiscal Year Ended 12/31/2003	1.39	1.58	1.29	1.29
Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 5/31/2007.

Table No. 5

Capitalization and Indebtedness

July 1, 2007

______________________________________________________________________________

______________________________________________________________________________

Designation of Security	Amount Authorized	Amount Outstanding as of July 1, 2007

Common Shares	Unlimited	72,213,911 shares
Common Share Purchase Warrants		541,324 warrants
Common Share Options		3,905,000 options
Long Term Debt		$0
Long Term Liabilities		$0

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

Uranium Prices May Not Support Corporate Profit for Strathmore:

Uranium prices have been highly volatile, and are affected by numerous international economic and political factors which Strathmore has no control. The price of uranium has varied over the last 4 years from approximately US$10 per pound to a high of US$138 per pound, to the current price of approximately US$90 per pound. Uranium is primarily used for power generation in nuclear power plants, and the number of customers is somewhat limited in comparison to other global commodities. The price of uranium is affected by numerous factors beyond the Company’s control, including the demand for nuclear power, increased supplies from both existing and new uranium mines, sales of uranium from existing government stockpiles, and political and economic conditions. The Company’s long-term success is highly dependent upon the price of uranium, as the economic feasibility of any ore body discovered on its properties would in large part be determined by the prevailing market price of uranium. If a profitable market does not exist, the Company could have to cease operations.

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

Risks Relating to an Investment in the Securities of the Company

The Company has effected a Spin-Out of its Canadian and Peruvian Assets into a Separate Company, which May have a Negative Effect on the Company’s Share Price

Under the Plan of Arrangement approved by shareholders, Strathmore has effected the spin-out of its Canadian and Peruvian mineral exploration property assets into a separately traded public company, Fission Energy (“Fission”). This spin-out removed approximately $3,500,000 in mineral property assets from the Company’s balance sheet, as well as $500,000 cash. The investment market’s reaction to the spin-off is unknown, and it could result in a negative effect on the Company’s share price.

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

Under the Plan of Arrangement, Officers and Directors will Serve the New Company, which Could Reduce the Time and Focus on Strathmore Business.

The Company has effected the spin-out of its Canadian and Peruvian mineral exploration property assets into a separately traded public company, Fission Energy (“Fission”). The officers and directors of Strathmore are expected to serve in the same capacity with Fission. The requirements of operating an additional public company may necessitate management to spend less time on Strathmore business, which could have a negative effect on the operations of the Company.

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

As a "foreign private issuer”, Strathmore is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

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

Corporate Reorganization

Strathmore originally had mineral exploration property interests located in Canada, the United States and Peru. The Company proposed to reorganize its mineral property interests under a Plan of Arrangement (the “Plan”) by transferring all of its Canadian and Peruvian mineral properties and $500,000 cash into a new exploration company, known as Fission Energy (“Fission”) pursuant to a plan of arrangement. Strathmore would continue to hold the United States properties. The purpose of the Plan was to allow Strathmore to concentrate on the exploration and, if warranted, possible development of the more advanced uranium exploration assets in the United States, while the early stage Canadian and Peruvian uranium exploration properties can be financed separately through Fission Energy.

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

Upon completion of the Plan, Strathmore would retain all of the United States property assets, all of the liabilities, and the majority of the current assets. The following selected unaudited pro forma consolidated financial information for Strathmore is based on the Plan and the assumption, among other things, that the Arrangement had occurred on December 31, 2006.

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

A copy of the Plan of Arrangement is contained within the Management Information Circular for the Annual and Special Meeting of Securityholders held on June 19, 2007, a copy of which has been filed as an exhibit to the Company’s 20-F Registration Statement, Amendment #1. Subsequent to the approval of the Plan by Shareholders, the Supreme Court of British Columbia approved the final Plan.

Completion of the Plan

the Plan of Arrangement between Strathmroe and Fission Energy became effective on July 17, 2007, and the share distribution record date for Strathmore shareholders was July 13, 2007. Fission’s common shares commenced trading on the TSX-V on July 25, 2007.

Fission Energy’s common shares were not registered in the United States, and the Company filed for an exemption from Regisration with the United States Securities and Exchange Commission under Rule 12g3-2b under the Securities Exchange Act of 1934..

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

Financings

The Company has financed its operations through funds raised in public and private placements of common shares and the exercise of stock options and warrants. Table No. 6 details the issuances of common shares since 1997.

Table No. 6

Common Stock Share Issuances

Fiscal Year	Nature of Share Issuance	Number of Shares	Capital

2002	Private Placements (1)	550,000	$110,000
	Private Placements (2)	1,535,000	307,000
	Finder’s Fee on Mineral Property Acquisition	60,000	$13,200
2003	Private Placement (3)	2,222,229	$400,000
	Private Placement (4)	3,000,000	$750,000
	Exercise of share purchase options	454,000	$68,100
	Exercise of share purchase warrants	435,000	$108,750
	Acquisition of mineral property (5)	100,000	$56,000
2004	Private Placement (6)	4,767,444	$1,287,210
	Private Placement (7)	1,501,334	$900,800
	Private Placement (8)	3,436,167	$2,061,700
	Private Placement (9)	2,857,143	$2,000,000
	Private Placement (10)	2,000,000	$2.000,000
	Exercise of share purchase warrants	6,208,392	$2,656,557
	Exercise of share purchase options	250,000	$79,698
	Acquisition of mineral property interests	550,000	$757,500

2005	Private Placement (11)	543,000	$1,058,850
	Private Placement (12)	10,000,000	$15,000,000
	Private Placement (13)	114,286	$200,000
	Exercise of share purchase warrants	7,082,971	$4,280,507
	Exercise of share purchase options	887,000	$466,080
	Acquisition of mineral property interests	1,400,000	$2,377,750
2006	Exercise of share purchase warrants	8,340,084	$11,610,850
	Exercise of share purchase options	2,370,000	$1,930,800
	Private Placement (14)	3,265,950	$8,699,795
	Acquisition of mineral property interests	900,000	$2,207,000
2007	Exercise of share purchase warrants	1,179,363	$2,945,252
to date	Exercise of share purchase options	302,500	$354,500
	Acquisition of mineral property interests	100,000	$425,000

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

On January 31, 2007, the Company announced its intention to spin-off its Canadian and Peruvian mineral property assets, as well as a portion of its cash, into a new exploration company to be known as “Fission Energy”. The proposed transaction would be through a Plan of Arrangement, with Strathmore continuing to hold the United States mineral exploration property assets. Immediately following such arrangement, Strathmore shareholders would be issued shares in Fission Energy which will seek a listing on the TSX Venture Exchange. The proposed reorganization was subject to shareholder approval by resolution approved by not less than 66 2/3% of the votes cast at a special meeting held on June 19, 2007 in Vancouver, British Columbia, where it was approved. The completion of the Plan was subject to approval by the British Columbia Supreme Court, negotiation of definitive agreements, acceptance by the TSX Venture Exchange, the approval for listing of Fission on the TSX Venture Exchange, and other regulatory approvals. All required approvals were received, and the spin-out of Fission Energy was completed on July 17, 2007.

On July 26, 2007, the Company and Sumitomo Corp. completed a joint-venture agreement on the Company’s Roca Honda project in New Mexico. Under the agreement, Sumitomo will pay Strathmore US$1,000,000 total for entering into the joint-venture agreement. The initial purpose of the joint venture is to undertake a complete a bankable feasibility study to develop and mine Roca Honda, and Sumitomo will contribute 40% of the costs of the study. Upon completion of the feasibility study, the parties will make a final investment decision regarding their participation in the development of the project. If Sumitomo makes a positive investment decision, it will finance more than US$50,000,000 in development costs, and Sumitomo will enter into a sales and marketing agreement whereby Sumitomo will market U3O8 produced from the project.

United States vs. Foreign Sales/Assets

During Fiscal 2006, 2005, 2004, 2003, and 2002, the Company generated no sales revenue. During the three month period ended 3/31/2007, the Company generated no sales revenue.

The distribution of the Company’s assets geographically at the end of each fiscal year were as follows:

Fiscal Year Ended December 31	Assets in the United States	Assets in Canada	Assets in Peru

2006	$7,900,767	$45,129,990	$459,597
2005	$3,957,312	$26,584,117	$229,348
2004	$1,290,274	$10,697,489	$69,580
2003	$172,728	$1,094,454	$23,561
2002	$108,648	$27,317	$ Nil

Of the Company’s assets located in Canada as of December 31, 2006, $3,085,341 of the amount is capital property costs which were subject to the Plan of Arrangement with Fission Energy and have since been transferred to Fission upon completion of the Plan. All of the $459,597 of assets located in Peru have also been transferred to Fission, as well as $500,000 cash located in Canada.

Volatility of Uranium Prices

The Company is engaged in exploration of uranium properties, a mineral which has seen recent volatility in the price of the marketable commodity. The price of U3O8 has varied in the last several years from a low of approximately US$10 per pound to a high of US$138 per pound, with the current price at approximately $90 per pound.  Uranium is primarily used for power generation in nuclear power plants, and the number of customers is somewhat limited in comparison to other global commodities. The increase in the price of uranium from its lows is due to increased demand from newly constructed nuclear plants located in Asia and Europe, and decreased supplies from existing mines, although additional spot market supplies from existing stockpiles have caused the recent decline in price from the all-time highs reached in June 2007. The price of uranium is affected by numerous factors beyond the Company’s control, including the demand for nuclear power, increased supplies from both existing and new uranium mines, sales of uranium from existing government stockpiles, and political and economic conditions.  A significant, extended decrease in the price or uranium due to any of these factors could have a negative effect on the economic viability of the Company’s uranium projects.

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

Mineral Properties

The Company’s uranium exploration property portfolio was originally grouped into three geographic areas: United States, Canada, and Peru.  Within these areas, the Company has further divided its properties by Province or State. Upon completion of the Plan of Arrangement with Fission Energy, the Company’s properties in Canada and Peru were transferred to Fission Energy. Currently, all of the Company’s exploration properties are located in the United States. The Company’s principal properties are described below:

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

In July 2007, the Company entered into a joint-venture agreement with Sumitomo Corp. on the project.

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

Joint-Venture with Sumitomo Corp.

In February, the Company announced that it had granted the exclusive right to negotiate a joint-venture agreement to develop the Roca Honda project to an international diversified resource and industrial corporation, Sumitomo Corp. Under the terms of the exclusivity agreement, Sumitomo paid Strathmore US$100,000 and had 90 days to negotiate a joint-venture agreement with Strathmore. The agreement would include all aspects of financing the development of Roca Honda, the construction of a new uranium ore processing plant and state-of-the-art mill in New Mexico, as well as the international marketing of the uranium produced. In May 2007, the companies mutually agreed to extend the negotiation period until July 9, 2007.

On July 26, 2007, the Company and Sumitomo Corp. completed a joint-venture agreement on the Company’s Roca Honda project in New Mexico. Under the agreement, Sumitomo will pay Strathmore US$1,000,000 total for entering into the joint-venture agreement. The initial purpose of the joint venture is to undertake a complete a bankable feasibility study to develop and mine Roca Honda, and Sumitomo will contribute 40% of the costs of the study. Upon completion of the feasibility study, the parties will make a final investment decision regarding their participation in the development of the project. If Sumitomo makes a positive investment decision, it will finance more than US$50,000,000 in development costs, and Sumitomo will enter into a sales and marketing agreement whereby Sumitomo will market U3O8 produced from the project.

A copy of the agreement has been filed as an exhibit to the Company’s Amended 20-F Registration Statement.

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

Location

The Chruchrock property is located in the Churchrock District of the Grants Uranium Mineral Belt.  The property is located northeast of the town of Gallup in McKinley County, New Mexico. It covers approximately 640 acres of Federal minerals land administered by the U.S. Bureau of Land Management and consists of 36 unpatented mining claims, which were originally staked on October 6, 1965. Access to the property is from nearby paved roads with year round access, which will require access agreements with nearby private surface owners

Geology and Uranium Mineralization

Uranium deposits are located within the sandstones of the Westwater Canyon Member of the Morrison Formation of Jurassic age.  Uranium mineralization occurs as uranium-humate lenses that form north - northwest facing solution fronts and roll fronts.  There are six mineralized sandstone units in the Westwater in Section 4 - 1616.  The "C", “E”, and "F" sandstone units, middle and basal, contain 70% of the measured and indicated resources. Actual surface of Section 4 - 1616 is on a dip slope of approximately 2 to 3.5 degrees to north. The deposits are potentially amenable to in-situ extraction methods, and the property terrain’s slope is gentle enough so that leach fields can be laid out with only minor problems

History

The property has been continuously held since 1965.  Kerr McGee Corporation, an unrelated public company, controlled the property until the late 1980’s.  Rio Algom, an unrelated public company, purchased the property at that time and maintained the property until acquired by the Company.  A total of 165 drill holes were completed by the previous operators totaling approximately 306,000 feet. Most of the drilling was performed during the period 1967 through 1977, with additional drilling up to 1991.

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

In June 2007, the Company granted Nu-Mex Uranium Corp. the right of first refusal for 90 days to negotiate a joint-venture agreement on the property. Under the proposed agreement, the Company will grant Nu-Mex sole and exclusive rights to earn-in a 65% interest in the property in consideration Nu-Mex paying to Strathmore $250,000 upon signing of this LOI, and incurring a total of $16,750,000 in work commitment expenditures on the Property and additional payments of $1,000,000 in cash or stock to Strathmore over six years. Nu-Mex would earn a 25% interest in the property after completing its 4th year of contractual obligations, and a total of 65% after completing six years of obligations. There is no guarantee that an agreement on a joint-venture will be agreed to and signed either within the 90 day exclusivity period, or at all.

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

Canadian Exploration Properties

Under the completed Plan of Arrangement, all of the Canadian mineral properties and any agreements that include the Canadian properties have been spun-out to Fission Energy. Strathmore has no further interest in any of the Canadian mineral properties.

Quebec Property

Dieter Lake Property

The Dieter Lake Property is without known reserves and the work done by the Company was exploratory in nature. The Company’s original interest in the Dieter Lake Property stemmed from earlier exploration work, as described below, that was done in the area.

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

The Company’s interest in the property was transferred to Fission Energy upon the completion of the Plan of Arrangement on July 17, 2007. Strathmore has no further interest in the property.

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

The Company had budgeted approximately $2,000,000 for exploration at Dieter Lake in fiscal 2007. However, due to the spin-out of the Canadian exploration properties, including Dieter Lake, into Fission Energy, Strathmore has no further interest in the property and will fund no further exploration on the property.

Saskatchewan Properties

1.

Athabaska Properties

Davy Lake, Hall Lake, and Virgin River projects

The Athabaska Properties are without known reserves and the work done by the Company was exploratory in nature. The Company’s original interest in the Athabaska Properties stemmed from earlier exploration work, as described below, that was done in the area.

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

The Company’s interest in the property was transferred to Fission Energy upon the completion of the Plan of Arrangement on July 17, 2007. Strathmore has no further interest in the property.

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

The Company had budgeted approximately $2,470,000 for exploration at Davy Lake in fiscal 2007. However, upon completion of the Plan of Arrangement with Fission Energy the Company’s interest in the Davy Lake property was transferred into Fission Energy and Strathmore has no further interest in the property and will fund no further exploration on the property.

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

The Company had budgeted approximately $225,000 for exploration at Hall Lake in fiscal 2007. However, upon completion of the Plan of Arrangement with Fission Energy the Company’s interest in the Hall Lake property was transferred into Fission Energy and Strathmore has no further interest in the property and will fund no further exploration on the property.

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

2.

Duddridge Lake Property

The Duddridge Lake Property is without known reserves and the work done by the Company was exploratory in nature. The Company’s original interest in the Duddridge Lake Property stemmed from earlier exploration work, as described below, that was done in the area.

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

The Company’s interest in the property, and the obligations under the option agreement with Great Bear, was transferred to Fission Energy upon the completion of the Plan of Arrangement on July 17, 2007. Strathmore has no further interest in, or obligations regarding, the property.

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

The Company had budgeted approximately $313,000 for exploration at Duddridge Lake in fiscal 2007. However, upon completion of the Plan of Arrangement with Fission Energy the Company’s interest in the Duddridge Lake property was transferred into Fission Energy and Strathmore has no further interest in the property and will fund no further exploration on the property.

.

3.

Waterbury Lake Property

The Waterbury Lake Property is without known reserves and the work done by the Company was exploratory in nature. The Company’s interest in the Waterbury Lake Property stemmed from earlier exploration work, as described below, that was done in the area.

The Company’s interest in the property was transferred to Fission Energy upon the completion of the Plan of Arrangement on July 17, 2007. Strathmore has no further interest in, or obligations regarding, the property.

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

In 2007, the Company in planning additional exploration on the property, including an additional 3,000 meter drill program to further test anomalies at both the Murphy and Midwest conductors. The Company had budgeted approximately $850,000 for exploration at Waterbury in fiscal 2007. However, upon completion of the Plan of Arrangement with Fission Energy the Company’s interest in the Waterbury Lake property was transferred into Fission Energy and Strathmore has no further interest in the property and will fund no further exploration on the property.

4.

Patterson Lake Property

The Patterson Lake Property is without known reserves and the work done by the Company was exploratory in nature. The Company’s interest in the Patterson Lake Property stemmed from earlier exploration work, as described below, that was done in the area.

The Company’s interest in the property was transferred to Fission Energy upon the completion of the Plan of Arrangement on July 17, 2007. Strathmore has no further interest in, or obligations regarding, the property.

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

The Company had budgeted approximately $950,000 for exploration at Patterson Lake in fiscal 2007. However, upon completion of the Plan of Arrangement with Fission Energy the Company’s interest in the Patterson Lake property was transferred into Fission Energy and Strathmore has no further interest in the property and will fund no further exploration on the property.

Alberta Properties

All of the Company’s Alberta properties were exploration-stage projects without known reserves. Current exploration is at the reconnaissance stage, and the Company anticipated continuing exploration to identify areas and priority targets within the projects for follow-up exploration. However, due to the Plan of Arrangement with Fission Energy, all the Alberta property interests were transferred to Fission Energy.

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

The Company had budgeted approximately $805,000 for exploration at Fort McLeod in fiscal 2007. However, upon completion of the Plan of Arrangement with Fission Energy the Company’s interest in the Fort McLeod property was transferred into Fission Energy and Strathmore has no further interest in the property and will fund no further exploration on the property.

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

The Company had budgeted approximately $378,000 for exploration at Athabasca North Shore in fiscal 2007. However, upon completion of the Plan of Arrangement with Fission Energy the Company’s interest in the Athabasca North Shore property was transferred into Fission Energy and Strathmore has no further interest in the property and will fund no further exploration on the property.

3.

Athabasca Basin South

The Athabasca South properties total 695,000 acres. Exploration during 2006 included Mega TEM/GeoTem Surveys which are currently being interpreted. A preliminary review of the TEM data has identified several bedrock conductors that warrant further exploration. For 2007 ground geophysical surveys will follow up on anomalous areas identified through the TEM survey.

The Company had budgeted approximately $450,000 for exploration at Athabasca Basin South in fiscal 2007. However, upon completion of the Plan of Arrangement with Fission Energy the Company’s interest in the Athabasca Basin South property was transferred into Fission Energy and Strathmore has no further interest in the property and will fund no further exploration on the property.

British Columbia Property

1.

The Comstock Property

The Comstock Property is without known reserves and the work done by the Company was exploratory in nature. The Company’s interest in the Comstock Property stemmed from earlier exploration work, as described below, that was done in the area.

The Company’s interest in the property was transferred to Fission Energy upon the completion of the Plan of Arrangement on July 17, 2007. Strathmore has no further interest in, or obligations regarding, the property.

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

Planned Work Program by The Company

The Company plans to compile and review all available historic exploration data to determine the next phase of exploration on the property.   The Company had budgeted approximately $17,500 for exploration at Comstock in fiscal 2007. However, upon completion of the Plan of Arrangement with Fission Energy the Company’s interest in the Comstock property was transferred into Fission Energy and Strathmore has no further interest in the property and will fund no further exploration on the property.

Peru Exploration Properties

1.

The Macusani Property (Peru)

The Macusani Property is without known reserves and the work done by the Company was exploratory in nature. The Company’s interest in the Macusani Property stemmed from earlier exploration work, as described below, that was done in the area.

The Company’s interest in the property was transferred to Fission Energy upon the completion of the Plan of Arrangement on July 17, 2007. Strathmore has no further interest in, or obligations regarding, the property.

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

Planned Work Program by The Company

Additional exploration will consist both of geological mapping and radiometric surveys.  Every outcrop mapped will also be measured for radiation strength. The Company had budgeted approximately $465,000 for exploration at Macusani in fiscal 2007. However, upon completion of the Plan of Arrangement with Fission Energy the Company’s interest in the Macusani property was transferred into Fission Energy and Strathmore has no further interest in the property and will fund no further exploration on the property.

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

Under the Plan of Arrangement approved by Shareholders, the Company has completed spin-out its Canadian and Peruvian exploration property assets into a separately traded public Company, Fission Energy. Of the Company’s assets as of December 31, 2006, $3,085,341 of the amount is Canadian property assets, $459,597 is assets located in Peru, and $500,000 is cash, all of which was transferred to Fission upon effectiveness on the Plan on July 17, 2007.

As the Plan has been completed, the Company’s past financial information is not indicative of the Company’s future financial position and operating results. Strathmore intends to focus its operations on the exploration of its more advanced United States uranium exploration properties, both through funding its own exploration and through the joint-venture and option of properties to third-parties.

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

The Company’s current property acquisition and exploration budget for fiscal 2007 was US$16,400,000 for its United States properties, and C$8,400,000 for its Canadian and Peruvian properties. However, since the spin-out of its Canadian and Peruvian property interests into Fission Energy has been completed, Strathmore provided C$500,000 cash to Fission but has no current or future obligations to fund exploration on those properties. Additionally, Strathmore has recently signed an option agreement with a partner where the partner will fund the current exploration on a property, and has signed Letters of Intent with other potential partners on several additional properties. If these Letters of Intent are converted into definitive option agreements, current exploration on these properties will be funded by the optionees and the Company’s anticipated expenditures for the current year will be reduced.

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

Devinder Randhawa, the Chairman and Chief Executive Officer, is founder and President of RD Capital Inc., a privately held consulting firm providing venture capital and corporate finance services to emerging companies in the resources and non-resource sectors both in Canada and the US. Prior to founding RD Capital Inc., Mr. Randhawa was in the brokerage industry for 6 years as an investment advisor and corporate finance analyst. Mr. Randhawa received a Bachelors Degree in Business Administration with Honors from Trinity Western College of Langley, British Columbia in 1983 and received his Masters in Business Administration from the University of British Columbia in 1985. Mr. Randhawa was formerly the President of Lariat Capital Inc. which merged with Medicure in November 1999 and was the founder and former President and CEO of Royal County Minerals Corp. from 1998 to 2003 which was taken over by Canadian Gold Hunter (formerly International Curator) in July 2003. Mr. Randhawa also founded Predator Capital Inc. which became Predator Exploration. Currently Mr. Randhawa is Chairman and CEO of Strathmore, which he founded in 1998. He also is CEO and President of Jalna Minerals Ltd., CEO and Chairman of Pacific Asia China Energy Ind., CEO and Director of Ballyliffin Capital Corp., and CEO and Director of Sernova Corp, all of which are public companies traded on the TSX Venture Exchange. He is also a Director of Knowledge Plus Multimedia Publishing, an inactive company. He also serves as CEO and a Director of Fission Energy, the spin-out company from Strathmore. Mr. Randhawa spends approximately 45% of his time on the affairs of the Company and estimates he will spend 15% of his time on the affairs of Fission Energy.

David Raymond Miller has been the President of the Company since October 26, 2005. Mr. Miller, is a minerals industry expert in exploration, acquisition and operations. His primary focus has been on uranium, coal bed methane and gold. David worked with Cogema, the second largest producer of uranium in the world, including 4 years as its chief geologist for in-situ operations in the US. Mr. Miller has over 25 years of experience in exploration and acquisition of uranium properties. Mr. Miller has consulted in uranium exploration, deposits, mining, and "in-situ" recovery for the IAEA. Since 2001, Mr. Miller has served as an elected member of the House of the State of Wyoming from the 55th District, where his committee assignments include Minerals and the Energy Council. He also serves as President of Fission Energy, the spin-out company from Strathmore. Mr. Miller spends approximately 40% of his time on the Company’s affairs and estimates he will spend 10% of his time on the affairs of Fission Energy.

Michael Halvorson, a Director of the Company, has served as President of Halcorp Capital Ltd., a private investment company, since 1981.  He has 35 years of experience in the financial markets.  In addition to his directorship with the Company, he is currently a director of several other publicly traded Canadian natural resource companies including Radiant Resources, Orezone Resources Inc., NovaGold Resources, Pediment Exploration Ltd., Esperanza Silver and Gentry Resources Ltd. Mr. Halvorson also serves as a director for Fission Energy, the spin-out company from Strathmore. Mr. Halvorson devotes approximately 5% of his time to the Company’s affairs and estimates he will spend approximately 2.5% of his time on the affairs of Fission Energy.

Ray Larson, a Director of the Company. He was appointed to the Advisory Board on July 15, 2004. He has been retired since 1994, but prior to his retirement he was President and CEO of Uranium Resources, Inc. (“URI”), a uranium exploration and production company specializing in in-situ leach technology which he founded in 1977. URI pioneered the exploration, development and production of uranium ore bodies using in-situ recovery (ISR) technology, and was a founding member of the Uranium Producers of America Association. Mr. Larson has developed ISR extraction plants in the United States as well as negotiated multiple long-term uranium sales contracts with United States and European utilities. Besides his service as a Director of Strathmore, Mr. Larson serves as a Director of Fission Energy, the spin-out company from Strathmore. He devotes approximately 2.5% of his time to the Company’s affairs, and will spend approximately 2.5% of his time on the affairs of Fission Energy.

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

Dr. Dieter Krewedl has been a member of the Board of Directors since January 14, 2005. Dr. Krewedl received his Ph.D. degree in Geology from the University of Arizona in 1973. Dr. Krewedl was with Pathfinder Mines Corporation, a wholly owned subsidiary of the French uranium company Cogema, for 23 years and was Pathfinder’s Vice President, Exploration from 1990 to 1995. Following Pathfinder, Dr. Krewedl joined Echo Bay Mines and became its Vice President, Exploration from 1996 to 1997 where he managed an aggressive domestic and international gold exploration program. Following Echo Bay, Dr. Krewedl held the position of Senior Vice President, Exploration for Idaho based Coeur d’Alene Mines from 1998 through 2003. Dr. Krewedl retired from Coeur at the beginning of 2004 and is a past President of the Geological Society of Nevada. He currently serves as a director of AuEx Ventures Inc and Kilgore Minerals Ltd., public companies which are traded on the TSX Venture Exchange. He also serves as a director of Fission Energy. Dr. Krewedl devotes approximately 5% of his time to the Company’s affairs and will spend approximately 2.5% on the affairs of Fission Energy.

Stephen Khan, is currently Executive Vice President and a former Director of the Company. He currently consults for private and public early stage growth companies in all sectors of industry. He spent close to twenty years in all aspects of the investment industry, including retail, institutional, corporate finance, capital markets, and investment banking areas. Mr. Khan has held senior management roles including serving as President, Chief Executive Officer, and Chairman of a number of regional and national Canadian investment brokerage houses. He has raised funds for a variety of companies, with a focus on the natural resource sector. Mr. Khan completed his Bachelor of Science and Master of Business degrees at the University of British Columbia before entering the investment industry. He is a Fellow of the Canadian Securities Institute, holds a Chartered Financial Analyst designation, and is a member of the CFA Institute. Mr. Khan currently serves a director of Pacific Asia China Energy Inc., a director of Jalna Minerals, and as Corporate Secretary of Ballyliffin Capital Corp., public companies traded on the TSX Venture Exchange. He also serves as an officer of Fission Energy. Mr. Kahn devotes approximately 15% of his time to the Company’s affairs, and estimates he will spend approximately 5% of his time on the affairs of Fission Energy.

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

Patrick Groening is Chief Financial Officer of the Company. Mr. Groening obtained his Chartered Accountant designation in 1999 and is a member of the Institute of Chartered Accountants of British Columbia.  He also holds a professional accounting designation as a Certified Public Accountant and is member of the Illinois Board of Examiners in the United States.  In addition to being an auditor for several years, Mr. Groening has provided business advisory, information technology, and financial accounting services to many medium and large size organizations.  From July 2000 to December 2003, he was Audit Manager with OAG Bermuda. Beginning in December 2003, he provided business advisory, information technology, and financial accounting services to public companies. Mr. Groening has held Controller and CFO positions for a number of private and public companies.  Since June 2005, he has been Chief Financial Officer/Corporate Secretary of Sernova Corp., a TSX Venture Exchange listed company focused on medical technologies.  Since March 2004, he has been Chief Financial Officer/Corporate Secretary for Wolf Capital Corp., a TSX Venture Exchange listed “capital pool company”,  and also serves as Chief Financial Officer of Jalna Minerals, a mineral exploration company traded on the TSX Venture Exchange, and since January 2006, as Chief Financial Officer of Pacific Asia China Energy Corp, a natural gas exploration company traded on the TSX Venture Exchange. He also serves as Chief Financial Officer of Fission Energy, the spin-out company from Strathmore. Mr. Groening devotes approximately 30% of his time to the Company’s affairs, and estimates he will spend approximately 10% of his time on the affairs of Fission Energy.

Advisory Board

Robert A. Quartermain is a member of the Advisory Board of the Company. Since 1985, he has been the President and a director of Silver Standard Resources Inc., an unrelated public company. From 1976 to 1982, he worked for the Geological Survey of Canada and in private industry on mapping and exploration programs.  Mr. Quartermain also worked for Teck Corp, an unrelated public company, before becoming president of Silver Standard Resources Inc. in 1985. Since 1985, Mr. Quartermain has been involved as a director and/or officer of a number of public resource companies including currently Iamgold Corporation, Esperanza Silver and Western Copper Mining Corporation, all of which are unrelated public companies. He graduated in 1977 from the University of New Brunswick with a B.Sc. in geology, and from Queen’s University in 1981 with an M.Sc. in mineral exploration.

Dr. Hans von Michaelis is a member of the Advisory Board of the Company. He was appointed to the Advisory Board on September 8, 2004. He graduated from the University of Cape Town with a Ph.D. in Geochemistry in 1970. Since 1977, he has served as the President of Randol International Ltd., a private company, which he founded in 1977. Randol has provides corporate development, business development and financial services to companies in the mining industry. He is a former director of several unrelated public mineral companies, including Morgain Minerals, Freegold Ventures, and Glamis Gold Ltd.

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

6.D.  Employees

As of 7/1/2007, the Company had 7 employees, excluding the Senior Management.  2 of the employees are employed at the Company’s headquarters in Kelowna as Bookkeeper and Administrative Assistant, and 5 are employed as geologists in the Riverton, Wyoming office. None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 8 lists, as of 7/1/2007, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common share, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

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

# Based on 72,213,911 common shares outstanding as of 7/1/2007 and share options and share purchase warrants held by each individual which are exercisable within sixty days.

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

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 9 as of 7/1/2007, as well as the number of options granted to Directors/Senior Management and all employees as a group.  Although the Company has the right to create a multi-year vesting schedule, except as noted below all existing granted stock options were vested upon granting.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

The Company is aware of one person/company who beneficially owns 5% or more of the Registrant's voting securities. Table No. 10 lists as of 7/1/2007, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Sprott Asset Management (1)	13,725,300	18.89%

(1)

Includes 442,000 currently exercisable stock purchase warrants.

Based on 72,213,911 shares outstanding as of 7/1/2007 and stock purchase warrants held by each 5% or greater shareholder exercisable within sixty days.

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

Audited Financial Statements:

Fiscal 2006, 2005, 2004, and 2004 Ended December 31st

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

8.B.  Significant Changes

The Company completed the Plan of Arrangement with Fission Energy on July 17, 2007. Under the Plan, the Company transferred all of its mineral property interests located in Canada and Peru to Fission Energy, as well as $500,000 cash.

No other significant changes have occurred in the Company’s financial condition since the date of the most recent interim financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange in Vancouver, British Columbia, Canada, on 9/26/1989. The stock symbol is “STM”.  The CUSIP number is #863077-10-3.

Table No. 11 lists the volume of trading and high and low sales prices for the Company's common shares, by month, for the last fourteen months, the last fourteen fiscal quarters, and the last ten fiscal years.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	High	Low
Monthly
July 2007	$4.56	$3.05
June 2007	$5.01	$3.98
May 2007	$5.40	$4.00
April 2007	$5.50	$4.30
March 2007	$4.98	$3.31
February 2007	$5.40	$3.87
January 2007	$4.20	$2.87
December 2006	$3.50	$2.87
November 2006	$3.11	$2.35
October 2006	$2.66	$1.76
September 2006	$2.20	$1.74
August 2006	$1.98	$1.49
July 2006	$2.03	$1.71
June 2006	$2.07	$1.62

Quarterly
June 2007	$5.50	$3.98
March 2007	$5.40	$2.87
December 2006	$3.50	$1.76
September 2006	$2.20	$1.49

June 2006	$2.84	$1.62
March 2006	$3.00	$1.79
December 2005	$1.90	$1.14
September 2005	$1.73	$1.18
June 2005	$2.51	$1.49
March 2005	$2.95	$1.56
December 2004	$1.84	$1.12
September 2004	$1.50	$0.60
June 2004	$1.00	$0.36
March 2004	$1.07	$0.55

Yearly
Fiscal 2006 (December 31st)	$3.50	$1.49
Fiscal 2005 (December 31st)	$2.95	$1.14
Fiscal 2004 (December 31st)	$1.84	$0.36
Fiscal 2003 (December 31st)	$0.90	$0.075
Fiscal 2002 (December 31st)	$0.30	$0.08

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

Warrants

Table No. 12 lists, as of 7/1/2007, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

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

The Company has made the following Flow-Through Common Share issuances:

Fiscal Year	Amount of Flow-Through Common Shares Issued	Proceeds from Sale of Flow-Through Common Shares

1997	None	None
1998	None	None
1999	None	None
2000	None	None
2001	None	None
2002	None	None
2003	396,000	$99,000
2004	513,000	$1,000,350
2005	30,000	$58,500
2006	1,697,300	$5,091,900

Escrowed Common Shares

          ---No Disclosure Necessary---

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Toronto, Ontario.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.

As of 12/31/2006 and 12/31/2005, there was an unlimited number of common shares without par value authorized. As of 12/31/2004, 12/31/2003, 12/31/2002, and 12/31/2001, there were 100,000,000 common shares without par value authorized. At 12/31/2006, there were 70,631,548 common shares issued and outstanding. At 12/31/2005 there were 55,755,514 common shares issued and outstanding.  At 12/31/2004 there were 36,241,257 common shares issued and outstanding.  At 12/31/2003, there were 14,157,777 common shares issued and outstanding.  As of 12/31/2002 and 12/31/2001 there were 8,046,548 and 5,801,548 common shares issued and outstanding respectively. As of March 31, 2007, the latest period for which financial statements are available, there were 72,153,687 common issued and outstanding.

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

16.

Letter of Intent between the Company and Yellowcake Mining Ltd. (“Yellowcake”) regarding the joint-venture of the Baggs/Juniper Ridge project in Wyoming dated January 29, 2007. Under the LOI, the Company will option an 80% interest in the Baggs properties to Yellowcake. In consideration for the option, Yellowcake will:

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

17.

Under a Letter of Intent dated June 14, 2007 between the Company and American Uranium Corp. (“AUC”), regarding the Company’s Pinetree-Reno Creek property, AUC has paid the Company $10 for the right to negotiate a joint-venture agreement between the companies on the property.

Under the proposed joint-venture agreement, the Company will grant AUC sole and exclusive rights to earn-in an 60% interest in the Property in consideration of AUC reimbursing Strathmore 100% of Strathmore’s property expenditures incurred on the property, to a maxium of $300,000 on closing, as well as any money spent for the purpose of any additional property leases acquired between May 12, 2007 and the closing of the agreement; AUC issuing to Strathmore 6,000,000 common shares in the capital stock of AUC on closing, and incur a total of $33,000,000 in property expenditures on the property over six years. Once AUC has incurred a total of $5,000,000 in expenditures on the property, it will have earned a 22.5% interest in the property.

18.

Under a Letter of Intent dated June 14, 2007 between the Company and Nu-Mex Uranium Corp. (“Nu-Mex”) regarding the Company’s Nose Rock property, Nu-Mex paid the Company the sum of $10 for an exclusive right for 90 days to negotiate a option agreement on the Dalton Pass property.

Under the proposed option agreement Strathmore will grant Nu-Mex sole and exclusive rights to earn-in a 65% interest in the Property in consideration of Nu-Mex paying to Strathmore $250,000, and issuing 5,000,000 common shares of Nu-Mex, on Closing; and incurring a total of $44,500,000 in work commitment expenditures on the over seven years. Nu-Mex will have earned a 25% interest in the property after completing its commitments through the fourth year of the agreement, and the full 65% once its has completed is committements through the seventh year of the agreement.

19.

Under a Letter of Intent dated July 6, 2007 between the Company and Nu-Mex Uranium Corp. (“Nu-Mex”) regarding the Company’s Dalton Pass property, Nu-Mex paid the Company the sum of $10 for an exclusive right for 90 days to negotiate a option agreement on the Dalton Pass property.

Under the proposed option agreement, the Company will grant Nu-Mex sole and exclusive rights to earn-in a 65% interest in the property in consideration Nu-Mex paying to Strathmore $250,000 upon signing of this LOI, and incurring a total of $16,750,000 in work commitment expenditures on the Property and additional payments of $1,000,000 in cash or stock to Strathmore over six years. Nu-Mex would earn a 25% interest in the property after completing its 4th year of contractual obligations, and a total of 65% after completing six years of obligations.

20.

Under an agreement dated July 31, 2007 between the Company and Yellowcake Mining Inc. (“Yellowcake”) regarding the Company’s Jeep Project, the Company granted Yellowcake an option to earn up to a 60% interest in the Jeep property by incurring minimum property expenditures of $10,000,000 over six years.

21.

Under an agreement dated July 31, 2007 between the Company and Yellowcake Mining Inc. (“Yellowcake”) regarding the Company’s Sky Project, the Company granted Yellowcake an option to earn up to a 60% interest in the Sky property by incurring minimum property expenditures of $7,500,000 over four years.

22. Under an agreement dated July 26, 2007, the Company and Sumitomo Corp. completed a joint-venture agreement on the Company’s Roca Honda project in New Mexico. Under the agreement, Sumitomo will pay Strathmore US$1,000,000 total for entering into the joint-venture agreement. The initial purpose of the joint venture is to undertake a complete a bankable feasibility study to develop and mine Roca Honda, and Sumitomo will contribute 40% of the costs of the study. Upon completion of the feasibility study, the parties will make a final investment decision regarding their participation in the development of the project. If Sumitomo makes a positive investment decision, it will finance more than US$50,000,000 in development costs, and Sumitomo will enter into a sales and marketing agreement whereby Sumitomo will market U3O8 produced from the project.

Copies of each of these material agreements has been filed as an exhibit to the Company’s Registration Statement

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

10.G.  Statement by Experts

The Company’s auditors for its consolidated financial statements for each of the preceding ten years was Davidson & Company LLP, Chartered Accountants. They are members of the British Columbia Institute of Chartered Accountants.  Their audit reports for the Fiscal years 2003-2006 are included with the related consolidated financial statements in this Registration Statement with their consent

10.H.  Documents on Display

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

Fiscal 2006, 2005, 2004, and 2003, ended December 31.

Unaudited Interim Financial Statements

Three Months Ended 3/31/2007

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***

3. Voting Trust Agreements – N/A

4. Material Contracts:

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

12.    Agreement between the Company and Robert Hemmerling, dated March 1, 2005 regarding employment as Corporate Secretary.

13.     Agreement between the Company and Patrick Groening dated March 1, 2006 regarding employment as Chief Financial Officer.

14.     Agreement between the Company and David Miller dated March 3, 2006 regarding the Wyoming State Leases.

15.     Agreement between the Company and Jody Dahrouge dated February 27, 2006 regarding the Fort Mcleod property.

16.

Letter of Intent between the Company and Yellowcake Mining Ltd. regarding the joint-venture of the Baggs/Juniper Ridge project in Wyoming dated January 29, 2007

17.     Letter of Intent between the Company and American Uranium Corp. regarding the joint-venture of the Pinetree/Reno Creek project in Wyoming dated June 14, 2007.

18.     Letter of Intent between the Company and Nu-Mex Uranium Corp. regarding the option agreement on the Nose Rock property in New Mexico dated June 14, 2007.

19.     Letter of Intent between the Company and Nu-Mex Uranium Corp. regarding the option agreement on the Dalton Pass property in New Mexico dated July 6, 2007.

20.     Option agreement between the Company and Yellowcake Mining Inc. regarding the Jeep Property.

21.   Joint-venture agreement between the Company and Yellowcake Mining Inc. regarding the Sky Property.

22.     Joint-venture agreement between the Company and Sumitomo Corp. on the Roca Honda property.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.Other documents: (all previously filed)

1.

Management Information Circular and Form of Proxy for the Annual General Meeting held on May 29, 2006.

2.

Management Information Circular for the Annual and Special Meeting of Securityholders held on June 19, 2007

3.

Form of Proxy for the Annual and Special Meeting of Securityholders held on June 19, 2007.

4.

Voting Results of the Annual and Special Meeting.

5.

Consent of David C. Fitch regarding the summary of his technical reports on the Roca Honda and Church Rock properties.

STRATHMORE MINERALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2007

Unaudited Interim Financial Statements

Notice

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2007.

#

STRATHMORE MINERALS CORP.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2007	December 31, 2006

ASSETS

Current
Cash and equivalents	$ 4,705,862	$ 5,299,908
Short term investments (Note 9)	27,576,248	27,412,579
Receivables	631,679	407,910
Prepaid expenses	16,273	30,593

	32,930,062	33,150,990

Equipment	832,024	690,904
Mineral property interests (Note 3)	8,135,741	7,702,446
Deferred exploration costs (Note 4)	14,677,475	11,946,014
Deferred reorganization costs (Note 5)	63,320	-

	$ 56,638,622	$ 53,490,354

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 864,429	$ 708,606
Due to related parties (Note 8)	63,091	15,449
Deferred revenue	145,338	-

	1,072,858	724,055

Shareholders' equity
Capital stock (Note 6)	70,292,831	69,061,053
Contributed surplus (Note 6)	2,452,961	1,591,993
Deficit	(17,180,028)	(17,886,747)

	55,565,764	52,766,299

	$ 56,638,622	$ 53,490,354

Subsequent events (Note 11)

On behalf of the Board:

“Dev Randhawa”	Director	“Michael Halvorson”	Director

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

STRATHMORE MINERALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Shareholders of

Strathmore Minerals Corp.

We have audited the consolidated balance sheets of Strathmore Minerals Corp. as at December 31, 2006, 2005, 2004, 2003, 2002, 2001, 2000, 1999, 1998 and 1997 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006, 2005, 2004, 2003, 2002, 2001, 2000, 1999, 1998 and 1997 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

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

Athabasca property, Canada

Pursuant to an agreement dated January 8, 2004, the Company acquired a 100% interest in a uranium property located in Alberta, Canada, by paying $98,192, incurring additional costs of $29,510 and issuing 200,000 common shares valued at $332,000. The property is subject to a 0.75% net smelter returns royalty on certain mineral production and a 4% gross over riding royalty on all diamond production from the property.

Chord property, USA

On April 4, 2003, the Company acquired a 100% interest in a uranium property located in South Dakota, USA, by paying $48,640.  During fiscal 2003, the Company amended the terms of the lease agreement for consideration of 100,000 shares of the Company valued at $56,000 and incurred additional fees of $6,468.  To earn its interest, the Company is required to make annual payments of either 50,000 common shares or US$10,000 per year to July 1, 2009. In fiscal 2006, the Company paid $14,381 (US$10,000) (2005 - $12,558 (US$10,000) 2004 - $13,616 (US$10,000)).  The property is subject to a 2% gross royalty.

Comstock property, Canada

On November 25, 2003, the Company acquired a 100% interest in certain claims located in British Columbia, Canada by issuing 300,000 common shares valued at $491,000 and incurring additional fees of $3,271.

Dieter Lake property, Canada

On February 13, 2004, the Company acquired a 100% interest in certain claims located in Quebec, Canada by issuing 300,000 common shares valued at $603,000 and incurring additional costs of $15,792. An additional 200,000 shares will be issued in the event a resource of more than 60 million pounds containing U3O8 (Uranium) is confirmed at the property.

STRATHMORE MINERALS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

5.

MINERAL PROPERTY INTERESTS (cont’d…)

Duddridge Lake property, Canada

On January 14, 2004, the Company acquired a 100% interest in certain claims located in Saskatchewan, Canada by issuing 200,000 common shares valued at $344,000 and incurring additional fees of $38,245.

Fort Mcleod property, Canada

On February 27, 2006, the Company acquired an option to purchase a 100% interest in certain claims located in Alberta, Canada, by paying $34,071 for staking costs and issuing 100,000 shares valued at $265,000. To earn its interest, the Company is required to issue an additional 100,000 common shares by March, 2007.

New Mexico properties, USA

On March 15, 2004 and December 14, 2004, the Company acquired options to purchase a 100% interest in certain claims located in New Mexico, USA. The Company has now earned its interest by paying $293,752, incurring additional costs of $318,581 and issuing 600,000 common shares valued at $1,108,500. Certain claims are subject to a 1% royalty.

Staked properties, Canada

The Company acquired, by staking, a 100% interest in the following uranium properties located in north-central Saskatchewan: Davy Lake, Hall Lake, Patterson Lake, and Waterbury Lake.

Staked properties, Peru

The Company acquired, by staking, a 100% interest in certain uranium properties located in Peru.

Wyoming properties, USA

On June 17, 2004, August 17, 2004, November 24, 2004, and February 3, 2005, the Company acquired options to purchase a 100% interest in certain claims located in Wyoming, USA.  The Company has now earned its interest by paying $87,560, incurring additional costs of $403,100 and issuing 1,150,000 common shares valued at $2,198,750.

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

c)

Entered into a letter of intent (“LOI”) with Yellowcake Minerals Inc.  (“Yellowcake”) to option an 80% interest in the Company’s Red Creek property included in the Wyoming properties.  Pursuant to the LOI, the Company will receive 9,000,000 common shares of Yellowcake, US$500,000 in cash over five years, and Yellowcake will incur a total of US$8,000,000 in exploration expenditures over five years on the property.  Upon spending US$4,000,000 in exploration expenditures, Yellowcake will have earned a 40% interest.  The Company will maintain a 3% NSR on the optioned portion on all future production.  Further, the Company agreed to option a 50% interest in their Texas database to Yellowcake for consideration of US$25,000, Yellowcake incurring US$440,000 evaluating the database, and if a suitable target is identified, Yellowcake will incur the first US$500,000 in costs to acquire any mining leases.

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

Stock-based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) recommended, but did not require, companies to establish a fair market value based method of accounting for stock-based compensation plans.  For the years ended December 31, 2005, 2004 and 2003 the Company has elected to follow the recommendations of SFAS 123 and has chosen to account for stock-based compensation using the fair value based method.

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

Strathmore Minerals Corp.

Registrant

Dated: September 14, 2007	Signed: /s/ Devinder Randhawa
Devinder Randhawa Chairman and CEO

#