Form 40-F
period 2007-12-31
Strathmore Minerals Corp.
filed 2008-07-03
CIK 1310287

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

[   ]

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]

 Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007               Commission File Number:   000-52508

Strathmore Minerals Corp.

Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

1000
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

700 - 1620 Dickson Avenue

Kelowna, British Columbia, Canada V1Y 9Y2

 (250) 868-8445

(Address and telephone number of Registrant's principal executive offices)

David Miller

Chief Executive Officer

2420 Watt Court
Riverton, Wyoming
(307) 856-8080
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of Each Class                                     Name of Each Exchange on Which Registered

Common Shares Without Par Value                                                    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual information form                       [ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

The number of shares outstanding of the issuer's common shares as of December 31, 2007 was 72,457,911.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [   ]                        NO [ X ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ]                        NO [   ]

Principal Documents

The following principal documents have been filed as part of this Form 40-F Annual Report:

A.

Annual Information Form

For the Registrant's Annual Information Form for the year ended December 31, 2007, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.

Audited Annual Financial Statements

The Registrant's consolidated audited annual consolidated financial statements, including the report of Davidson & Company LLP, independent chartered accountants, are included in this filing as Exhibit 99.2. The Registrant's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reconciled to United States generally accepted accounting principles ("US GAAP") — see Note 16 of the Notes to Consolidated Financial Statements of the Company’s consolidated audited financial statements.

C.

Management's Discussion and Analysis

The Registrant's Management's Discussion and Analysis for the twelve month period ended December 31, 2007, are included in this filing as Exhibit 99.3.

EXPLANATORY NOTE

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Exchange Act on Form 40-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Accordingly, the Company’s equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. In particular, all mineral resource and reserve estimates included in this report and the documents incorporated herein by reference are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 as they may be amended from time to time by the CIM. CIM standards differ significantly from the requirements adopted by the United States Securities and Exchange Commission (the “Commission”) in Industry Guide 7. As such, information contained or incorporated in this report regarding mineralization and resources may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission. “Mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  Accordingly, the financial statements of the Company included in this report may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 16 to the Company’s audited consolidated financial statements included in this Annual Report.

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements concerning anticipated developments in the operations of the Company in future periods, planned exploration and development activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Initial Annual Information Form of the Company included in this report.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and CEO and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President and CEO and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There were no changes in the Company’s internal controls over financial reporting that occurred during the Company’s most recently completed fiscal period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s framework for evaluating the effectiveness of its internal controls is based upon the criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As at December 31, 2007, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting was effective and that there were no material weaknesses in our internal control over financial reporting.

The Corporation’s independent registered public accounting firm, Davidson & Company LLP. has issued an opinion on the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2007. The report can be found in the “Independent Auditor’s Report” included in the Corporation’s financial statements for the years ended December 31, 2007 and 2006 and is incorporated herein by reference.

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

CORPORATE GOVERNANCE GUIDELINES

The Company’s corporate governance practices are pursuant to Canadian National Instrument 58-101, “Disclosure of Corporate Governance Practices”. Sound corporate governance practices are both in the interest of its Shareholders and contribute to effective and efficient decision making. Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.

Directors are considered to be independent if they have no direct or indirect material relationship with Strathmore. A “material relationship” is a relationship which could, in the view of Strathmore’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. The Board of Directors facilitates its independent supervision over management by reviewing all significant transactions of Strathmore.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Audit Committee consists of three unrelated directors, all of whom are financially literate and very knowledgeable about the Company’s affairs.  The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

A copy of the Audit Committee Charter is included in the Company’s Annual Information Form dated April 24, 2008 which was filed as a Form 6-K on June 11, 2008. The Company’s audit committee currently consists of Raymond Larson, Michael Halvorson, and Dr. Dieter A. Krewedl.

The Company has determined that Raymond Larson is its “audit committee financial expert”. Mr. Larson  has been retired since 1994, but prior to his retirement he was President and CEO of Uranium Resources, Inc. (“URI”), a uranium exploration and production company specializing in in-situ leach technology which he founded in 1977. URI pioneered the exploration, development and production of uranium ore bodies using in-situ recovery (ISR) technology, and was a founding member of the Uranium Producers of America Association. Mr. Larson has developed ISR extraction plants in the United States as well as negotiated multiple long-term uranium sales contracts with United States and European utilities. Besides his service as a Director of Strathmore, Mr. Larson serves as a Director of Fission Energy, the spin-out company from Strathmore. Mr. Larson is considered “independent” as defined by the American Stock Exchange.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees, including reimbursements for expenses, for professional services rendered by Davidson & Company LLP paid or billable in the years ended December 31, 2007 and 2006 are detailed in the following table:

	2007	2006
Audit Fees	$174,400	$35,000
Audit Related Fees	-	-
Tax Fees	25,350	1,250
All Other Fees	-	-
Total	$199,750	$36,250

Audit Fees were for professional services provided by Davidson & Company LLP for the audit of the Company’s annual consolidated financial statements.

Tax Fees were for tax compliance, tax advice and tax planning professional services. These services include tax compliance, review of tax returns, and tax planning and advisory services relating to domestic and international taxation.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no Off-Balance Sheet Arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2007, the Company’s known contractual obligations.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years

Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	Nil	Nil	Nil	Nil	Nil
Management Contracts	Nil	Nil	Nil	Ni	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Obligations (1)	$12,183,500	$5,518,500	$6,665,000	Nil	Nil
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under Canadian GAAP	Nil	Nil	Nil	Nil	Nil

(1)

Other Long Term Obligations related to the Roca Honda feasibility study. The Company has transferred its entire interest in the Roca Honda Property to Roca Honda Resources, LLC, a subsidiary in which the Company owns 60% and Sumitomo 40%. The Company and Sumitomo are committed to fund a US$27,215,000 feasibility study, in proportion to their respective ownership interests by the end of fiscal 2011.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed a Consent to Service of Process on Form F-X concurrent with the filing of its 40-F Registration Statement. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated the 3rd day of July, 2008.

Strathmore Minerals Corp.

(Registrant)

Signed: /s/ David Miller
David Miller
Chief Executive Officer

INDEX OF EXHIBITS

99.1

Annual Information Form dated June 6, 2008.

99.2

Audited Annual Consolidated Financial Statements for the Years ended December 31, 2007 and 2006.

99.3

Management Discussion and Analysis for the Year ended December 31, 2007.

99.4

Juniper Ridge LLC Limited Liability Company Operating Agreement

99.5

AUC LLC Limited Liability Company Operating Agreement

99.6

Marquez Mining Lease

99.7

Consent of David C. Fitch

99.8

Consent of the Company’s Independent auditors, Davidson & Company LLP, Chartered Accountants, dated July 3, 2008.

99.9

Section 302 Certification of Annual Consolidated Financial Statements by the Company’s Chief Executive Officer.

99.10

Section 302 Certification of the Annual Consolidated Financial Statements by the Company’s Chief Financial Officer.

99.11

Section 906 Certification of the Annual Consolidated Financial Statements by the Company’s Chief Executive Officer.

99.12

Section 906 Certification of the Annual Consolidated Financial Statements by the Company’s Chief Financial Officer.