Form 40-F/A
period 2007-12-31
Strathmore Minerals Corp.
filed 2009-02-02
CIK 1310287

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F/A

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

#

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

#

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no Off-Balance Sheet Arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2007, the Company’s known contractual obligations.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years

Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	Nil	Nil	Nil	Nil	Nil
Management Contracts	Nil	Nil	Nil	Ni	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Obligations (1) (2)	$14,683,500	$5,768,500	$7,415,000	$750,000	$750,000
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under Canadian GAAP	Nil	Nil	Nil	Nil	Nil

(1)

Other Long Term Obligations related in part to the Roca Honda feasibility study. The Company has transferred its entire interest in the Roca Honda Property to Roca Honda Resources, LLC, a subsidiary in which the Company owns 60% and Sumitomo 40%. The Company and Sumitomo are committed to fund a US$27,215,000 feasibility study, in proportion to their respective ownership interests by the end of fiscal 2011.

(2)

On September 5, 2007, the Company entered into a mineral lease agreement on the Marquez property located in New Mexico, for a period of ten years, with the option to extend the lease for an additional five years. The Company has paid $805,700 (US$750,000) and is required to make annual payments of US$250,000 during the initial ten year term. To extend the lease for an additional five years, the Company is required to pay US$750,000 and make annual payments of US$300,000 thereafter. To extend the lease beyond fifteen years, the Company is required to pay an additional US$750,000.

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

Dated the 30th day of January, 2009.

Strathmore Minerals Corp.

(Registrant)

Signed: /s/ David Miller
David Miller
Chief Executive Officer

INDEX OF EXHIBITS

99.1

Annual Information Form dated June 6, 2008. (Previously filed)

99.2

Audited Annual Consolidated Financial Statements for the Years ended December 31, 2007 and 2006.

99.3

Management Discussion and Analysis for the Year ended December 31, 2007. (Previously filed)

99.4

Juniper Ridge LLC Limited Liability Company Operating Agreement. (Previously filed)

99.5

AUC LLC Limited Liability Company Operating Agreement. (Previously filed)

99.6

Marquez Mining Lease. (Previously filed)

99.7

Consent of David C. Fitch. (Previously filed)

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

#